--------------------------------------------------------------------------------
John Hancock Life Insurance Company

Law Sector

John Hancock Place                                        [LOGO OF JOHN HANCOCK]
P.O. Box 111
Boston, Massachusetts 02117-0111
(617) 572-9197

James C. Hoodlet
Vice President & Counsel

                                 April 20, 2006

By EDGAR and Overnight Mail

Alison White, Esq.
Senior Counsel
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     RE: John Hancock Life Insurance Company (U.S.A.) Separate Account A File No. 333-85284 Template Registration (Accum VUL)

          John Hancock Life Insurance Company of New York Separate Account B File Nos. 333-131134, 333-131139 (Accum VUL-NY; CVUL 05- NY)

          John Hancock Life Insurance Company (U.S.A.) Separate Account A File No. 333-131299 (MPVUL)

Dear Alison:

     The following are our responses to your comments made in the telephone conversation with Eileen Riley and me on April 18, 2006.

     Separately, we are filing under EDGAR revised forms of the prospectuses and the Part C which are responsive to these staff comments. We are also providing to you by overnight mail a package of the prospectuses and the Part Cs.

     1.   Withdrawals

          In response to the staff's comment, we have amended the provisions regarding withdrawals to specify that we will not charge a fee that would exceed 2% of the withdrawal amount.

     2.   Fund Expense Table

          (a) We corrected the typo in footnote H - it now refers to "1.53%".

          (b) In response to the staff's comment, we have amended footnote I to reflect the portfolio expenses if the adviser's fee waiver were reflected. Note that we are confirming that the numbers in the Table are the expenses before the waiver.

     3.   Part C

          (a) Item 27 In response to the staff's comment, we have included Directors' POAs which are specific to the registration statement.

          (b) Item 34 In response to the staff's comment, we have updated the disclosure to reflect the correct Depositor's name.

                                   ----------

Request for Acceleration

     We hereby request an order to accelerate the effectiveness of the above-referenced amendments to May 1, 2006. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

     The Commission staff has requested that the Registrant acknowledge and agree, and the Registrant does, hereby acknowledge and agree, that:

     . should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions about the enclosed documents, please call me at
(617) 572-9197. Thank you.

                                        Sincerely,

                                        /s/James C. Hoodlet

Enclosures

                          Prospectus dated May 1, 2006
                                for interests in
                               Separate Account A

                       Interests are made available under

                  MAJESTIC PERFORMANCE VARIABLE UNIVERSAL LIFE

     a flexible premium variable universal life insurance policy issued by

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                              ("John Hancock USA")

The policy provides fixed account options with fixed rates of return declared by John Hancock USA
                     and the following investment accounts:

Science & Technology
Pacific Rim
Health Sciences
Emerging Growth
Small Cap Growth
Emerging Small Company
Small Cap
Small Cap Index
Dynamic Growth
Mid Cap Stock
Natural Resources
All Cap Growth
Strategic Opportunities
Financial Services
International Opportunities
International Small Cap
International Equity Index B
Overseas Equity
American International
International Value
International Core
Quantitative Mid Cap
Mid Cap Index
Mid Cap Core
Global
Capital Appreciation
American Growth
US Global Leaders Growth
Quantitative All Cap
All Cap Core
Total Stock Market Index
Blue Chip Growth
U.S. Large Cap
Core Equity
Strategic Value
Large Cap Value
Classic Value
Utilities
Real Estate Securities
Small Cap Opportunities
Small Cap Value
Small Company Value
Special Value
Mid Value
Mid Cap Value
Value
All Cap Value
Growth & Income
500 Index B
Fundamental Value
U.S. Core
Large Cap
Quantitative Value
American Growth-Income
Equity-Income
American Blue Chip Income and Growth
Income & Value
Managed
PIMCO VIT All Asset
Global Allocation
High Yield
U.S. High Yield Bond
Strategic Bond
Strategic Income
Global Bond
Investment Quality Bond
Total Return
American Bond
Real Return Bond
Bond Index B
Core Bond
Active Bond
U.S. Government Securities
Short-Term Bond
Money Market B
Lifestyle Aggressive
Lifestyle Growth
Lifestyle Balanced
Lifestyle Moderate
Lifestyle Conservative
Brandes International Equity
Turner Core Growth Equity
Frontier Capital Appreciation
Business Opportunity Value

                             * * * * * * * * * * * *

     Please note that the Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            GUIDE TO THIS PROSPECTUS

This prospectus is arranged in the following way:

     .    Starting on the next page is a Table of Contents for this prospectus.

     . The section after the Table of Contents is called "Summary of Benefits and Risks". It contains a summary of the benefits available under the policy and of the principal risks of purchasing the policy. You should read this section before reading any other section of this prospectus.

     . Behind the Summary of Benefits and Risks section is a section called "Fee Tables" that describes the fees and expenses you will pay when buying, owning and surrendering the policy.

     . Behind the Fee Tables section is a section called "Detailed Information". This section gives more details about the policy. It may repeat certain information contained in the Summary of Benefits and Risks section in order to put the more detailed information in proper context.

     . Finally, on the back cover of this prospectus is information concerning the Statement of Additional Information (the "SAI") and how the SAI, personalized illustrations and other information can be obtained.

Prior to making any investment decisions, you should carefully review this product prospectus and all applicable supplements. In addition, you will receive the prospectuses for the underlying funds that we make available as investment options under the policies. The funds' prospectuses describe the investment objectives, policies and restrictions of, and the risks relating to, investment in the funds. In the case of any of the portfolios that are operated as "feeder funds", the prospectus for the corresponding "master fund" is also provided. If you need to obtain additional copies of any of these documents, please contact your John Hancock representative or contact our Service Office at the address and telephone number on the back page of this product prospectus.

                                TABLE OF CONTENTS

                                                              Page No.
                                                             ---------
SUMMARY OF BENEFITS AND RISKS .........................          4
The nature of the policy ..............................          4
Summary of policy benefits ............................          4
   Death benefit ......................................          4
   Surrender of the policy ............................          4
   Withdrawals ........................................          4
   Policy loans .......................................          4
   Optional supplementary benefit riders ..............          5
   Investment options .................................          5
Summary of policy risks ...............................          5
   Lapse risk .........................................          5
   Investment risk ....................................          5
   Transfer risk ......................................          5
   Early surrender risk ...............................          5
   Market timing risk .................................          5
   Tax risks ..........................................          6
FEE TABLES ............................................          7
DETAILED INFORMATION ..................................         14
Table of Investment Options and Investment
   Subadvisers ........................................         14
Description of John Hancock USA .......................         23
Description of Separate Account A .....................         24
The fixed account options .............................         24
The death benefit .....................................         24
   Limitations on payment of death benefit ............         25
   Base Face Amount vs. Supplemental Face
      Amount ..........................................         25
   The minimum death benefit ..........................         26
   When the insured person reaches 121 ................         27
   Requesting an increase in coverage .................         27
   Requesting a decrease in coverage ..................         27
   Change of death benefit option .....................         27
   Tax consequences of coverage changes ...............         27
   Your beneficiary ...................................         27
   Ways in which we pay out policy proceeds ...........         28
   Changing a payment option ..........................         28
   Tax impact of payment option chosen ................         28
Premiums ..............................................         28
   Planned premiums ...................................         28
   Minimum initial premium ............................         28
   Maximum premium payments ...........................         28
   Processing premium payments ........................         29
   Ways to pay premiums ...............................         29
Lapse and reinstatement ...............................         29
   Lapse ..............................................         29
   No-lapse guarantee .................................         29
   Cumulative premium test ............................         30
   Death during grace period ..........................         30
   Reinstatement ......................................         30
The policy value ......................................         31
   Allocation of future premium payments ..............         31
   Transfers of existing policy value .................         31
Surrender and withdrawals .............................         32
   Surrender ..........................................         32
   Withdrawals ........................................         32
Policy loans ..........................................         33
   Repayment of policy loans ..........................         33
   Effects of policy loans ............................         34
Description of charges at the policy level ............         34
   Deduction from premium payments ....................         34
   Deductions from policy value .......................         34
   Additional information about how certain policy
      charges work ....................................         35
   Sales expenses and related charges .................         35
   Effect of premium payment pattern ..................         35
   Method of deduction ................................         36
   Reduced charges for eligible classes ...............         36
   Other charges we could impose in the future ........         36
Description of charges at the portfolio level .........         36
Other policy benefits, rights and limitations .........         36
   Optional supplementary benefit riders you can
      add .............................................         36
   Variations in policy terms .........................         38
   Procedures for issuance of a policy ................         38
   Commencement of insurance coverage .................         39
   Backdating .........................................         39
   Temporary coverage prior to policy delivery ........         39
   Monthly deduction dates ............................         39
   Changes that we can make as to your policy .........         39
   The owner of the policy ............................         40
   Policy cancellation right ..........................         40
   Reports that you will receive ......................         40
   Assigning your policy ..............................         40
   When we pay policy proceeds ........................         41
   General ............................................         41
   Delay to challenge coverage ........................         41
   Delay for check clearance ..........................         41
   Delay of separate account proceeds .................         41
   Delay of general account surrender proceeds ........         41
   How you communicate with us ........................         41
   General rules ......................................         41
   Telephone, facsimile and internet transactions .....         42
   Distribution of policies ...........................         42
Tax considerations ....................................         43
   General ............................................         43
   Policy death benefit proceeds ......................         44
   Other policy distributions .........................         44
   Policy loans .......................................         45
   Diversification rules and ownership of the
      Account .........................................         45
   7-pay premium limit and modified endowment
      contract status .................................         45
   Corporate and H.R. 10 retirement plans .............         46
   Withholding ........................................         46
   Life insurance purchases by residents of Puerto
      Rico ............................................         46
   Life insurance purchases by non-resident aliens.....         46
Financial statements reference ........................         47
Registration statement filed with the SEC .............         47
Independent registered public accounting firm .........         47

                          SUMMARY OF BENEFITS AND RISKS

The nature of the policy

     The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges. We are obligated to pay all amounts promised under the policy. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the investment accounts that you choose. The amount we pay to the policy's beneficiary upon the death of the insured person (we call this the "death benefit") may be similarly affected. That's why the policy is referred to as a "variable" life insurance policy. We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted in the "Detailed Information" section of this prospectus, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Summary of policy benefits

Death benefit

     When the insured person dies, we will pay the death benefit minus any outstanding loans and accrued interest. There are two ways of calculating the death benefit (Option 1 and Option 2). You choose which one you want in the application. The two death benefit options are:

     . Option 1 - The death benefit will equal the greater of (1) the Total Face Amount, or (2) the minimum death benefit (as described under "The minimum death benefit" provision in the "Detailed Information" section of this prospectus).

     . Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus the policy value on the date of death, or (2) the minimum death benefit.

Surrender of the policy

     You may surrender the policy in full at any time. If you do, we will pay you the policy value less any outstanding policy debt and less any surrender charge that then applies. This is called your "net cash surrender value". You must return your policy when you request a surrender.

     If you have not taken a loan on your policy, the "policy value" of your policy will, on any given date, be equal to:

     .    the amount you invested,

     . gain or loss of the investment experience of the investment options you've chosen,

     .    minus all charges we deduct, and

     .    minus all withdrawals you have made.

     If you take a loan on your policy, your policy value will be computed somewhat differently. See "Effects of policy loans".

Withdrawals

     You may make a withdrawal of part of your surrender value. Generally, each withdrawal must be at least $500. We reserve the right to charge a fee of up to the lesser of 2% of the withdrawal amount or $25 for each withdrawal. Your policy value is automatically reduced by the amount of the withdrawal and the fee. We reserve the right to refuse a withdrawal if it would reduce the net cash surrender value or the Total Face Amount below certain minimum amounts.

Policy loans

     You may borrow from your policy at any time by completing the appropriate form. Generally, the minimum amount of each loan is $500. The maximum amount you can borrow is determined by a formula (see the section entitled "Policy loans" for the formula). Interest is charged on each loan. You can pay the interest or allow it to become part of the outstanding loan balance. You can repay all or part of a loan at any time. If there is an outstanding loan when the insured person dies, it will be deducted from the death benefit. Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

Optional supplementary benefit riders

     When you apply for the policy, you can request any of the optional supplementary benefit riders that we make available. Availability of riders varies from state to state. Charges for most riders will be deducted monthly from the policy value.

Investment options

     The policy offers a number of investment options, as listed on the cover of this prospectus. We currently offer two "fixed account" options - the standard fixed account option, and the enhanced yield fixed account option offered as a supplementary benefit rider. The rest of the options have returns that vary depending upon the investment results of underlying portfolios. These options are referred to in this prospectus as "investment accounts". The fixed accounts and the investment accounts are sometimes collectively referred to in this prospectus as the "accounts". The investment accounts cover a broad spectrum of investment styles and strategies. Although the portfolios of the Series Funds that underlie those investment accounts operate like publicly traded mutual funds, there are important differences between the investment accounts and publicly-traded mutual funds. On the plus side, you can transfer money from one investment account to another without tax liability. Moreover, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio's value and create no taxable event for you. On the negative side, if and when policy earnings are distributed (generally as a result of a surrender or withdrawal), they will be treated as ordinary income instead of as capital gains. Also, you must keep in mind that you are purchasing an insurance policy and you will be assessed charges at the policy level as well as at the fund level. Such policy level charges, in aggregate, are significant and will reduce the performance of your policy.

Summary of policy risks

Lapse risk

     If the net cash surrender value is insufficient to pay the charges when due and the no-lapse guarantee is not in effect, your policy can terminate (i.e. "lapse"). This can happen because you haven`t paid enough premiums or because the investment performance of the investment accounts you've chosen has been poor or because of a combination of both factors. You'll be given a "grace period" within which to make additional premium payments to keep the policy in effect. If lapse occurs, you'll be given the opportunity to reinstate the policy by making the required premium payments and satisfying certain other conditions.

     Since withdrawals reduce your policy value, withdrawals increase the risk of lapse. Policy loans also increase the risk of lapse.

Investment risk

     As mentioned above, the investment performance of any investment account may be good or bad. Your policy value will rise or fall based on the investment performance of the investment accounts you've chosen. Some investment accounts are riskier than others. These risks (and potential rewards) are discussed in detail in the prospectuses of the underlying portfolios.

Transfer risk

     There is a risk that you will not be able to transfer your policy value from one investment account to another because of limitations on the dollar amount or frequency of transfers you can make. The limitations on transfers out of the fixed account options are more restrictive than those that apply to transfers out of investment accounts.

Early surrender risk

     There are surrender charges assessed if you surrender your policy in the first 10 policy years. Depending on the policy value at the time you are considering surrender, there may be little or no surrender value payable to you.

Market timing risk

     Variable investment accounts in variable life insurance products can be a prime target for abusive transfer activity because these products value their investment accounts on a daily basis and allow transfers among investment accounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of investment accounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in an investment account can be harmed by frequent transfer activity since such activity may expose the investment account's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage the portfolio's investments in accordance with the portfolio's investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

     To discourage disruptive frequent trading activity, we impose restrictions on transfers (see "Transfers of existing policy value") and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see "How you communicate with us"). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain investment accounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

     While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Tax risks

     In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code, your policy must comply with certain requirements of the Code. We will monitor your policy for compliance with these requirements, but a policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called "7 pay limit" that limits the amount of premium that can be paid in relation to the policy's death benefit. If the limit is violated, the policy will be treated as a "modified endowment contract", which can have adverse tax consequences. There are also certain Treasury Department rules referred to as the "investor control rules" that determine whether you would be treated as the "owner" of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called "inside build-up" that is a major benefit of life insurance.

     In general, you will be taxed on the amount of distributions that exceed the premiums paid under the policy. Any taxable distribution will be treated as ordinary income (rather than as capital gains) for tax purposes. If you have elected the Long-Term Care Acceleration Rider, you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy value to pay the rider charge. The tax laws are not clear on this point.

     There is a tax risk associated with policy loans. Although no part of a loan is treated as income to you when the loan is made unless your policy is a "modified endowment contract", surrender or lapse of the policy would result in the loan being treated as a distribution at the time of lapse or surrender. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

     Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of policy ownership or assignment of ownership interests. For these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the policy and before exercising certain rights under the policy.

                                   FEE TABLES

     This section contains five tables that describe all of the fees and expenses that you will pay when buying and owning the policy. In the first three tables, certain entries show the minimum charge, the maximum charge and the charge for a representative insured person. Other entries show only the maximum charge we can assess and are labeled as such. Except where necessary to show a rate greater than zero, all rates shown in the tables have been rounded to two decimal places as required by prospectus disclosure rules. Consequently, the actual rates charged may be slightly higher or lower than those shown in the tables.

     The first table below describes the fees and expenses that you will pay at the time that you pay a premium, withdraw policy value, surrender the policy, lapse the policy or transfer policy value between investment accounts. We reserve the right to increase the premium charge beyond the level indicated on the Transaction Fees table in order to correspond with changes in state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.

--------------------------------------------------------------------------------------------------------------------------------
                                                      Transaction Fees
--------------------------------------------------------------------------------------------------------------------------------
              Charge                                When Charge is Deducted                            Amount Deducted
--------------------------------------------------------------------------------------------------------------------------------
Maximum premium charge                 Upon payment of premium                           8% of all premiums/(1)/
--------------------------------------------------------------------------------------------------------------------------------
Maximum withdrawal fee                 Upon making a withdrawal                          lesser of 2% of withdrawal amount or
                                                                                         $25 (currently $0)/(2)/
--------------------------------------------------------------------------------------------------------------------------------
Surrender charge/(3)/                  Upon surrender, policy lapse or any reduction
                                       in Base Face Amount

 Maximum surrender charge                                                                $125.44 per thousand dollars of Base
                                                                                         Face Amount

 Minimum surrender charge                                                                $2.72 per thousand dollars of Base Face
                                                                                         Amount

 Surrender charge for                                                                    $13.82 per thousand dollars of Base
 respresentative insured person                                                          Face Amount
--------------------------------------------------------------------------------------------------------------------------------
Maximum transfer fee                   Upon each transfer into or out of an              $25 (currently $0)/(1)/
                                        investment account beyond an annual limit of
                                        not less than 12
--------------------------------------------------------------------------------------------------------------------------------

(1) The amount stated in the table is the maximum premium charge in all policy years. Currently, a premium charge of 6.4% is deducted from each premium paid up to the Target Premium in each of the first 5 policy years. A premium charge of 2% is deducted from each premium in excess of Target Premium for the first 5 policy years, and a charge of 2% is deducted from all premiums paid in policy years 6 and after. If the premium received in the first policy year is less than the Target Premium, the premium received in the second policy year will be treated as if received in the first policy year until premiums received equal the Target Premium. The "Target Premium" will appear in the "Policy Specifications" section of the policy.

(2) This fee is not currently imposed, but we reserve the right to do so in the policy.

(3) A surrender charge is applicable for 10 policy years from the policy date and is calculated as a percentage of the lesser of the sum of the premiums paid in the first two policy years or the Target Premium stated in the Policy Specifications page of your policy. If the premium received in the first policy year is less than the Target Premium, the premium received in the second policy year will be treated as if received in the first policy year until premiums received equal the Target Premium. The percentage applied to the calculation starts out at 100% and reduces over the surrender charge period. The Target Premium varies by the sex, issue age and underwriting risk class of the insured person. The maximum charge shown in the table is for a 90 year old male substandard smoker underwriting risk, the minimum charge shown is for a 0 year old female standard non-smoker underwriting risk, and the charge for a representative insured person is for a 45 year old male standard non-smoker underwriting risk.

     The next two tables describe the charges and expenses that you will pay periodically during the time you own the policy. These tables do not include fees and expenses paid at the portfolio level. Except for the policy loan interest rate, all of the charges shown in the tables are deducted from your policy value. The second table is devoted only to optional supplementary rider benefits.

--------------------------------------------------------------------------------------------------------------------------------
                                      Periodic Charges Other Than Fund Operating Expenses
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         Amount Deducted
                                         When Charge is       ------------------------------------------------------------------
             Charge                         Deducted              Guaranteed Rate                        Current Rate
--------------------------------------------------------------------------------------------------------------------------------
 Cost of insurance charge:/(1)/      Monthly
  Minimum charge                                              $0.02 per $1,000 of NAR              $0.02 per $1,000 of NAR
  Maximum charge                                              $83.33 per $1,000 of NAR             $83.33 per $1,000 of NAR
  Charge for representative                                   $0.20 per $1,000 of NAR              $0.10 per $1,000 of NAR
  insured person
--------------------------------------------------------------------------------------------------------------------------------
 Face Amount charge:/(2)/            Monthly for 4 policy
                                     years from the Policy
                                     Date

  Minimum charge                                              $0.02 per $1,000 of Base Face        $0.02 per $1,000 of Base Face
                                                              Amount                               Amount

  Maximum charge                                              $1.47 per $1,000 of Base Face        $1.47 per $1,000 of Base Face
                                                              Amount                               Amount

  Charge for representative                                   $0.14 per $1,000 of Base Face        $0.14 per $1,000 of Base Face
  insured person                                              Amount                               Amount
--------------------------------------------------------------------------------------------------------------------------------
 Administrative charge               Monthly                  $ 15                                 $ 15
--------------------------------------------------------------------------------------------------------------------------------
 Asset-based risk charge/(3)/        Monthly                  0.06% of policy value                0.05% of policy value
--------------------------------------------------------------------------------------------------------------------------------
 Maximum policy loan interest        Accrues daily            4.25%                                4.25%
 rate/(4)/                           Payable annually
--------------------------------------------------------------------------------------------------------------------------------

(1) The cost of insurance charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The "minimum" rate shown in the table is the rate in the first policy year for a policy issued to cover a 5 year old female preferred underwriting risk. The "maximum" rate shown in the table at both guaranteed and current rates is the rate in the first policy year for a policy issued to cover a 90 year old male substandard smoker underwriting risk. This includes the so-called "extra mortality charge". The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a policy in the first policy year. The charges shown in the table may not be particularly relevant to your current situation. For more information about cost of insurance rates, talk to your John Hancock USA representative.

(2) This charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rates vary by the sex, issue age and underwriting risk class of the insured person. The "minimum" rate shown in the table is for a 0 year old female underwriting risk. The "maximum" rate shown in the table is for a 90 year old male standard non-smoker underwriting risk. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk.

(3) This charge only applies to that portion of policy value held in the investment accounts. The charge determined does not apply to any fixed account. The percentage amount indicated in the table is the amount assessed in policy years 1-15. In policy year 16 and after, the guaranteed rate is 0.02%.

(4) 4.25% is the maximum effective annual interest rate we can charge and applies only during policy years 1-10. The effective annual interest rate is 3.0% thereafter (although we reserve the right to increase the rate after the tenth policy year to as much as 3.25%). The amount of any loan is transferred from the accounts to a special loan account which earns interest at an effective annual rate of 3.0%. Therefore, the cost of a loan is the difference between the loan interest we charge and the interest we credit to the special loan account.

------------------------------------------------------------------------------------------------------------------------------------
                                                   Rider Charges
------------------------------------------------------------------------------------------------------------------------------------
                                                 When Charge is
                    Charge                           Applied                     Amount
------------------------------------------------------------------------------------------------------------------------------------
 Extended No-Lapse Guarantee Rider:/(1)/        Monthly
  Minimum charge                                                  $0.02 per $1,000 of Base Face Amount
  Maximum charge                                                  $0.08 per $1,000 of Base Face Amount
  Charge for representative insured person                        $0.03 per $1,000 of Base Face Amount
------------------------------------------------------------------------------------------------------------------------------------
 Acceleration of Death Benefit for Qualified    Monthly
 Long-Term Care Services Rider:/(2)/
  Minimum charge                                                  $0.01 per $1,000 of NAR
  Maximum charge                                                  $1.80 per $1,000 of NAR
  Charge for representative insured person                        $0.08 per $1,000 of NAR
------------------------------------------------------------------------------------------------------------------------------------
 Residual Life Insurance Benefit and            Monthly
 Continuation of Acceleration Rider:/(3)/
  Minimum charge                                                  $2.12 per $1,000 of LMAX Maximum Monthly Benefit Amount
  Maximum charge                                                  $130.37 per $1,000 of LMAX Maximum Monthly Benefit
                                                                  Amount

  Charge for representative insured person                        $7.29 per $1,000 of LMAX Maximum Monthly Benefit Amount
------------------------------------------------------------------------------------------------------------------------------------
 Optional Enhanced Surrender Value Rider        Upon payment      2% of the lesser of either the sum of premiums received during
                                                of premium        the first 2 policy years or the Target Premium shown in the Policy
                                                                  Specifications section of your policy
------------------------------------------------------------------------------------------------------------------------------------
 Return of Premium Death Benefit Rider:/(4)/    Monthly
  Minimum charge                                                  $0.02 per $1,000 of NAR
  Maximum charge                                                  $83.33 per $,1000 of NAR
  Charge for representative insured person                        $0.10 per $1,000 of NAR
------------------------------------------------------------------------------------------------------------------------------------
 Change of Life Insured Rider                   At exercise of    $250.00/(5)/
                                                benefit
------------------------------------------------------------------------------------------------------------------------------------
 Accelerated Benefit Rider                      At exercise of    $150.00/(6)/
                                                benefit
------------------------------------------------------------------------------------------------------------------------------------

(1) The charge for this rider is determined by multiplying the Base Face Amount by the applicable rate. The rates vary by sex, issue age, and risk classification of the insured person. The "minimum" rate shown in the table is for a 0 year old female standard non-smoker underwriting risk. The "maximum" rate shown in the table is for a 90 year old male standard smoker underwriting risk. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk.

(2) The charge for this rider is determined by multiplying the net amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable rate. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The "minimum" rate shown in the table is for a 20 year old female standard non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The Monthly Acceleration Percentage is stated in the Policy Specifications page of your policy. The "maximum" rate shown in the table is for an 80 year old male substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage.

(3) The charge for this rider is determined by multiplying the LMAX Maximum Monthly Benefit Amount for this rider by the applicable rate. The LMAX Maximum Monthly Benefit Amount is stated in the Policy Specifications page of your policy. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The "minimum" rate shown in the table is for a 20 year old female standard non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The "maximum" rate shown in the table is for a 80 year old male substandard smoker underwriting class with a 4% Monthly Acceleration Percentage. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage.

(4) The Return of Premium Death Benefit Rider charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable rate. The rates vary depending upon the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The "minimum" rate shown in the table is the rate in the first policy year for a poicy issued to cover a 0 year old female standard non-smoker underwriting risk. The "maximum" rate shown in the table is the rate in the first policy year for a policy issued to cover a 90 year old male substandard smoker underwriting risk. This includes the so-called "extra mortality charge". The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a policy in the first policy year. The charges shown in the table may not be particularly relevant to your current situtation.

(5) The charge for this benefit will be assessed separately and will not be deducted from the policy value.

(6) This charge is not currently imposed, but we reserve the right to do so in the policy.

     The next table describes the minimum and maximum portfolio level fees and expenses charged by any of the portfolios underlying a variable investment option offered through this prospectus, expressed as a percentage of average net assets (rounded to two decimal places). These expenses are deducted from portfolio assets.

----------------------------------------------------------------------------------------------
            Total Annual Portfolio Operating Expenses                   Minimum        Maximum
----------------------------------------------------------------------------------------------
 Range of expenses, including management fees, distribution and/
 or service (12b-1) fees, and other expenses                            0.50%          1.53%
----------------------------------------------------------------------------------------------

     The next table describes the fees and expenses for each class of shares of each portfolio underlying a variable investment option offered through this prospectus. None of the portfolios charge a sales load or surrender fee.The fees and expenses do not reflect the fees and expenses of any variable insurance contract or qualified plan which may use the portfolio as its underlying investment medium. Except for the American International, American Growth, American Growth-Income, American Blue Chip Income and Growth, American Bond and PIMCO VIT All Asset portfolios, all of the portfolios shown in the table are NAV class shares that are not subject to Rule 12b-1 fees. Except as indicated in the footnotes appearing at the end of the table, the expense ratios are based upon the portfolio's actual expenses for the year ended December 31, 2005.

     Portfolio Annual Expenses
(as a percentage of portfolio average net assets, rounded to two decimal places)

                                                   Management        12b-1          Other              Total
Portfolio                                             Fees            Fees        Expenses        Annual Expenses
---------                                          ----------        ------       ---------      ----------------
 Science & Technology ......................          1.05%/A/        N/A          0.07%              1.12%
 Pacific Rim ...............................          0.80%           N/A          0.24%              1.04%
 Health Sciences ...........................          1.05%/A/        N/A          0.12%              1.17%
 Emerging Growth ...........................          0.80%           N/A          0.08%              0.88%
 Small Cap Growth ..........................          1.07%           N/A          0.06%              1.13%
 Emerging Small Company ....................          0.97%           N/A          0.07%              1.04%
 Small Cap/B/ ..............................          0.85%           N/A          0.03%              0.88%
 Small Cap Index ...........................          0.49%           N/A          0.04%              0.53%
 Dynamic Growth ............................          0.95%           N/A          0.07%              1.02%
 Mid Cap Stock .............................          0.84%           N/A          0.08%              0.92%
 Natural Resources .........................          1.00%           N/A          0.07%              1.07%
 All Cap Growth ............................          0.85%           N/A          0.06%              0.91%
 Strategic Opportunities ...................          0.80%           N/A          0.08%              0.88%
 Financial Services ........................          0.82%/C/        N/A          0.09%              0.91%
 International Opportunities ...............          0.90%           N/A          0.06%              0.96%
 International Small Cap ...................          0.92%           N/A          0.21%              1.13%
 International Equity Index B /B/D/I/ .......         0.55%           N/A          0.04%              0.59%
 Overseas Equity/B/ ........................          1.05%           N/A          0.23%              1.28%
 American International/E/H/ ...............          0.52%           0.60%        0.08%              1.20%
 International Value .......................          0.82%/F/        N/A          0.19%              1.01%
 International Core ........................          0.89%           N/A          0.07%              0.96%
 Quantitative Mid Cap ......................          0.74%           N/A          0.10%              0.84%
 Mid Cap Index .............................          0.49%           N/A          0.04%              0.53%
 Mid Cap Core ..............................          0.87%           N/A          0.08%              0.95%
 Global ....................................          0.82%/F/        N/A          0.16%              0.98%
 Capital Appreciation ......................          0.81%           N/A          0.05%              0.86%

                                                   Management        12b-1          Other              Total
Portfolio                                             Fees            Fees        Expenses        Annual Expenses
---------                                          ----------        ------       ---------      ----------------
 American Growth/E/ ........................          0.33%           0.60%        0.04%              0.97%
 U.S. Global Leaders Growth ................          0.70%           N/A          0.06%              0.76%
 Quantitative All Cap ......................          0.71%           N/A          0.06%              0.77%
 All Cap Core ..............................          0.80%           N/A          0.07%              0.87%
 Total Stock Market Index ..................          0.49%           N/A          0.04%              0.53%
 Blue Chip Growth ..........................          0.81%/A/        N/A          0.07%              0.88%
 U.S. Large Cap ............................          0.83%           N/A          0.06%              0.89%
 Core Equity ...............................          0.79%           N/A          0.06%              0.85%
 Strategic Value ...........................          0.85%           N/A          0.08%              0.93%
 Large Cap Value ...........................          0.84%           N/A          0.08%              0.92%
 Classic Value .............................          0.80%           N/A          0.24%              1.04%
 Utilities .................................          0.85%           N/A          0.19%              1.04%
 Real Estate Securities ....................          0.70%           N/A          0.06%              0.76%
 Small Cap Opportunities ...................          0.99%           N/A          0.08%              1.07%
 Small Cap Value/B/D/ ......................          1.07%           N/A          0.05%              1.12%
 Small Company Value/D/ ....................          1.03%/A/        N/A          0.05%              1.08%
 Special Value .............................          1.00%           N/A          0.21%              1.21%
 Mid Value .................................          0.98%/A/        N/A          0.08%              1.06%
 Mid Cap Value .............................          0.85%           N/A          0.05%              0.90%
 Value .....................................          0.74%           N/A          0.06%              0.80%
 All Cap Value .............................          0.83%           N/A          0.07%              0.90%
 Growth & Income/B/ ........................          0.68%           N/A          0.08%              0.76%
 500 Index B/B/D/I/ ........................          0.47%           N/A          0.03%              0.50%
 Fundamental Value .........................          0.77%/C/        N/A          0.05%              0.82%
 U.S. Core .................................          0.76%           N/A          0.05%              0.81%
 Large Cap/B/ ..............................          0.84%           N/A          0.05%              0.89%
 Quantitative Value ........................          0.70%           N/A          0.06%              0.76%
 American Growth-Income/E/ .................          0.28%           0.60%        0.05%              0.93%
 Equity-Income .............................          0.81%/A/        N/A          0.05%              0.86%
 American Blue Chip Income and Growth/E/ ...          0.44%           0.60%        0.04%              1.08%
 Income & Value ............................          0.79%           N/A          0.08%              0.87%
 Managed/B/ ................................          0.69%           N/A          0.06%              0.75%
 PIMCO VIT All Asset .......................          0.20%           0.25%        1.08%/G/           1.53%
 Global Allocation .........................          0.85%           N/A          0.19%              1.04%
 High Yield ................................          0.66%           N/A          0.07%              0.73%
 U.S. High Yield Bond/B/D/ .................          0.74%           N/A          0.21%              0.95%
 Strategic Bond ............................          0.67%           N/A          0.08%              0.75%
 Strategic Income ..........................          0.73%           N/A          0.30%              1.03%
 Global Bond ...............................          0.70%           N/A          0.12%              0.82%
 Investment Quality Bond ...................          0.60%           N/A          0.09%              0.69%
 Total Return ..............................          0.70%           N/A          0.07%              0.77%
 American Bond/E/ ..........................          0.43%           0.60%        0.04%              1.07%
 Real Return Bond ..........................          0.70%           N/A          0.07%              0.77%
 Bond Index B /B/D/I/ .......................         0.47%           N/A          0.03%              0.50%
 Core Bond/B/ ..............................          0.67%           N/A          0.07%              0.74%
 Active Bond/B/ ............................          0.60%           N/A          0.07%              0.67%
 U.S. Government Securities ................          0.59%           N/A          0.07%              0.66%
 Short-Term Bond/B/ ........................          0.59%           N/A          0.09%              0.68%
 Money Market B /B/D/I/ .....................         0.49%           N/A          0.04%              0.53%

                                                   Management        12b-1          Other              Total
Portfolio                                             Fees            Fees        Expenses        Annual Expenses
---------                                          ----------        ------       ---------      ----------------
 Lifestyle Aggressive ......................          0.05%           N/A          0.95%/H/           1.00%
 Lifestyle Growth ..........................          0.05%           N/A          0.89%/H/           0.94%
 Lifestyle Balanced ........................          0.05%           N/A          0.86%/H/           0.91%
 Lifestyle Moderate ........................          0.05%           N/A          0.81%/H/           0.86%
 Lifestyle Conservative ....................          0.05%           N/A          0.78%/H/           0.83%
 Brandes International Equity/J/ ...........          0.69%           N/A          0.23%              0.92%
 Turner Core Growth/J/ .....................          0.45%           N/A          0.23%              0.68%
 Frontier Capital Appreciation/J/ ..........          0.90%           N/A          0.21%              1.11%
 Business Opportunity Value/J/ .............          0.65%           N/A          0.36%              1.01%

/A/The adviser has voluntarily agreed to waive a portion of its advisory fee for the Blue Chip Growth, Equity-Income, Health Sciences, Mid Value, Science & Technology, and Small Company Value portfolios. This waiver is based on the combined average daily net assets of these portfolios and the following funds of John Hancock Funds II: Blue Chip Growth Fund, Equity-Income Fund, Health Sciences Fund, Science & Technology Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the "T. Rowe Portfolios").

The percentage fee reduction is as follows:

Combined Average Daily Net                            Fee Reduction
Assets of the T. Rowe Portfolios         (as a percentage of the Management Fee)
--------------------------------         ---------------------------------------
  First $750 million..............                        0.00%
  Over $750 million...............                         5.0%

Effective November 1, 2006, the percentage reduction will be as follows:

Combined Average Daily Net                            Fee Reduction
Assets of the T. Rowe Portfolios         (as a percentage of the Management Fee)
--------------------------------         ---------------------------------------
  First $750 million.................                     0.00%
  Next $750 million..................                      5.0%
  Excess over $1.5 billion...........                      7.5%

This voluntary fee waiver may be terminated at any time by the adviser.

/B/ Commenced operations April 29, 2005.

/C/ For the period prior to October 14, 2005, the adviser voluntarily agreed to reduce its advisory fee for the Financial Services and Fundamental Value portfolios to the amounts shown below as a percentage of average annual net assets.

                                                              Between $50 million        Excess Over
Portfolio                            First $50 million          and $500 million         $500 million
---------                            -----------------        -------------------        ------------
  Financial Services .........            0.85%                     0.80%                   0.75%
  Fundamental Value ..........            0.85%                     0.80%                   0.75%

Effective October 14, 2005, the advisory fees for the Financial Services and the Fundamental Value portfolios were lowered to the rates for the voluntary advisory fee waiver set forth above and the voluntary advisory fee waiver was eliminated.

If the advisory fee waiver for the period prior to October 14, 2005 were reflected, it is estimated that the management fees for these portfolios would have been as follows:

  Financial Services .........      0.82%
  Fundamental Value ..........      0.77%

/D/ Based on estimates for the current fiscal year.

/E/ Reflects the aggregate annual operating expenses of each portfolio and its corresponding master fund. In the case of the American Blue Chip Income and Growth, American Bond, American Growth, American Growth-Income and American International portfolios, and during the year ended December 31, 2005, Capital Research Management Company (the adviser to the American Blue Chip Income and Growth, American Bond, American Growth, American Growth-Income and American International portfolios) voluntarily reduced investment management fees to rates provided by amended agreement effective April 1, 2004. If such fee waiver had been reflected, the management fee would be 0.40%, 0.39%, 0.30%, 0.25% and 0.47% and Total Annual Expenses would be 1.04%, 1.03%, 0.94%, 0.90% and 1.15%.

/F/ Effective December 9, 2003, due to a decrease in the subadvisory fees for the Global and International Value portfolios, the adviser voluntarily agreed to waive its advisory fees so that the amount retained by the adviser after payment of the subadvisory fees for each such portfolio does not exceed 0.45% of the portfolio's average net assets. For the year ended December 31, 2005, the effective annual advisory fee for the Global and International Value portfolios was 0.77% and 0.78%, respectively. These advisory fee waivers may be rescinded at any time.

/G/ Other Expenses for the PIMCO All Asset portfolio reflect an administrative fee of 0.25%, a service fee of 0.20% and expenses of underlying funds in which the PIMCO All Asset portfolio invests ("PIMCO Underlying Funds"). The PIMCO Underlying Funds` expenses (0.63%) are estimated based upon an allocation of the portfolio's assets among the PIMCO Underlying Funds and upon the total annual operating expenses of the Institutional Class shares of these PIMCO Underlying Funds. PIMCO Underlying Fund expenses will vary with changes in the expenses of the PIMCO Underlying Funds, as well as allocation of the portfolio's assets, and may be higher or lower than those shown above. PIMCO has contractually agreed, for the portfolio`s current fiscal year, to waive its advisory fee to the extent that the PIMCO Underlying Funds' expenses attributable to advisory and administrative fees exceed 0.64% of the total assets invested in PIMCO Underlying Funds.

/H/ Each of the Lifestyle Trusts may invest in all the other Trust portfolios except the American Growth, the American International, the American Blue Chip Income, American Bond, and Growth and the American Growth-Income (the "Underlying Portfolios"). The Total Annual Expenses for the Underlying Portfolios range from 0.50% to 1.53%.

/I/ The adviser for this fund has agreed, pursuant to its agreement with the John Hancock Trust, to waive its management fee (or, if necessary, reimburse expenses of the fund) to the extent necessary to limit the fund`s "Annual Operating Expenses". A fund's "Annual Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the fund not incurred in the ordinary course of the fund`s business. Under the agreement, the adviser's obligation will remain in effect until May 1, 2007 and will terminate after that date only if the John Hancock Trust, without the prior written consent of the adviser, sells shares of the fund to (or has shares of the fund held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company (U.S.A.) or any of its affiliates that are specified in the agreement. If this fee waiver had been reflected, the management fee shown for the 500 Index Trust B, Bond Index Trust B, International Equity Index Trust B and Money Market Trust B would be 0.22%, 0.22%, 0.30% and 0.24%, respectively, and the Total Fund Annual Expenses shown would be 0.25%, 0.25%, 0.34% and 0.28%, respectively.

/J/For the period ending May 1, 2006 to April 30, 2007, the adviser has contractually agreed to reimburse the portfolio for any expenses (other than advisory fees, brokerage or other portfolio expenses) to the extent that such expenses exceed 0.25% of the portfolio's annualized average daily net assets. Fees and expenses shown are for the year end December 31, 2005. Future fees and expenses may be different.

                              DETAILED INFORMATION

     This section of the prospectus provides additional detailed information that is not contained in the Summary of Benefits and Risks section.

Table of Investment Options and Investment Subadvisers

     When you select a Separate Account investment option, we invest your money in shares of a corresponding portfolio of the John Hancock Trust (the "Trust") (or the PIMCO Variable Insurance Trust (the "PIMCO Trust") with respect to the All Asset portfolio) and hold the shares in a sub-account of the Separate Account. The Fee Tables show the investment management fees, Rule 12b-1 fees and other operating expenses for these portfolio shares as a percentage (rounded to two decimal places) of each portfolio's average net assets for 2005, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the portfolios are not fixed or specified under the terms of the policies and may vary from year to year. These fees and expenses differ for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any Separate Account investment options you select.

     The John Hancock Trust and the PIMCO Trust are so-called "series" type mutual funds and each is registered under the Investment Company Act of 1940 ("1940 Act") as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the Trust and receives investment management fees for doing so. JHIMS pays a portion of its investment management fees to other firms that manage the Trust's portfolios. We and our affiliate own JHIMS LLC and indirectly benefit from any investment management fees JHIMS LLC retains. The All Asset portfolio of the PIMCO Trust receives investment advisory services from Pacific Investment Management Company LLC ("PIMCO") and pays investment management fees to PIMCO.

     Each of the American Blue Chip Income and Growth, American Bond, American Growth-Income, American Growth, and American International portfolios invests in Series 1 shares of the corresponding investment portfolio of the Trust and are subject to a 0.60% 12b-1 fee. The American Growth, American International, American Growth-Income, American Blue Chip Income and Growth and American Bond portfolios operate as "feeder funds", which means that the portfolio does not buy investment securities directly. Instead, it invests in a "master fund" which in turn purchases investment securities. Each of the American feeder fund portfolios has the same investment objective and limitations as its master fund. The prospectus for the American Fund master fund is included with the prospectuses for the underlying funds.

     The Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation and Business Opportunity Value portfolios are series of M Fund, Inc. (the "M Fund"), an open-end management investment company registered under the 1940 Act. The assets of the Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation and Business Opportunity Value subaccounts are invested in the corresponding portfolios of the M Fund. M Financial Investment Advisers, Inc. ("M Financial") is the investment adviser for all portfolios of the M Fund. The entities shown in the table below as "Portfolio Managers" of the M Fund portfolios are sub-investment advisers selected by M Financial and are the entities that manage the portolio's assets.

     The portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the portfolios. The amount of this compensation is based on a percentage of the assets of the portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from portfolio to portfolio and among classes of shares within a portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees that are deducted from a portfolio's assets for the services we or our affiliates provide to that portfolio. In addition, compensation payments of up to 0.45% of assets may be made by a portfolio's investment advisers or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" portfolios of the Trust for the marketing support services it provides. Any of these compensation payments do not, however, result in any charge to you in addition to what is shown in the Fee Tables.

     The following table provides a general description of the portfolios that underlie the variable investment options we make available under the policy. You bear the investment risk of any portfolio you choose as an investment option for your policy. You can find a full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investment in the portfolio in the prospectus for that portfolio. You should read the portfolio's prospectus carefully before investing in the corresponding variable investment option.

     The investment options in the Separate Account are not publicly traded mutual funds. The investment options are only available to you as investment options in the policies, or in some cases through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the investment options also may be available through participation in certain qualified pension or retirement plans. The portfolios' investment advisers and managers (i.e. subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the portfolios are not directly related to any publicly traded mutual fund. You should not compare the performance of any investment option described in this prospectus with the performance of a publicly traded mutual fund. The performance of any publicly traded mutual fund could differ substantially from that of any of the investment options of our Separate Account.

     The portfolios available under the policies are as follows:

 Portfolio                               Portfolio Manager
==================================      ===================================
 Science & Technology                   T. Rowe Price Associates, Inc.
----------------------------------      -----------------------------------
 Pacific Rim                            MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      -----------------------------------
 Health Sciences                        T. Rowe Price Associates, Inc.
----------------------------------      -----------------------------------
 Emerging Growth                        MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      -----------------------------------
 Small Cap Growth                       Wellington Management Company,
                                        LLP
----------------------------------      -----------------------------------
 Emerging Small Company                  Franklin Advisers, Inc.
----------------------------------      -----------------------------------
 Small Cap                              Independence Investment LLC
----------------------------------      -----------------------------------
 Small Cap Index                        MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      -----------------------------------

 Portfolio                               Investment Description
==================================      ================================================================
 Science & Technology                   Seeks long-term growth of capital by investing, under
                                        normal market conditions, at least 80% of its net assets
                                        (plus any borrowings for investment purposes) in common
                                        stocks of companies expected to benefit from the
                                        development, advancement, and use of science and
                                        technology. Current income is incidental to the portfolio's objective.
----------------------------------      ----------------------------------------------------------------
 Pacific Rim                            Seeks long-term growth of capital by investing in a
                                        diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations
                                        domiciled in countries in the Pacific Rim region.
----------------------------------      ----------------------------------------------------------------
 Health Sciences                        Seeks long-term capital appreciation by investing, under
                                        normal market conditions, at least 80% of its net assets
                                        (plus any borrowings for investment purposes) in common
                                        stocks of companies engaged in the research, development,
                                        production, or distribution of products or services related to health care, medicine, or the life sciences.
----------------------------------      ----------------------------------------------------------------
 Emerging Growth                        Seeks superior long-term rates of return through capital
                                        appreciation by investing, under normal circumstances,
                                        primarily in high quality securities and convertible
                                        instruments of small-cap U.S. companies.
----------------------------------      ----------------------------------------------------------------
 Small Cap Growth                       Seeks long-term capital appreciation by investing, under
                                        normal market conditions, primarily in small-cap
                                        companies that are believed to offer above average potential for growth in revenues and earnings.
----------------------------------      ----------------------------------------------------------------
 Emerging Small Company                 Seeks long-term growth of capital by investing, under
                                        normal market conditions, at least 80% of its net assets
                                        (plus any borrowings for investment purposes) in common
                                        stock equity securities of companies with market
                                        capitalizations that approximately match the range of
                                        capitalization of the Russell 2000 Growth Index* at the
                                        time of purchase.
----------------------------------      ----------------------------------------------------------------
 Small Cap                              Seeks maximum capital appreciation consistent with
                                        reasonable risk to principal by investing, under normal
                                        market conditions, at least 80% of its net assets in equity securities of companies whose market capitalization is
                                        under $2 billion.
----------------------------------      ----------------------------------------------------------------
 Small Cap Index                        Seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to
                                        track the performance of the Russell 2000 Index.*
----------------------------------      ----------------------------------------------------------------

 Portfolio                               Portfolio Manager
==================================      ===================================
 Dynamic Growth                         Deutsche Asset Management Inc.
----------------------------------      -----------------------------------
 Mid Cap Stock                           Wellington Management Company,
                                        LLP
----------------------------------      -----------------------------------
 Natural Resources                      Wellington Management Company,
                                        LLP
----------------------------------      -----------------------------------
 All Cap Growth                          AIM Capital Management, Inc.
----------------------------------      -----------------------------------
 Strategic Opportunities                Fidelity Management & Research
                                        Company
----------------------------------      -----------------------------------
 Financial Services                      Davis Advisors
----------------------------------      -----------------------------------
 International Opportunities            Marisco Capital Management, LLC
----------------------------------      -----------------------------------
 International Small Cap                 Templeton Investment Counsel, Inc.
----------------------------------      -----------------------------------
 International Equity Index B           SSgA Funds Management, Inc.
----------------------------------      -----------------------------------

 Portfolio                               Investment Description
==================================      ================================================================
 Dynamic Growth                         Seeks long-term growth of capital by investing in stocks
                                        and other equity securities of medium-sized U.S. companies with strong growth potential.
----------------------------------      ----------------------------------------------------------------
 Mid Cap Stock                          Seeks long-term growth of capital by investing primarily in equity securities of mid-size companies with significant
                                        capital appreciation potential.
----------------------------------      ----------------------------------------------------------------
 Natural Resources                      Seeks long-term total return by investing, under normal
                                        market conditions, primarily in equity and equity-related
                                        securities of natural resource-related companies worldwide.
----------------------------------      ----------------------------------------------------------------
 All Cap Growth                         Seeks long-term capital appreciation by investing the
                                        portfolio's assets, under normal market conditions,
                                        principally in common stocks of companies that are likely
                                        to benefit from new or innovative products, services or
                                        processes, as well as those that have experienced above
                                        average, long-term growth in earnings and have excellent
                                        prospects for future growth.
----------------------------------      ----------------------------------------------------------------
 Strategic Opportunities                Seeks growth of capital by investing primarily in common
                                        stocks. Investments may include securities of domestic and foreign issuers, and growth or value stocks or a
                                        combination of both.
----------------------------------      ----------------------------------------------------------------
 Financial Services                     Seeks growth of capital by investing primarily in common
                                        stocks of financial companies. During normal market
                                        conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) are invested in
                                        companies that are principally engaged in financial
                                        services. A company is "principally engaged" in financial
                                        services if it owns financial services-related assets
                                        constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.
----------------------------------      ----------------------------------------------------------------
 International Opportunities            Seeks long-term growth of capital by investing, under
                                        normal market conditions, at least 65% of its assets in
                                        common stocks of foreign companies that are selected for
                                        their long-term growth potential. The portfolio may invest in companies of any size throughout the world. The
                                        portfolio normally invests in issuers from at least three
                                        different countries not including the U.S. The portfolio may invest in common stocks of companies operating in
                                        emerging markets.
----------------------------------      ----------------------------------------------------------------
 International Small Cap                Seeks capital appreciation by investing primarily in the
                                        common stock of companies located outside the U.S. which
                                        have total stock market capitalization or annual revenues of
                                        $1.5 billion or less.
----------------------------------      ----------------------------------------------------------------
 International Equity Index B           Seeks to track the performance of broad-based equity
                                        indices of foreign companies in developed and emerging
                                        markets by attempting to track the performance of the
                                        MSCI All Country World ex-US Index*. (Series I shares
                                        are available for sale to contracts purchased prior to May
                                        13, 2002; Series II shares are available for sale to contracts purchased on or after May 13, 2002).
----------------------------------      ----------------------------------------------------------------

 Portfolio                               Portfolio Manager
=============================           ===================================
 Overseas Equity                        Capital Guardian Trust Company
----------------------------------      -----------------------------------
 American International                  Capital Research Management
                                        Company
----------------------------------      -----------------------------------
 International Value                    Templeton Investment Counsel, Inc.
----------------------------------      -----------------------------------
 International Core                      Grantham, Mayo, Van Otterloo &
                                        Co. LLC
----------------------------------      -----------------------------------
 Quantitative Mid Cap                   MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      -----------------------------------
 Mid Cap Index                           MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      -----------------------------------
 Mid Cap Core                           AIM Capital Management, Inc.
----------------------------------      -----------------------------------
 Global                                  Templeton Global Advisors Limited
----------------------------------      -----------------------------------
 Capital Appreciation                   Jennison Associates LLC
----------------------------------      -----------------------------------
 American Growth                         Capital Research Management
                                        Company
----------------------------------      -----------------------------------
 U.S. Global Leaders Growth             Sustainable Growth Advisers, L.P.
----------------------------------      -----------------------------------
 Quantitative All Cap                    MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      -----------------------------------

 Portfolio                               Investment Description
==================================      ================================================================
 Overseas Equity                        Seeks long-term capital appreciation by investing, under
                                        normal conditions, at least 80% of its assets in equity
                                        securities of a diversified mix of large established and
                                        medium-sized foreign companies located primarily in
                                        developed countries and, to a lesser extent, in emerging
                                        markets.
----------------------------------      ----------------------------------------------------------------
 American International                 Invests all of its assets in Class 2 shares of the International
                                        Fund, a series of American Fund Insurance Series. The
                                        International Fund invests primarily in common stocks of
                                        companies located outside the United States.
----------------------------------      ----------------------------------------------------------------
 International Value                    Seeks long-term growth of capital by investing, under
                                        normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging
                                        markets.
----------------------------------      ----------------------------------------------------------------
 International Core                     Seeks to outperform the MSCI EAFE Index* by investing
                                        typically in a diversified portfolio of equity investments from developed markets other than the U.S.
----------------------------------      ----------------------------------------------------------------
 Quantitative Mid Cap                   Seeks long-term growth of capital by investing, under
                                        normal market conditions, at least 80% of its total assets
                                        (plus any borrowings for investment purposes) in U.S. mid-
                                        cap stocks, convertible preferred stocks, convertible bonds and warrants.
----------------------------------      ----------------------------------------------------------------
 Mid Cap Index                          Seeks to approximate the aggregate total return of a mid-
                                        cap U.S. domestic equity market index by attempting to
                                        track the performance of the S&P Mid Cap 400 Index*.
----------------------------------      ----------------------------------------------------------------
 Mid Cap Core                           Seeks long-term growth of capital by investing, under
                                        normal market conditions, at least 80% of its assets in
                                        equity securities, including convertible securities, of mid-
                                        capitalization companies.
----------------------------------      ----------------------------------------------------------------
 Global                                 Seeks long-term capital appreciation by investing, under
                                        normal market conditions, at least 80% of its net assets
                                        (plus any borrowings for investment purposes) in equity
                                        securities of companies located anywhere in the world,
                                        including emerging markets.
----------------------------------      ----------------------------------------------------------------
 Capital Appreciation                   Seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the
                                        subadviser believes have above-average growth prospects.
                                        These companies are generally medium-to-large
                                        capitalization companies.
----------------------------------      ----------------------------------------------------------------
 American Growth                        Invests all of its assets in Class 2 shares of the Growth
                                        Fund, a series of American Fund Insurance Series. The
                                        Growth Fund invests primarily in common stocks of
                                        companies that appear to offer superior opportunities for
                                        growth of capital.
----------------------------------      ----------------------------------------------------------------
 U.S. Global Leaders Growth             Seeks long-term growth of capital by investing, under
                                        normal market conditions, primarily in common stocks of
                                        "U.S. Global Leaders."
----------------------------------      ----------------------------------------------------------------
 Quantitative All Cap                   Seeks long-term growth of capital by investing, under
                                        normal circumstances, primarily in equity securities of U.S.
                                        companies. The portfolio will generally focus on equity
                                        securities of U.S. companies across the three market
                                        capitalization ranges of large, mid and small.
----------------------------------      ----------------------------------------------------------------

 Portfolio                               Portfolio Manager
===========================             ===================================
 All Cap Core                           Deutsche Asset Management Inc.
----------------------------------      -----------------------------------
 Total Stock Market Index                MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      -----------------------------------
 Blue Chip Growth                       T. Rowe Price Associates, Inc.
----------------------------------      -----------------------------------
 U.S. Large Cap                          Capital Guardian Trust Company
----------------------------------      -----------------------------------
 Core Equity                            Legg Mason Funds Management,
                                        Inc.
----------------------------------      -----------------------------------
 Strategic Value                         Massachusetts Financial Services
                                        Company
----------------------------------      -----------------------------------
 Large Cap Value                        Mercury Advisors
----------------------------------      -----------------------------------
 Classic Value                           Pzena Investment Management,
                                        LLC
----------------------------------      -----------------------------------
 Utilities                              Massachusetts Financial Services
                                        Company
----------------------------------      -----------------------------------
 Real Estate Securities                  Deutsche Asset Management Inc.
----------------------------------      -----------------------------------
 Small Cap Opportunities                Munder Capital Management
----------------------------------      -----------------------------------

 Portfolio                               Investment Description
==================================      ================================================================
 All Cap Core                           Seeks long-term growth of capital by investing primarily in common stocks and other equity securities within all asset classes (small, mid and large cap) primarily those within
                                        the Russell 3000 Index*.
----------------------------------      ----------------------------------------------------------------
 Total Stock Market Index               Seeks to approximate the aggregate total return of a broad
                                        U.S. domestic equity market index by attempting to track
                                        the performance of the Wilshire 5000 Equity Index*.
----------------------------------      ----------------------------------------------------------------
 Blue Chip Growth                       Seeks to achieve long-term growth of capital (current
                                        income is a secondary objective) by investing, under
                                        normal market conditions, at least 80% of the portfolio's
                                        total assets in the common stocks of large and medium-
                                        sized blue chip growth companies. Many of the stocks in
                                        the portfolio are expected to pay dividends.
----------------------------------      ----------------------------------------------------------------
 U.S. Large Cap                         Seeks long-term growth of capital and income by investing
                                        the portfolio's assets, under normal market conditions,
                                        primarily in equity and equity-related securities of
                                        companies with market capitalization greater than $500
                                        million.
----------------------------------      ----------------------------------------------------------------
 Core Equity                            Seeks long-term capital growth by investing, under normal
                                        market conditions, primarily in equity securities that, in the subadviser's opinion, offer the potential for capital growth.
                                        The subadviser seeks to purchase securities at large
                                        discounts to the subadviser's assessment of their intrinsic value.
----------------------------------      ----------------------------------------------------------------
 Strategic Value                        Seeks capital appreciation by investing, under normal
                                        market conditions, at least 65% of its net assets in common stocks and related securities of companies which the
                                        subadviser believes are undervalued in the market relative to their long term potential.
----------------------------------      ----------------------------------------------------------------
 Large Cap Value                        Seeks long-term growth of capital by investing, under
                                        normal market conditions, primarily in a diversified
                                        portfolio of equity securities of large cap companies located in the U.S.
----------------------------------      ----------------------------------------------------------------
 Classic Value                          Seeks long-term growth of capital by investing, under
                                        normal market conditions, at least 80% of its net assets in domestic equity securities.
----------------------------------      ----------------------------------------------------------------
 Utilities                              Seeks capital growth and current income (income above
                                        that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of
                                        domestic and foreign companies in the utilities industry.
----------------------------------      ----------------------------------------------------------------
 Real Estate Securities                 Seeks to achieve a combination of long-term capital
                                        appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of real estate investment trusts ("REITS") and real estate
                                        companies.
----------------------------------      ----------------------------------------------------------------
 Small Cap Opportunities                Seeks long-term capital appreciation by investing, under
                                        normal circumstances, at least 80% of its assets in equity securities of companies with market capitalizations within the range of the companies in the Russell 2000 Index*.
----------------------------------      ----------------------------------------------------------------

 Portfolio                               Portfolio Manager
=============================           ===================================
 Small Cap Value                        Wellington Management Company,
                                        LLP
----------------------------------      -----------------------------------
 Small Company Value                     T. Rowe Price Associates, Inc.
----------------------------------      -----------------------------------
 Special Value                          Salomon Brothers Asset
 (only Series II available)             Management Inc.
----------------------------------      -----------------------------------
 Mid Value                               T. Rowe Price Associates, Inc.
----------------------------------      -----------------------------------
 Mid Cap Value                          Lord, Abbett & Co
----------------------------------      -----------------------------------
 Value                                   Van Kampen
----------------------------------      -----------------------------------
 All Cap Value                          Lord, Abbett & Co
----------------------------------      -----------------------------------
 Growth & Income                         Independence Investment LLC
----------------------------------      -----------------------------------
 500 Index B                            MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      -----------------------------------
 Fundamental Value                       Davis Advisors
----------------------------------      -----------------------------------

 Portfolio                               Investment Description
==================================      ================================================================
 Small Cap Value                        Seeks long-term capital appreciation by investing, under
                                        normal market conditions, at least 80% of its assets in
                                        small-cap companies that are believed to be undervalued by various measures and offer good prospects for capital
                                        appreciation.
----------------------------------      ----------------------------------------------------------------
 Small Company Value                    Seeks long-term growth of capital by investing, under
                                        normal market conditions, primarily in small companies
                                        whose common stocks are believed to be undervalued.
                                        Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for
                                        investment purposes) in companies with a market
                                        capitalization that do not exceed the maximum market
                                        capitalization of any security in the Russell 2000 Index* at the time of purchase.
----------------------------------      ----------------------------------------------------------------
 Special Value                          Seeks long-term capital growth by investing, under normal
 (only Series II available)             circumstances, at least 80% of its net assets in common
                                        stocks and other equity securities of companies whose
                                        market capitalization at the time of investment is no greater than the market capitalization of companies in the Russell
                                        2000 Value Index*.
----------------------------------      ----------------------------------------------------------------
 Mid Value                              Seeks long-term capital appreciation by investing, under
                                        normal market conditions, primarily in a diversified mix of common stocks of mid size U.S. companies that are
                                        believed to be undervalued by various measures and offer
                                        good prospects for capital appreciation.
----------------------------------      ----------------------------------------------------------------
 Mid Cap Value                          Seeks capital appreciation by investing, under normal
                                        market conditions, at least 80% of the portfolio's net assets
                                        (plus any borrowings for investment purposes) in mid-sized companies, with market capitalization of roughly $500
                                        million to $10 billion.
----------------------------------      ----------------------------------------------------------------
 Value                                  Seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in equity securities of companies
                                        with capitalizations similar to the market capitalization of companies in the Russell Midcap Value Index*.
----------------------------------      ----------------------------------------------------------------
 All Cap Value                          Seeks capital appreciation by investing in equity securities of U.S. and multinational companies in all capitalization
                                        ranges that the subadviser believes are undervalued.
----------------------------------      ----------------------------------------------------------------
 Growth & Income                        Seeks income and long-term capital appreciation by
                                        investing, under normal market conditions, primarily in a
                                        diversified mix of common stocks of large U.S. companies.
----------------------------------      ----------------------------------------------------------------
 500 Index B                            Seeks to approximate the aggregate total return of a broad
                                        U.S. domestic equity market index investing, under normal
                                        market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in (a) the common
                                        stocks that are included in the S&P 500 Index* and (b)
                                        securities (which may or may not be included in the S&P
                                        500 Index) that MFC Global (U.S.A.) believes as a group
                                        will behave in a manner similar to the index.
----------------------------------      ----------------------------------------------------------------
 Fundamental Value                      Seeks growth of capital by investing, under normal market
                                        conditions, primarily in common stocks of U.S. companies
                                        with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.
----------------------------------      ----------------------------------------------------------------

 Portfolio                               Portfolio Manager
==================================      ===================================
 U.S. Core                              Grantham, Mayo, Van Otterloo &
                                        Co. LLC
----------------------------------      -----------------------------------
 Large Cap                               UBS Global Asset Management
----------------------------------      -----------------------------------
 Quantitative Value                     MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      -----------------------------------
 American Growth-Income                  Capital Research Management
                                        Company
----------------------------------      -----------------------------------
 Equity-Income                          T. Rowe Price Associates, Inc.
----------------------------------      -----------------------------------
 American Blue Chip Income               Capital Research Management
 and Growth                             Company
----------------------------------      -----------------------------------
 Income & Value                         Capital Guardian Trust Company
----------------------------------      -----------------------------------
 Managed                                 Independence Investment LLC
                                        Capital Guardian Trust Company
                                        Declaration Management &
                                        Research LLC
----------------------------------      -----------------------------------
 PIMCO VIT All Asset Portfolio          Pacific Investment Management
 (a series of the PIMCO Variable        Company
 Insurance Trust) (only Class M
 is available for sale)
----------------------------------      -----------------------------------
 Global Allocation                       UBS Global Asset Management
----------------------------------      -----------------------------------
 High Yield                             Salomon Brothers Asset
                                        Management Inc.
----------------------------------      -----------------------------------

 Portfolio                               Investment Description
==================================      ================================================================
 U.S. Core                              Seeks long-term growth of capital and income, consistent
                                        with prudent investment risk, by investing primarily in a
                                        diversified portfolio of common stocks of U.S. issuers
                                        which the subadviser believes are of high quality.
----------------------------------      ----------------------------------------------------------------
 Large Cap                               Seeks to maximize total return, consisting of capital
                                        appreciation and current income by investing, under normal circumstances, at least 80% of its net assets (plus
                                        borrowings for investment purposes, if any) in equity
                                        securities of U.S. large capitalization companies.
----------------------------------      ----------------------------------------------------------------
 Quantitative Value                     Seeks long-term capital appreciation by investing primarily in large-cap U.S. securities with the potential for long-term growth of capital.
----------------------------------      ----------------------------------------------------------------
 American Growth-Income                  Invests all of its assets in Class 2 shares of the Growth-
                                        Income Fund, a series of American Fund Insurance Series.
                                        The Growth-Income Fund invests primarily in common
                                        stocks or other securities which demonstrate the potential for appreciation and/or dividends.
----------------------------------      ----------------------------------------------------------------
 Equity-Income                          Seeks to provide substantial dividend income and also long-
                                        term capital appreciation by investing primarily in
                                        dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing
                                        dividends and capital appreciation.
----------------------------------      ----------------------------------------------------------------
 American Blue Chip Income               Invests all of its assets in Class 2 shares of the Blue Chip
 and Growth                             Income and Growth Fund, a series of American Fund
                                        Insurance Series. The Blue Chip Income and Growth Fund
                                        invests primarily in common stocks of larger, more
                                        established companies based in the U.S. with market
                                        capitalizations of $4 billion and above.
----------------------------------      ----------------------------------------------------------------
 Income & Value                         Seeks the balanced accomplishment of (a) conservation of
                                        principal and (b) long-term growth of capital and income
                                        by investing the portfolio's assets in both equity and fixed-
                                        income securities. The subadviser has full discretion to
                                        determine the allocation between equity and fixed income
                                        securities.
----------------------------------      ----------------------------------------------------------------
 Managed                                 Seeks the balanced accomplishment of (a) conservation of
                                        principal and (b) long-term growth of capital and income
                                        by investing the portfolio's assets in both equity and fixed-
                                        income securities. The subadviser has full discretion to
                                        determine the allocation between equity and fixed income
                                        securities.
----------------------------------      ----------------------------------------------------------------
 PIMCO VIT All Asset Portfolio          The portfolio invests primarily in a diversified mix of: (a)
 (a series of the PIMCO Variable        common stocks of large and mid sized U.S. companies, and
 Insurance Trust) (only Class M         (b) bonds with an overall intermediate term average
 is available for sale)                 maturity.
----------------------------------      ----------------------------------------------------------------
 Global Allocation                       Seeks total return, consisting of long-term capital
                                        appreciation and current income, by investing in equity and fixed income securities of issuers located within and
                                        outside the U.S.
----------------------------------      ----------------------------------------------------------------
 High Yield                             Seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities,
                                        including corporate bonds and other fixed-income
                                        securities.
----------------------------------      ----------------------------------------------------------------

 Portfolio                               Portfolio Manager
==========================              ===================================
 U.S. High Yield Bond                   Wells Fargo Fund Management,
                                        LLC
----------------------------------      -----------------------------------
 Strategic Bond                          Salomon Brothers Asset
                                        Management Inc.
----------------------------------      -----------------------------------
 Strategic Income                       Sovereign Asset Management, LLC,
                                        LLC
----------------------------------      -----------------------------------
 Global Bond                             Pacific Investment Management
                                        Company
----------------------------------      -----------------------------------
 Investment Quality Bond                Wellington Management Company,
                                        LLP
----------------------------------      -----------------------------------
 Total Return                            Pacific Investment Management
                                        Company
----------------------------------      -----------------------------------
 American Bond                          Capital Research Management Co
                                        LLC
----------------------------------      -----------------------------------
 Real Return Bond                        Pacific Investment Management
                                        Company
----------------------------------      -----------------------------------
 Bond Index B                           Declaration Management &
                                        Research LLC
----------------------------------      -----------------------------------

 Portfolio                               Investment Description
==================================      ================================================================
 U.S. High Yield Bond                   Seeks total return with a high level of current income by
                                        investing, under normal market conditions, primarily in
                                        below investment-grade debt securities (sometimes referred to as "junk bonds" or high yield securities). The portfolio also invests in corporate debt securities and may buy
                                        preferred and other convertible securities and bank loans.
----------------------------------      ----------------------------------------------------------------
 Strategic Bond                          Seeks a high level of total return consistent with
                                        preservation of capital by giving its subadviser broad
                                        discretion to deploy the portfolio's assets among certain
                                        segments of the fixed income market as the subadviser
                                        believes will best contribute to achievement of the
                                        portfolio's investment objective.
----------------------------------      ----------------------------------------------------------------
 Strategic Income                       Seeks a high level of current income by investing, under
                                        normal market conditions, primarily in foreign government
                                        and corporate debt securities from developed and emerging
                                        markets; U.S. Government and agency securities; and U.S.
                                        high yield bonds.
----------------------------------      ----------------------------------------------------------------
 Global Bond                             Seeks to realize maximum total return, consistent with
                                        preservation of capital and prudent investment
                                        management, by investing the portfolio's assets primarily in fixed income securities denominated in major foreign
                                        currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.
----------------------------------      ----------------------------------------------------------------
 Investment Quality Bond                Seeks a high level of current income consistent with the
                                        maintenance of principal and liquidity, by investing in a
                                        diversified portfolio of investment grade bonds.
                                        Investments will tend to focus on corporate bonds and U.S.
                                        Government bonds with intermediate to longer term
                                        maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.
----------------------------------      ----------------------------------------------------------------
 Total Return                            Seeks to realize maximum total return, consistent with
                                        preservation of capital and prudent investment
                                        management, by investing, under normal market
                                        conditions, at least 65% of the portfolio's assets in a
                                        diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally
                                        vary within a three-to six-year time frame based on the
                                        subadviser's forecast for interest rates.
----------------------------------      ----------------------------------------------------------------
 American Bond                          Seeks to maximize current income and preserve capital.
----------------------------------      ----------------------------------------------------------------
 Real Return Bond                       Seeks maximum return, consistent with preservation of
                                        capital and prudent investment management, by investing,
                                        under normal market conditions, at least 80% of its net
                                        assets in inflation-indexed bonds of varying maturities
                                        issued by the U.S. and non-U.S. governments and by
                                        corporations.
----------------------------------      ----------------------------------------------------------------
 Bond Index B                           Seeks to track the performance of the Lehman Brothers
                                        Aggregate Index** (which represents the U.S. investment
                                        grade bond market) by investing at least 80% of its assets in securities listed in the Lehman Index.
----------------------------------      ----------------------------------------------------------------

 Portfolio                               Portfolio Manager
=============================           ===================================
 Core Bond                              Wells Fargo Fund Management,
                                        LLC
----------------------------------      -----------------------------------
 Active Bond                             Declaration Management &
                                        Research LLC
----------------------------------      -----------------------------------
                                        Sovereign Asset Management, LLC
 U.S. Government Securities             Salomon Brothers Asset
                                        Management Inc.
----------------------------------      -----------------------------------
 Short Term Bond                         Declaration Management &
                                        Research LLC
----------------------------------      -----------------------------------
 Money Market B                         MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      -----------------------------------
 Lifestyle Aggressive                    MFC Global Investment
                                        Management (U.S.A.) Limited
                                        Deutsche Asset Management Inc.
----------------------------------      -----------------------------------
 Lifestyle Growth                       MFC Global Investment
                                        Management (U.S.A.) Limited
                                        Deutsche Asset Management Inc.
----------------------------------      -----------------------------------
 Lifestyle Balanced                      MFC Global Investment
                                        Management (U.S.A.) Limited
                                        Deutsche Asset Management Inc.
----------------------------------      -----------------------------------
 Lifestyle Moderate                     MFC Global Investment
                                        Management (U.S.A.) Limited
                                        Deutsche Asset Management Inc.
----------------------------------      -----------------------------------

 Portfolio                               Investment Description
==================================      ================================================================
 Core Bond                              Seeks total return consisting of income and capital
                                        appreciation by investing, under normal market conditions, in a broad range of investment-grade debt securities. The
                                        subadviser invests in debt securities that the subadviser
                                        believes offer attractive yields and are undervalued relative to issues of similar credit quality and interest rate
                                        sensitivity. From time to time, the portfolio may also invest in unrated bonds that the subadviser believes are
                                        comparable to investment-grade debt securities. Under
                                        normal circumstances, the subadviser expects to maintain
                                        an overall effective duration range between 4 and 5 1/2
                                        years.
----------------------------------      ----------------------------------------------------------------
 Active Bond                             Seeks income and capital appreciation by investing at least
                                        80% of its assets in a diversified mix of debt securities and instruments.
----------------------------------      ----------------------------------------------------------------
 U.S. Government Securities             Seeks a high level of current income consistent with
                                        preservation of capital and maintenance of liquidity, by
                                        investing in debt obligations and mortgage-backed
                                        securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such
                                        securities.
----------------------------------      ----------------------------------------------------------------
 Short Term Bond                         Seeks income and capital appreciation by investing at least
                                        80% of its assets in a diversified mix of debt securities and instruments.
----------------------------------      ----------------------------------------------------------------
 Money Market B                         Seeks maximum current income consistent with
                                        preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397
                                        days or less issued primarily by U. S. entities.
----------------------------------      ----------------------------------------------------------------
 Lifestyle Aggressive                    Seeks to provide long-term growth of capital (current
                                        income is not a consideration) by investing 100% of the
                                        Lifestyle Trust's assets in other portfolios of the Trust
                                        which invest primarily in equity securities.
----------------------------------      ----------------------------------------------------------------
 Lifestyle Growth                       Seeks to provide long-term growth of capital with
                                        consideration also given to current income by investing
                                        approximately 20% of the Lifestyle Trust's assets in other portfolios of the Trust which invest primarily in fixed
                                        income securities and approximately 80% of its assets in
                                        other portfolios of the Trust which invest primarily in
                                        equity securities.
----------------------------------      ----------------------------------------------------------------
 Lifestyle Balanced                      Seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the
                                        Lifestyle Trust's assets in other portfolios of the Trust
                                        which invest primarily in fixed income securities and
                                        approximately 60% of its assets in other portfolios of the
                                        Trust which invest primarily in equity securities.
----------------------------------      ----------------------------------------------------------------
 Lifestyle Moderate                     Seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the
                                        Lifestyle Trust's assets in other portfolios of the Trust
                                        which invest primarily in fixed income securities and
                                        approximately 40% of its assets in other portfolios of the
                                        Trust which invest primarily in equity securities.
----------------------------------      ----------------------------------------------------------------

 Portfolio                               Portfolio Manager
================================        ===================================
 Lifestyle Conservative                 MFC Global Investment
                                        Management (U.S.A.) Limited
                                        Deutsche Asset Management Inc.
----------------------------------      -----------------------------------
 Brandes International Equity            Brandes Investment Partners, LLC
----------------------------------      -----------------------------------
 Turner Core Growth                     Turner Investment Partners, LLC
----------------------------------      -----------------------------------
 Frontier Capital Appreciation           Frontier Capital Management
                                        Company, LLC
----------------------------------      -----------------------------------
 Business Opportunity Value             Iridian Asset Management, LLC
----------------------------------      -----------------------------------

 Portfolio                               Investment Description
==================================      ================================================================
 Lifestyle Conservative                 Seeks to provide a high level of current income with some
                                        consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in other portfolios of the Trust which invest primarily in fixed
                                        income securities and approximately 20% of its assets in
                                        other portfolios of the Trust which invest primarily in
                                        equity securities.
----------------------------------      ----------------------------------------------------------------
 Brandes International Equity            Seeks long-term capital appreciation through investment in equity securities of foreign issuers, including common
                                        stocks, and securities that are convertible into common
                                        stocks.
----------------------------------      ----------------------------------------------------------------
 Turner Core Growth                     Seeks long-term capital appreciation through investment
                                        mainly in common stocks of U.S. companies that the
                                        portfolio manager believes have strong earnings-growth
                                        potential.
----------------------------------      ----------------------------------------------------------------
 Frontier Capital Appreciation           Seeks maximum capital appreciation through investment in
                                        common stock of U.S. companies of all states, with
                                        emphasis on stocks with capitalizations consistent with the capitalizations of those companies found in the Russell
                                        2500 Index*.
----------------------------------      ----------------------------------------------------------------
 Business Opportunity Value             Seeks long-term capital appreciation through investment
                                        primariliy in equity securities of U.S. issuers in the large-to-
                                        medium capitalization segment of the U.S. stock market.
----------------------------------      ----------------------------------------------------------------

* "Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "S&P Mid Cap 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)," "Russell 2000(R) Growth" and "Russell 3000(R)" are trademarks of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "MSCI All Country World ex US Index" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the portfolios are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the portfolios.

** The Lehman Brothers Aggregate Index is a Bond Index. A Bond Index relies on indicators such as quality, liquidity, term and duration as relevant measures of performance.

     The indexes referred to in the portfolio descriptions track companies having the ranges of market capitalization, as of December 31, 2005, set out below:

     Russell 2000 Growth Index -- $26 million to $4.4 billion
Russell 2000 Index -- $105 million to $4.4 billion
Russell 2500 Index --  $25 million to $11.2 billion
Russell 3000 Index -- $26 million to $370 billion
Russell 2000 Value Index -- $41 million to $3.5 billion
Russell Midcap Value Index -- $582 million to $18.2 billion
Wilshire 5000 Equity Index -- $1 million to $370 billion
MSCI All Country World ex US Index -- $419 million to $219.5 billion MSCI EAFE Index -- $419 million to $219.5 billion
S&P Mid Cap 400 Index -- $423 million to $14.6 billion
S&P 500 Composite Stock Price Index -- $768 million to $370 billion

Description of John Hancock USA

     We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of John Hancock USA and its subsidiaries. However, neither John Hancock USA nor any of its affiliated companies guarantees the investment performance of the Account.

     We have received the following ratings from independent rating agencies:

     A++ A.M. Best
     Superior companies have a very strong ability to meet their obligations; 1st category of 16

     AA+ Fitch Ratings
     Very strong capacity to meet policyholder and contract obligations; 2nd category of 24

     AA+ Standard & Poor's
     Very strong financial security characteristics; 2nd category of 21

     Aa2 Moody's
     Excellent in financial strength; 3rd category of 21

     These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of our ability to honor any guarantees provided by the policy and any applicable optional riders, but do not specifically relate to our products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio. These ratings do not apply to the safety and performance of the Separate Account.

Description of Separate Account A

     The investment accounts shown on page 1 are in fact subaccounts of Separate Account A (the "Account"), a separate account established under Pennsylvania law and operated by us under Michigan law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the 1940 Act. Such registration does not involve supervision by the SEC of the management of the Account or of us.

     The Account's assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can't be used to pay any indebtedness of John Hancock USA other than those arising out of policies that use the Account. Income, gains and losses credited to, or charged against, the Account reflect the Account's own investment experience and not the investment experience of the John Hancock USA's other assets.

     New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

The fixed account options

     Our obligations under any fixed account options are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the policy value allocated to any fixed account will accrue interest daily at an effective annual rate that we determine without regard to the actual investment experience of the general account. We currently offer two fixed account options - the standard fixed account, and the enhanced yield fixed account offered as a supplementary benefit rider. The effective annual rate we declare for the fixed account options will never be less than 3%. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account options, but we are under no obligation to do so.

     Because of exemptive and exclusionary provisions, interests in our fixed account options have not been and will not be registered under the Securities Act of 1933 ("1933 Act") and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to any fixed account. Disclosure regarding fixed accounts may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

The death benefit

     In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Total Face Amount". Total Face Amount is composed of the Base Face Amount and any Supplemental Face Amount you elect. The Supplemental Face Amount you can have generally cannot exceed 400% of the

Base Face Amount at the Issue Date. Thereafter, increases to the Supplemental Face Amount cannot exceed 400% of the Total Face Amount at the Issue Date. There are a number of factors you should consider in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. These factors are discussed under "Base Face Amount vs. Supplemental Face Amount" below.

     When the insured person dies, we will pay the death benefit minus any outstanding loans, accrued interest and unpaid fees and charges. There are two ways of calculating the death benefit. You must choose which one you want in the application. The two death benefit options are:

     . Option 1 - The death benefit will equal the greater of (1) the Total Face Amount, or (2) the minimum death benefit (as described below).

     . Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus the policy value on the date of death, or (2) the minimum death benefit.

     For the same premium payments, the death benefit under Option 2 will tend to be higher than the death benefit under Option 1. On the other hand, the monthly insurance charge will be higher under Option 2 to compensate us for the additional insurance risk. Because of that, the policy value will tend to be higher under Option 1 than under Option 2 for the same premium payments.

Limitations on payment of death benefit

     If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

Base Face Amount vs. Supplemental Face Amount

     As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount.

     For the same amount of premiums paid, the amount of the premium charge on premium payments and the face amount charge deducted from policy value and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Supplemental Face Amount, rather than as Base Face Amount. On the other hand, the amount of any Supplemental Face Amount may be subject to a shorter No-Lapse Guarantee Period (see "No-lapse guarantee"). Also, the amount of any Supplemental Face Amount coverage expires on the policy anniversary nearest the insured person's 121st birthday.

     If your priority is to reduce your Face Amount charges and the premium charge on your premiums, you may wish to maximize the proportion of the Supplemental Face Amount. However, if your priority is to take advantage of the No-Lapse Guarantee feature after the 2nd policy year or to maximize the death benefit when the insured person reaches 121, then you may wish to maximize the proportion of the Base Face Amount.

     If you want to purchase Supplemental Face Amount coverage, you may select either a level amount of coverage or an amount of coverage that increases each year up to a prescribed limit. If you elect to forego any scheduled increase in coverage, we reserve the right to discontinue scheduled increases for all following years.

The minimum death benefit

     In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to policy value. There are two tests that can be applied under Federal tax law - the "guideline premium test" and the "cash value accumulation test". When you elect the death benefit option, you must also elect which test you wish to have applied. Once elected, the test cannot be changed without our approval. Under the guideline premium test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the guideline premium test. Factors for some ages are shown in the table below:

Attained Age                   Applicable Factor
------------                  ------------------
  40 and under .........             250%
  45 ...................             215%
  50 ...................             185%
  55 ...................             150%
  60 ...................             130%
  65 ...................             120%
  70 ...................             115%
  75 ...................             105%
  90 ...................             105%
  95 and above .........             100%

A table showing the factor for each age will appear in the policy.

     Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the cash value accumulation test. The factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

     As noted above, you have to elect which test will be applied when you elect the death benefit option. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax considerations"). The guideline premium test may be preferable if you want the policy value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

     To the extent that the calculation of the minimum death benefit under the selected life insurance qualification test causes the death benefit to exceed our limits, we reserve the right to return premiums or distribute a portion of the policy value so that the resulting amount of insurance is maintained within our limits. Alternatively, if we should decide to accept the additional amount of insurance, we may require additional evidence of insurability.

When the insured person reaches 121

     At and after the policy anniversary nearest the insured person's 121st birthday, the following will occur:

     . Any Supplemental Face Amount will be limited (see "Base Face Amount vs. Supplemental Face Amount").

     .    We will stop deducting any monthly deductions.

     .    We will stop accepting any premium payments.

Requesting an increase in coverage

     After the first policy year, we may approve an unscheduled increase in the Supplemental Face Amount at any time, subject to the maximum limit stated in the policy. Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. An approved increase will take effect on the policy anniversary on or next following the date we approve the request.

Requesting a decrease in coverage

     After the first policy year, we may approve a reduction in the Base Face Amount or the Supplemental Face Amount, but only if:

     . the remaining Total Face Amount and Base Face Amount will each be at least $100,000, and

     . the remaining Total Face Amount will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

     A pro-rata portion of the surrender charge will be payable upon any requested reduction in the Base Face Amount (see "Surrender charge"). An approved decrease will take effect on the monthly deduction date on or next following the date we approve the request. We reserve the right to require that the Supplemental Face Amount be fully depleted before the Base Face Amount can be reduced.

Change of death benefit option

     Under our current administrative rules, we permit the death benefit option to be changed from Option 2 to Option 1, after the first policy year. We reserve the right to limit a request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes.

     A change in the death benefit option will result in a change in the policy's Total Face Amount, in order to avoid any change in the amount of the death benefit. The new Total Face Amount will be equal to the Total Face Amount prior to the change plus the policy value as of the date of the change. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

     If you change the death benefit option, the Federal tax law test ("guideline premium test" or "cash value accumulation test") that you elected at issue will continue to apply. Please read "The minimum death benefit" for more information about these Federal tax law tests.

Tax consequences of coverage changes

     A change in the death benefit option or Total Face Amount will often change the policy's limits under the life insurance qualification test that you elected. To avoid having the policy cease to qualify as life insurance for tax purposes, we reserve the right to (i) refuse or limit a change in the death benefit option or Total Face Amount and (ii) change the Guideline Single Premium or Guideline Level Premium, as applicable. Please read "Tax considerations" to learn about possible tax consequences of changing your insurance coverage under the policy.

Your beneficiary

     You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any named irrevocable beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Ways in which we pay out policy proceeds

     You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. If no alternative payment option has been chosen, proceeds will be paid as a single sum.

Changing a payment option

     You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact of payment option chosen

     There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

Premiums

Planned premiums

     The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You will also choose how often to pay premiums - annually, semi-annually or quarterly. You may also choose to pay premiums by monthly electronic funds transfers. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement").

Minimum initial premium

     The minimum initial premium is set forth in the Policy Specifications page of your policy. After the payment of the initial premium, premiums may be paid at any time and in any amount until the insured person reaches age 121, subject to the limitations on premium amount described below.

Maximum premium payments

     Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds this limit. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements is provided under "Tax considerations".

     Large premium payments may expose us to unanticipated investment risk. In order to limit our investment risk exposure under certain market conditions, we may refuse to accept additional premium payments. This may be the case, for example, in an environment of decreasing interest rates, where we may not be able to acquire investments for our general account that will sufficiently match the liabilities we are incurring under our fixed account guarantees. Excessive allocations may also interfere with the effective management of our variable investment account portfolios, if we are unable to make an orderly investment of the additional premium into the portfolios. Also, we may refuse to accept an amount of additional premium if the amount of the additional premium would increase our insurance risk exposure, and the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

     We will notify you in writing of our refusal to accept additional premium under these provisions within three days following the date that it is received by us, and will promptly thereafter take the necessary steps to return the premium to you. Notwithstanding the foregoing limits on the additional premium that we will accept, we will not refuse to accept any premium necessary to prevent the policy from terminating.

Processing premium payments

     No premiums will be accepted prior to our receipt of a completed application at our Service Office. All premiums received prior to the Issue Date of the policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market B investment account. After the Issue Date but prior to the Allocation Date, premiums received are allocated to the Money Market B investment account.The "Allocation Date" of the policy is the 10th day after the Issue Date. The Issue Date is shown on the Policy Specifications page of the policy. On the Allocation Date, the Net Premiums paid plus interest credited, if any, will be allocated among the investment accounts or the fixed account in accordance with the policy owner's instructions. The "Net Premium" is the premium paid less the premium charge we deduct from it.

     Any Net Premium received on or after the Allocation Date will be allocated among investment accounts or any fixed account option as of the business day on or next following the date the premium is received at the Service Office. Monthly deductions are normally due on the Policy Date and at the beginning of each policy month thereafter. However, if the monthly deductions are due prior to the Contract Completion Date, they will be deducted from policy value on the Contract Completion Date instead of the dates they were due (see "Procedures for issuance of a policy" for the definition of "Contract Completion Date").

     Payment of premiums will not guarantee that the policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse. However, in states where permitted, the policy will have a No-Lapse Guarantee which would prevent the policy from lapsing during the guarantee period, provided certain criteria are satisfied.

Ways to pay premiums

     If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock". We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock USA Service Office at the appropriate address shown on the back cover of this prospectus.

     We will also accept premiums:

     .    by wire or by exchange from another insurance company, or

     . via an electronic funds transfer program (any owner interested in making monthly premium payments must use this method).

Lapse and reinstatement

Lapse

     Unless the No-Lapse Guarantee is in effect, a policy will go into default if at the beginning of any policy month the policy's net cash surrender value would be zero or below after deducting the monthly deductions then due. Therefore, a policy could lapse eventually if increases in policy value (prior to deduction of policy charges) are not sufficient to cover policy charges. A lapse could have adverse tax consequences as described under "Tax considerations". We will notify you of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the policy out of default. The required payment will be equal to the amount necessary to bring the net cash surrender value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the policy will terminate (i.e., "lapse") with no value.

No-lapse guarantee

     In those states where it is permitted, as long as the cumulative premium test is satisfied during the No-Lapse Guarantee Period, as described below, we will guarantee that the policy will not go into default, even if adverse investment experience or other factors should cause the policy's surrender value to fall to zero or below during such period.

     The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

     The No-Lapse Guarantee Premium is set at issue on the basis of the Face Amount and reflects the age, sex and risk class of the proposed insured, as well as any additional rating and supplementary benefits, if applicable. It is subject to change if (i) the Face Amount of the policy is changed, (ii) there is a death benefit option change, (iii) there is a decrease in the Face

Amount of insurance due to a withdrawal, (iv) there is any change in the supplementary benefits added to the policy or in the risk classification of the insured person or (v) a temporary additional rating is added (due to a Face Amount increase).

     The No-Lapse Guarantee Period is set at issue and is stated in the policy. The No-Lapse Guarantee Period for any Supplemental Face Amount is the first 2 policy years. Certain state limitations may apply, but generally the No-Lapse Guarantee Period for the Base Face Amount is (i) the lesser of twenty years or to age 75 or (ii) 5 years if the insured person's issue age is 70 or older. The No-Lapse Guarantee Period for the Base Face Amount under any policy that has elected an increasing Supplemental Face Amount or a Return of Premium rider, however, is limited to the first 2 policy years.

     While the No-Lapse Guarantee is in effect, we will determine at the beginning of the policy month that your policy would otherwise be in default, whether the cumulative premium test, described below, has been met. If the test has not been satisfied, we will notify you of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

     (a) the outstanding premium requirement to satisfy the cumulative premium test at the date of default, plus the monthly No-Lapse Guarantee Premium due for the next 3 policy months, or

     (b) the amount necessary to bring the net cash surrender value to zero plus the monthly deductions due, plus the next 3 monthly deductions plus the applicable premium charge.

     If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the policy will terminate.

Cumulative premium test

     The cumulative premium test is satisfied if, as of the beginning of the policy month that your policy would otherwise be in default, the sum of all premiums paid to date less any withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the policy date to the date of the test.

Death during grace period

     If the insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

Reinstatement

     You can reinstate a policy that has gone into default and terminated at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

     (a)  The insured person's risk classification is standard or preferred, and

     (b)  The insured person's attained age is less than 46.

     By making a written request, you can reinstate a policy that has gone into default and terminated at any time within the three-year period following the date of termination subject to the following conditions:

     (a) You must provide to us evidence of the insured person's insurability that is satisfactory to us; and

     (b) You must pay a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force to the next scheduled date for payment of the Planned Premium.

     If the reinstatement is approved, the date of reinstatement will be the later of the date we approve your request or the date the required payment is received at our Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The policy value on the date of reinstatement, prior to the crediting of any Net Premium paid in connection with the reinstatement, will be equal to the policy value on the date the policy terminated. Any policy debt not paid upon termination of a policy will be reinstated if the policy is reinstated.

     Generally, the suicide exclusion and incontestability provision will apply from the effective date of the reinstatement. Your policy will indicate if this is not the case. A surrendered policy cannot be reinstated.

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The policy value

     From each premium payment you make, we deduct the premium charge described under "Deduction from premium payments". We invest the rest (known as the "Net Premium") in the accounts (fixed or investment) you've elected. Special investment rules apply to premiums processed prior to the Allocation Date. (See "Processing premium payments".)

     Over time, the amount you've invested in any investment account will increase or decrease the same as if you had invested the same amount directly in the corresponding underlying portfolio and had reinvested all portfolios' dividends and distributions in additional portfolio shares; except that we will deduct certain additional charges which will reduce your policy value. We describe these charges under "Description of charges at the policy level".

     We calculate the unit values for each investment account once every business day. Sales and redemptions within any investment account will be transacted using the unit value next calculated after we receive your request either in writing or other form that we specify. If we receive your request before the close of our business day, which is usually the close of day-time trading on the New York Stock Exchange, we'll use the unit value calculated as of the end of that business day. If we receive your request at or after the close of our business day, we'll use the unit value calculated as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.

     The amount you've invested in a fixed account option will earn interest at the rates we declare from time to time. We guarantee that this rate will be at least 3%. If you want to know what the current declared rate is for a fixed account, just call or write to us. Amounts you invest in a fixed account will not be subject to the asset-based risk charge described under "Deductions from policy value". Otherwise, the policy level charges applicable to any fixed account are the same as those applicable to the investment accounts.

Allocation of future premium payments

     At any time, you may change the accounts (fixed or investment) in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing policy value

     You may also transfer your existing policy value from one account (fixed or investment) to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any account in any policy is $1,000,000.

     The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment accounts. As a consequence, we have reserved the right to impose limits on the number and frequency of transfers into and out of investment accounts and to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than 12). No transfer fee will be imposed on any transfer from an investment account into a fixed account if the transfer occurs during the following periods:

     .    within 18 months after the policy's Issue Date, or

     . within 60 days after the later of the effective date of a material change in the investment objectives of any investment account or the date you are notified of the change.

Subject to the restrictions that we've specified, you may transfer existing policy value into or out of investment accounts. Transfers out of a fixed account are subject to additional limitations noted below.

     Our current practice is to restrict transfers into or out of investment accounts to two per calendar month (except with respect to those policies described in the following paragraph). For purposes of this restriction, and in applying the limitation on the number of free transfers, transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern Time) to the close of that business day (usually 4:00 p.m. Eastern Time) are considered one transfer. You may, however, transfer to the Money Market B investment account even if the two transfer per month limit has been reached, but only if 100% of the account value in all investment accounts is transferred to the Money Market B investment account. If such a transfer to the Money Market B investment account is made, then, for the 30 calendar day period after such transfer, no transfers from the Money Market B investment account to any other investment accounts (variable or fixed) may be made. If your policy offers a dollar cost averaging or automatic asset allocation rebalancing program, any transfers pursuant to such

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


program are not considered transfers subject to these restrictions on frequent trading. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

     Policies such as yours may be purchased by a corporation or other entity as a means to informally finance the liabilities created by an employee benefit plan, and to this end the entity may aggregately manage the policies purchased to match its liabilities under the plan. Policies sold under these circumstances are subject to special transfer restrictions. In lieu of the two transfers per month restriction, we will allow the policy owner under these circumstances to rebalance the investment options in its policies within the following limits: (i) during the 10 calendar day period after any policy values are transferred from one investment account into a second investment account, the values can only be transferred out of the second investment account if they are transferred into the Money Market B investment account; and (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the Money Market B investment account may not be transferred out of the Money Market B investment account into any other accounts (fixed or investment) for 30 calendar days. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

     The most you can transfer at any one time out of the enhanced yield fixed account is the greater of (i) the fixed account maximum transfer amount of $2,000, or (ii) the enhanced yield fixed account maximum transfer percentage of 10% multiplied by the amount in the enhanced yield fixed account on the immediately preceding policy anniversary. Transfers out of the standard fixed account option are limited to the greater of (i) $2,000, or (ii) the standard fixed account maximum transfer percentage of 15% multiplied by the amount in the standard fixed account on the immediately preceding policy anniversary. Any transfer which involves a transfer out of a fixed account option may not involve a transfer to the Money Market B investment account.

     We reserve the right to impose a minimum amount limit on transfers out of a fixed account. We also reserve the right to impose different restrictions on any additional fixed account that we may offer in the future.

     Dollar cost averaging. We may offer policy owners a dollar cost averaging ("DCA") program. Under the DCA program, the policy owner will designate an amount which will be transferred monthly from the Money Market B investment account into any other investment account(s) or any fixed account. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and you will be so notified. No fee is charged for this program.

     We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

     Asset allocation balancer transfers. Under the asset allocation balancer program the policy owner will designate an allocation of policy value among investment accounts. At six-month intervals beginning six months after the Policy Date, we will move amounts among the investment accounts as necessary to maintain your chosen allocation. A change to your premium allocation instructions will automatically result in a change in asset allocation balancer instructions so that the two are identical unless you either instruct us otherwise or have elected the dollar cost averaging program. No fee is charged for this program.

     We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Surrender and withdrawals

Surrender

     You may surrender your policy in full at any time. If you do, we will pay you the policy value less any policy debt and surrender charge that then applies. This is called your "net cash surrender value". You must return your policy when you request a surrender. We will process surrenders on the day we receive the surrender request (unless such day is not a business day, in which case we will process surrenders as of the business day next following the date of the receipt).

Withdrawals

     You you may make a withdrawal of part of your net cash surrender value once in each policy month. Generally, each withdrawal must be at least $500. If the withdrawal results in a reduction in Base Face Amount, a charge equal to a pro-rata portion of any surrender charge will be applied. In addition, we reserve the right to charge a withdrawal fee of up to $25. We will automatically reduce the policy value of your policy by the amount of the withdrawal and the related charges. Unless otherwise specified by you, each account (fixed and investment) will be reduced in the same proportion as the policy value is then allocated among them. We will not permit a withdrawal if it would cause your surrender value to fall below 3 months'

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


worth of monthly deductions (see "Deductions from policy value"). We also reserve the right to refuse any withdrawal that would cause the policy's Total Face Amount or the Base Face Amount to fall below $100,000.

     Because it reduces the policy value, any withdrawal will reduce your death benefit under either Option 1 or Option 2 (see "The Death Benefit"). Under Option 1, such a withdrawal may also reduce the Total Face Amount. Any such reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount then in effect. The Base Face Amount will be reduced only after the Supplemental Face Amount has been reduced to zero. If such a reduction in Total Face Amount would cause the policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the withdrawal. As noted, above, if the withdrawal results in a reduction in Base Face Amount, a pro-rata portion of the applicable surrender charge will be deducted from the policy value (see "Surrender charge"). We reserve the right to waive the pro-rata surrender charge on any reduction in Base Face Amount if the withdrawal is designed to serve certain administrative purposes (such as the payment of fees associated with the provision of asset management services).

     For example, assume a policy owner that has elected death benefit Option 1 requests a withdrawal of $25,000 on a policy with a Base Face Amount of $200,000 and a current surrender charge of $10,000. The $25,000 withdrawal would reduce the Base Face Amount from $200,000 to $175,000. The reduction in Base Face Amount would trigger a partial surrender charge equal to the surrender charge times the proportionate reduction in Base Face Amount, in this case equal to $10,000 X (25,000/200,000) or $1,250. The surrender charge after the withdrawal would be equal to $10,000 - $1,250 or $8,750. If the policy owner had instead purchased a policy with $200,000 of Base Face Amount and $100,000 of Supplemental Face Amount, the withdrawal of $25,000 would reduce the Supplemental Face Amount from $100,000 to $75,000. Since the Base Face Amount would remain at $200,000, no partial surrender charge would be deducted.

Policy loans

     You may borrow from your policy at any time by completing a form satisfactory to us. The maximum amount you can borrow is the greater of (i) 90% of net cash surrender value and (ii) the amount determined as follows:

     .    We first determine the net cash surrender value of your policy.

     . We then subtract an amount equal to the monthly deductions then being deducted from policy value times the number of full policy months until the next policy anniversary.

     . We then multiply the resulting amount by 1.25% in policy years 1 through 10 and 0% thereafter (although we reserve the right to increase the percentage after the tenth policy year to as much as .25%).

     .    We then subtract the third item above from the second item above.

     The minimum amount of each loan is $500. The interest charged on any loan is an effective annual rate of 4.25% in the first 10 policy years and 3.0% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 3.25%. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. Unless otherwise specified by you, the amount of the loan is deducted from the accounts (fixed and investment) in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. This special loan account will earn interest at an effective annual rate of 3.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to increase the rate charged on the loan to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law. The right to increase the rate charge on the loan is restricted in some states. Please see your John Hancock USA representative for details. We process policy loans as of the business day on or next following the day we receive the loan request.

Repayment of policy loans

     You can repay all or part of a loan at any time. Each repayment will be allocated among the accounts as follows:

     . The same proportionate part of the loan as was borrowed from any fixed account option will be repaid to that fixed account.

     . The remainder of the repayment will be allocated among the accounts in the same way a new premium payment would be allocated (unless otherwise specified by you).

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments. We process loan repayments as of the day we receive the repayment.

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


Effects of policy loans

     The policy value, the net cash surrender value, and any death benefit are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the accounts and placed in a special loan account. The accounts and the special loan account will generally have different rates of investment return.

     The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

     Taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Also, whenever the outstanding loan equals or exceeds your policy value at and after the insured person reaches age 121, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations").

Description of charges at the policy level

Deduction from premium payments

     . Premium charge - A charge to help defray our sales costs and related taxes. The maximum premium charge is 8% in all policy years. Currently, however, we plan to assess a premium charge of 6.4% upon each premium paid up to the Target Premium in each of the first 5 policy years. (If the premium received in the first policy year is less than the Target Premium, then premium received in the second policy year will be treated as if received in the first policy year up to the point that total premium received equals the Target Premium.) A premium charge of 2% of premium will be deducted from each premium in excess of Target Premium for the first 5 policy years, and a charge of 2% will be deducted from all premiums paid in policy years 6 and later. The "Target Premium" is determined at the time the policy is issued and will appear in the "Policy Specification" section of the policy.

     . Optional enhanced surrender value rider charge - A charge imposed if you elect this rider. The charge is 2% of the lesser of either the sum of premiums paid in the first two policy years or the Target Premium.

Deductions from policy value

     . Administrative charge - A monthly charge to help cover our administrative costs. This is a flat dollar charge of $15.

     . Face Amount charge - A monthly charge to primarly help cover sales costs. The duration of the Face Amount charge is 10 years from the policy date. The charge is determined by multiplying the Base Face Amount by the applicable rate. The rate will vary based upon sex, age and underwriting risk class of the insured person.

     . Cost of insurance charge - A monthly charge for the cost of insurance. To determine the charge, we multiply the net amount of insurance for which we are then at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. The current rates will never be more than the maximum rates shown in the policy. The cost of insurance rates we use will depend on the age at issue, the underwriting risk class and (usually) gender of the insured person, and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person's attained age increases. (The insured person's "attained age" on any date is his or her age on the birthday nearest that date.) For death benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

               (a) is the death benefit as of the first day of the policy month, divided by 1.0024663; and

               (b) is the policy value as of the first day of the policy month after the deduction of all other monthly deductions.

          Since the net amount at risk for death benefit Option 1 is based on a formula that includes as factors the death benefit and the policy value, the net amount at risk is affected by the investment performance of the investment accounts chosen, payment of premiums and charges assessed.

          If the minimum death benefit is greater than the Total Face Amount, the cost of insurance charge will reflect the amount of that additional benefit.

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


          For death benefit Option 2, the net amount at risk is equal to the Total Face Amount of insurance divided by 1.0024663.

     . Asset-based risk charge - A monthly charge to help cover sales, administrative and other costs. The charge is a percentage of that portion of your policy value allocated to investment accounts. This charge does not apply to the current fixed account options.

     . Supplementary benefits charges - Monthly charges for any supplementary insurance benefits added to the policy by means of a rider.

     . Withdrawal fee - A fee for each withdrawal of policy value to compensate us for the administrative expenses of processing the withdrawal. The charge is the lesser of 2% of the withdrawal amount or $25. This charge is not currently imposed, but we reserve the right to do so.

     . Surrender charge - A charge we deduct if the policy lapses or is surrendered within the first 10 policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse or surrender. The charge is a percentage of the premiums we received in the first two policy years that do not exceed the Target Premium stated in the Policy Specifications page of your policy. The percentage applied is dependent upon the policy year during which lapse or surrender occurs, as shown in the following table:

Policy Year                   Percentage Applied
-----------                  -------------------
  1-4 .................              100%
  5-6 .................               95%
  7 ...................               90%
  8 ...................               70%
  9 ...................               50%
  10 ..................               30%
  11 or later .........                0%

          The percentage is graded down proportionately at the beginning of each policy month until the next level is reached. The above table applies only if the insured person is less than age 45 at issue. For older issue ages, the percentages in the above table may be reduced. A pro rata portion of the surrender charge may also be charged in the case of any reduction in Base Face Amount Amount (see "Withdrawals" and "Requesting a decrease in coverage"). The pro rata charge is calculated by dividing the reduction in Base Face Amount by the Base Face Amount immediately prior to the reductions and then multiplying the applicable surrender charge by that ratio.

Additional information about how certain policy charges work

Sales expenses and related charges

     The premium charges help to compensate us for the cost of selling our policies. (See "Description of charges at the policy level"). The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the premium charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. Similarly, administrative expenses not fully recovered by the administrative charge may also be recovered from such other sources.

Effect of premium payment pattern

     You may structure the timing and amount of premium payments to minimize the premium charges, although doing so involves certain risks. Paying less than one Target Premium in the first policy year or paying more than one Target Premium in any policy year could reduce your total premium charges over time. For example, if the Target Premium was $10,000 and you paid a premium of $10,000 in each of the first ten policy years, you would pay total premium charges of $4,200. If you paid $20,000 (i.e., two times the Target Premium amount) in every other policy year up to and including the ninth policy year, you would pay total premium charges of only $3,320. However, delaying the payment of Target Premiums to later policy years could increase the risk that the policy value will be insufficient to pay monthly policy charges as they come due. As a result, the policy or any Supplemental Face Amount may lapse and eventually terminate. Conversely, accelerating the payment of Target Premiums to earlier policy years could cause aggregate premiums paid to exceed the policy's 7-pay premium limit and, as a result, cause the policy to become a modified endowment contract, with adverse tax consequences to you upon receipt of policy distributions. (see "Tax considerations".)

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


Method of deduction

     We deduct the monthly deductions described in the Fee Tables section from your policy's accounts (fixed and investment) in proportion to the amount of policy value you have in each, unless otherwise specified by you.

Reduced charges for eligible classes

     The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

Other charges we could impose in the future

     Except for a portion of the premium charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment accounts. However, we expect that no such charge will be necessary.

     We also reserve the right to increase the premium charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.

     Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

Description of charges at the portfolio level

     The portfolios must pay investment management fees and other operating expenses. These fees and expenses (shown in the tables of portfolio annual expenses under "Fee Tables") are different for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any investment accounts you select. We may also receive payments from a Series Fund or its affiliates at an annual rate of up to approximately 0.45% of the average net assets that holders of our variable life insurance policies and other products have invested in that portfolio. Any such payments do not, however, result in any charge to you in addition to what is shown in the tables. Expenses of the portfolios are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

Other policy benefits, rights and limitations

Optional supplementary benefit riders you can add

     When you apply for a policy, you can request any of the optional supplementary benefit riders that we then make available. Availability of any rider, the benefits it provides and the charges for it may vary by state. Our rules and procedures will govern eligibility for any rider and, in some cases, the configuration of the actual rider benefits. Each rider contains specific details that you should review before you decide to choose the rider. Charges for most riders will be deducted from the policy value. We may change these charges (or the rates that determine them), but not above any applicable maximum amount stated in the Policy Specifications page of your policy. We may add to, delete from or modify the list of optional supplementary benefit riders.

     . Optional Extended No-Lapse Guarantee Rider - This rider extends the No-Lapse Guarantee Period to the earlier of : (a) termination of the policy or rider, (b) subject to any applicable state limitations, the number of years selected by the policy owner and (c) age 121 of the insured person. The rider may be terminated at any time but cannot be reinstated once terminated. In order for the Extended No-Lapse Guarantee to be applicable, the Extended Cumulative Premium Test must be satisfied. This test is described in the rider. The cost of the rider varies by issue age and Face Amount and a change in the Face Amount of the policy may affect the cost of the rider.

     . Acceleration of Death Benefit for Qualified Long-Term Care Services Rider - This rider provides for periodic advance payments to you of a portion of the death benefit if the insured person becomes "chronically ill" so that such person: (1) is unable to perform at least 2 activities of daily living without substantial human assistance or has a severe cognitive impairment; and (2) is receiving certain qualified services described in the rider.

          Benefits under the Long-Term Care Acceleration Rider will not begin until we receive proof that the insured person qualifies and has received 100 days of "qualified long-term care service" as defined in the rider, while the policy was in force. You must continue to submit evidence during the insured person's lifetime of the insured person's eligiblity for rider benefits.

          We determine a maximum amount of death benefit that we will advance for each month of qualification. This amount, called the "Maximum Monthly Benefit", is based on the percentage of the policy's death benefit that you select when you apply for the policy, and the death benefit amount in effect when the insured person qualifies for benefits. The actual amount of any advance is based on the expense incurred by the insured person, up to the Maximum Monthly Benefit, for each day of qualified long-term care service in a calendar month. The first 100 days of qualified long-term care service, however, are excluded in any determination of an advance. We will recalculate the Maximum Monthly Benefit if you make a withdrawal of policy value, and for other events described in the rider. Each advance reduces the remaining death benefit under your policy, and causes a proportionate reduction in your policy value. If you have a policy loan, we will use a pro-rata portion of each death benefit advance to repay indebtedness. For example, if current indebtedness is $10,000, the death benefit is $100,000, and the gross advance is $2,000, then the net advance would be $1,800 = $2,000 X (1 - ($10,000/ $100,000)). As a result of the advance, the indebtedness will be reduced by $200.

          We restrict your policy value's exposure to market risk when benefits are paid under the Long-Term Care Acceleration rider. We do this in several ways. First, before we begin paying any Monthly Benefit, we will transfer all policy value from the investment accounts to the fixed account. (The amount to be transferred will be determined on the business day immediately following the date we approve a request for benefits under the rider.) In addition, you will not be permitted to transfer policy value or allocate any additional premium payment to an investment account while rider benefits are paid. Your participation in any of the automatic investment plans will also be suspended during this period.

          If the insured person no longer qualifies for rider benefits and your policy remains in force, you will be permitted to invest new premium payments or transfer existing policy value in the investment accounts. (The restriction on transfers from the fixed account described on page will continue to apply.) Benefits under this rider do not reduce the No-Lapse Guarantee Premium requirements or the Extended No-Lapse Guarantee Premium requirements that may be necessary for the No-Lapse Guarantee or Extended No-Lapse Guarantee to remain in effect after a termination of rider benefits.

          If you purchase this rider:

               . you and your immediate family will also have access to a national program designed to help the elderly maintain their independent living by providing advice about an array of elder care services available to seniors, and

               . you will have access to a list of long-term care providers in your area who provide special discounts to persons who belong to the national program.

          This rider is sometimes referred to as the "LifeCare Rider".

     .    Residual Life Insurance Benefit and Continuation of Acceleration Rider
          - This rider is available only if you also purchase the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider. This rider provides protection against the death benefit being reduced below $25,000. The rider also provides for a continuation of benefits under the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider after such benefits would otherwise have ceased. The monthly maximum continuation benefit is determined by multiplying the Monthly Acceleration Percentage specified in the Policy Specifications times the Total Face Amount. This rider is sometimes referred to as the "LMAX Rider".

     . Optional Enhanced Surrender Value Rider - In the application for the policy, you may elect to purchase the enhanced surrender value rider. This rider provides an enhanced surrender value benefit (in addition to the surrender value) if you surrender the policy within the first ten policy years. The amount of the benefit will be shown in the "Policy Specifications" section of the policy. The amount available for partial withdrawals and loans are based on the surrender value and will in no way be increased due to this rider.

     . Return of Premium Death Benefit Rider - You may elect to have your policy issued with an optional Return of Premium Death Benefit rider. This rider provides an additional death benefit payable upon the death of the life insured. The Return of Premium Rider death benefit has an initial value equal to your initial premium times the Percentage of Premium as elected and shown in the Policy Specifications page for the rider. The Percentage of Premium will be applied to each subsequent premium and will increase the coverage at the time of premium payment by that amount. The rider also provides options to increase or decrease the benefit amount. The Percentage of Premium is specified in the Policy Specifications page of your policy and may range between 0% and 5%. This rider is only available to you if death benefit Option 1 is elected.

          The Return of Premium Rider death benefit will not exceed the Maximum Benefit Amount shown in the Policy Specifications page for the rider. If the policy owner makes a written request for a partial withdrawal of net cash surrender value while this rider is in force, the amount of the Return of Premium Rider death benefit will be reduced by the amount of the withdrawal.

          The No Lapse Guarantee provisions of the policy apply to the Return of Premium Rider death benefit for the first two policy years only.

     . Change of Life Insured Rider - This rider is only available to certain owners purchasing the policy in connection with the financing of employee benefit plan obligations. If you elect this rider, you may change the life insured on or after the second policy anniversary. You must have an insurable interest in the new life insured, and the new life insured must consent in writing to the change. We will require evidence which satisfies us of the new life insured's insurability, and the premiums and charges after the change date will reflect the new life insured's age, sex, risk classification and any additional rating which applies. Supplementary benefits riders on the old life insured will be canceled as of the change date. Supplementary benefits riders may be added on the new life insured as of the change date, subject to our normal requirements and restrictions for such benefits. The validity and suicide provisions of the policy will apply to the entire Face Amount at the change date.

     . Enhanced Yield Fixed Account Rider - You may elect to allocate your premiums or policy value to the enhanced yield fixed account that we offer by rider. Obligations under the enhanced yield fixed account are backed by our general account. We will credit interest at the rate we declare. Additional transfer restrictions apply to amounts in an enhanced yield fixed account (see "Transfers of existing policy value").

     . Accelerated Benefit Rider - This rider provides for acceleration of payment of a portion of the death benefit should the insured person become terminally ill and have a life expectancy of one year or less. Payment of the accelerated benefits is subject to limits and conditions specified in the rider.

Variations in policy terms

     Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

     We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes". No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

     Any variation discussed above will be made only in accordance with uniform rules that we adopt and that we apply fairly to our customers.

Procedures for issuance of a policy

     Generally, the policy is available with a minimum Total Face Amount at issue of $100,000 and a minimum Base Face Amount at issue of $100,000. At the time of issue, the insured person must have an attained age of no more than 90. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

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


     Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy.

Commencement of insurance coverage

     After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's risk classification should be. After we approve an application for a policy and assign an appropriate insurance risk classification, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary coverage prior to policy delivery" below).

     The policy will take effect only if all of the following conditions are satisfied:

     .    The policy is delivered to and received by the applicant.

     .    The minimum initial premium is received by us.

     . The insured person is living and there has been no deterioration in the insurability of the insured person since the date of the application.

     The date all of the above conditions are satisfied is referred to in this prospectus as the "Contract Completion Date". If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "Policy Date". That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the Policy Date.

Backdating

     Under limited circumstances, we may backdate a policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the policy. The most common reasons for backdating are to preserve a younger age at issue for the insured person or to retain a common monthly deduction date in certain corporate-owned life insurance cases involving multiple policies issued over time. If used to preserve age, backdating will result in lower insurance charges. However, monthly deductions will begin earlier than would otherwise be the case. Monthly deductions for the period the Policy Date is backdated will actually be deducted from policy value on the Contract Completion Date.

Temporary coverage prior to policy delivery

     If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the Temporary Life Insurance Agreement and Receipt attached to the application for the policy, including conditions to coverage and limits on amount and duration of coverage.

Monthly deduction dates

     Each charge that we deduct monthly is assessed against your policy value at the close of business on the Policy Date and at the close of the first day in each subsequent policy month.

Changes that we can make as to your policy

     We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

     In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

     . Changes necessary to comply with or obtain or continue exemptions under the Federal securities laws

     .    Combining or removing fixed accounts or investment accounts

     .    Changes in the form of organization of any separate account

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


     Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

The owner of the policy

     Who owns the policy? That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the accounts in which to invest or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

     While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

     .    Determine when and how much you invest in the various accounts

     .    Borrow or withdraw amounts you have in the accounts

     .    Change the beneficiary who will receive the death benefit

     .    Change the amount of insurance

     . Turn in (i.e., "surrender") the policy for the full amount of its net cash surrender value

     . Choose the form in which we will pay out the death benefit or other proceeds

     It is possible to name so-called "joint owners" of the policy. If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Policy cancellation right

     You have the right to cancel your policy within 10 days after you receive it (the period may be longer in some states). This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

     . John Hancock USA at one of the addresses shown on the back cover of this prospectus, or

     .    the John Hancock USA representative who delivered the policy to you.

     The date of cancellation will be the date of such mailing or delivery. In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your policy value on the date of cancellation.

Reports that you will receive

     At least annually, we will send you a statement setting forth at least the following information as of the end of the most recent reporting period: the amount of the death benefit, the portion of the policy value in a fixed account and in each investment account, premiums received and charges deducted from premiums since the last report, any outstanding policy loan (and interest charged for the preceding policy year), and any further information required by law. Moreover, you also will receive confirmations of premium payments, transfers among accounts, policy loans, partial withdrawals and certain other policy transactions.

     Semiannually we will send you a report containing the financial statements of the portfolios, including a list of securities held in each portfolio.

Assigning your policy

     You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive a copy of the assignment at our Service Office. Nor are we responsible for the validity of the assignment or its efficacy in meeting your objectives. An absolute assignment is a change of ownership. All collateral assignees of record must usually consent to any surrender, withdrawal or loan from the policy.

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


When we pay policy proceeds

General

     We will ordinarily pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive documentation of the insured person's death, we will pay the proceeds as a single sum.

Delay to challenge coverage

     We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

     We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

     We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from an investment account if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the investment accounts may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Delay of general account surrender proceeds

     State laws allow us to defer payment of any portion of the net cash surrender value derived from any fixed account for up to 6 months. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis.

How you communicate with us

General rules

     You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock USA Service Office at the appropriate address shown on the back cover.

     Under our current rules, certain requests must be made in writing and be signed and dated by you. They include the following:

     .    loans

     .    surrenders or withdrawals

     .    change of death benefit option

     .    increase or decrease in Face Amount

     .    change of beneficiary

     .    election of payment option for policy proceeds

     .    tax withholding elections

     .    election of telephone/internet transaction privilege.

     The following requests may be made either in writing (signed and dated by you) or by telephone or fax or through the Company's secured website, if a special form is completed (see "Telephone, facsimile and internet transactions" below):

     .    transfers of policy value among accounts

     .    change of allocation among accounts for new premium payments

     You should mail or express all written requests to our Service Office at the appropriate address shown on the back cover. You should also send notice of the insured person's death and related documentation to our Service Office. We do not consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

     We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Service Office or your John Hancock USA representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone, facsimile and internet transactions

     If you complete a special authorization form, you can request transfers among accounts and changes of allocation among accounts simply by telephoning us at 1-800-521-1234 or by faxing us at 617-572-7008 or through the Company's secured website. Any fax or internet request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the accounts involved. We will honor telephone and internet instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone/internet transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line or internet usage. If this occurs, you should submit your request in writing.

     If you authorize telephone or internet transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or internet instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions which are reasonably designed to confirm that instructions received by telephone or internet are genuine. These procedures include requiring personal identification, the use of a unique password for internet authorization, recording of telephone calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or internet are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

     As stated earlier in this prospectus, the policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. To discourage disruptive frequent trading, we have imposed certain transfer restrictions (see "Transfers of existing policy value"). In addition, we also reserve the right to change our telephone, facsimile and internet transaction privileges outlined in this section at any time, and to suspend or terminate any or all of those privileges with respect to any owners who we feel are abusing the privileges to the detriment of other owners.

Distribution of policies

     John Hancock Distributors LLC ("JH Distributors"), a Delaware limited liability company affiliated with us, is the principal distributor and underwriter of the securities offered through this prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain investment accounts under the policies and under other annuity and life insurance products we offer.

     JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

     We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc.

     Through JH Distributors, John Hancock USA pays compensation to broker-dealers for the promotion and sale of the policies. The registered representative through whom your policy is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policyowners but will be recouped through the fees and charges imposed under the policy. (See "Description of charges at the policy level".)

     A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to policies that have already been purchased.

     Standard compensation. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to broker-dealers for sale of the policies (not including riders) is not expected to exceed the following schedule: policy year 1, 120% of the premium paid up to the first tier and 6.5% of any excess premiums; policy years 2-5, 5.5% of the premium paid up to the first tier and 3.25% of any excess premiums; policy years 6-10, 3.0% of the premium paid up to the first tier and 3.0% of any excess premiums; and policy years 11+, no commissions paid. The amount and timing of this compensation may differ among broker-dealers, but would not be expected to materially exceed the foregoing schedules on a present value basis.

     Additional compensation and revenue sharing. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, selling broker-dealers may receive, directly or indirectly, additional payments in the form of cash, other compensation or reimbursement. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm's "due diligence" examination of the policies, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for public, advertising and sales campaigns regarding the policies, payments to assist a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable NASD rules and other applicable laws and regulations, JH Distributors and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests, and/or other promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash or other rewards.

     These arrangements will not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

     Differential compensation. Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable policies or contracts. These compensation arrangements may give us benefits such as greater access to registered representatives. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received under standard or additional compensation or revenue sharing arrangements to their registered representatives. As a result, registered representatives may be motivated to sell the policies of one issuer over another issuer, or one product over another product. You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a policy.

Tax considerations

     This description of Federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax adviser. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

     The policy may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the value of using the policy in any such arrangement depends in part on the tax consequences, a qualified tax advisor should be consulted for advice.

General

     Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your policy value are ordinarily not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your policy value upon surrender or partial withdrawal, all or part of that distribution would generally be treated as a return of the premiums you've paid and not subjected to income tax. However certain distributions associated with a reduction in death benefit or other policy benefits within the first 15 years after issuance of the policy are ordinarily taxable in whole or in part. (See "Other policy distributions" below.) Amounts you borrow are generally not taxable to you.

     However, some of the tax rules change if your policy is found to be a modified endowment contract. This can happen if you've paid premiums in excess of limits prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind. (See "7-pay premium limit and modified endowment contract status" below.)

Policy death benefit proceeds

     We expect the policy to receive the same Federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines a life insurance contract for Federal tax purposes. For a policy to be treated as a life insurance contract, it must satisfy either the cash value accumulation test or the guideline premium test. These tests limit the amount of premium that you may pay into the policy. We will monitor compliance with these standards. If we determine that a policy does not satisfy Section 7702, we may take whatever steps are appropriate and reasonable to bring it into compliance with Section 7702.

     If the policy complies with Section 7702, the death benefit proceeds under the policy should be excludable from the beneficiary's gross income under
Section 101 of the Code. In addition, if you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services rider, the rider's benefits generally will be excludable from gross income under the Code. The tax-free nature of these accelerated benefits is contingent on the rider meeting specific requirements under Section 101 and/or Section 7702B of the Code. We have designed the rider to meet these standards.

Other policy distributions

     Increases in policy value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are received through actual or deemed distributions. In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. An exception to this general rule occurs in the case of a decrease in the policy's death benefit or any other change that reduces benefits under the policy in the first 15 years after the policy is issued and that results in a cash distribution to the policy owner in order for the policy to continue to comply with the Section 7702 definitional limits. Changes that reduce benefits include partial withdrawals and death benefit option changes. For purposes of this rule any distribution within the two years immediately before a reduction in benefits will also be treated as if it caused the reduction. A cash distribution that reduces policy benefits will be taxed in whole or in part (to the extent of any gain in the policy) under rules prescribed in Section 7702. The taxable amount is subject to limits prescribed in section 7702(f)(7). Any taxable distribution will be ordinary income to the owner (rather than capital gain).

     Distributions for tax purposes include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership. If you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider, as described in "Optional supplementary benefit riders you can add" you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy value to pay the rider charge.

     It is possible that, despite our monitoring, a policy might fail to qualify as a life insurance contract under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income credited to the policy from the date of issue to the date of the disqualification and for subsequent periods.

     Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws will depend on the circumstances of each owner or beneficiary. If the person insured by the policy is also its owner, either directly or indirectly through an entity such as a revocabale trust, the death benefit will be includible in his or her estate for purposes of the Federal estate tax. If the owner is not the person insured, the value of the policy will be includible in the owner's estate upon his or her death. Even if ownership has been transferred, the death proceeds or the policy value may be includible in the former owner's estate if the transfer occurred less than three years before the former owner's death or if the former owner retained certain kinds of control over the policy. You should consult your tax adviser regarding these possible tax consequences.

     Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

Policy loans

     We expect that, except as noted below (see "7-pay premium limit and modified endowment contract status"), loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Diversification rules and ownership of the Account

     Your policy will not qualify for the tax benefits of a life insurance contract unless the Account follows certain rules requiring diversification of investments underlying the policy. In addition, the rules require that the policy owner not have "investment control" over the underlying assets.

     In certain circumstances, the owner of a variable life insurance policy may be considered the owner, for Federal income tax purposes, of the assets of the separate account used to support the policy. In those circumstances, income and gains from the separate account assets would be includible in the policy owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable policy owner will be considered the owner of separate account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty subaccounts.

     The ownership rights under your policy are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that policyholders were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible that you would be treated as the owner of your policy's proportionate share of the assets of the Account.

     We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that the funds will be able to operate as currently described in the Series Funds` prospectuses, or that a Series Fund will not have to change any fund's investment objectives or policies. We have reserved the right to modify your policy if we believe doing so will prevent you from being considered the owner of your policy's proportionate share of the assets of the Account, but we are under no obligation to do so.

7-pay premium limit and modified endowment contract status

     At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

     The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a modified endowment contract, which can have adverse tax consequences.

     Policies classified as modified endowment contracts are subject to the following tax rules:

     . First, all partial withdrawals from such a policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the policy value immediately before the distribution over the investment in the policy at such time.

     . Second, loans taken from or secured by such a policy and assignments or pledges of any part of its value are treated as partial withdrawals from the policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as an additional loan.

     . Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

          . is made on or after the date on which the policy owner attains age 59 1/2;

          .    is attributable to the policy owner becoming disabled; or

          . is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary.

     These exceptions to the 10% additional tax do not apply in situations where the policy is not owned by an individual.

     Furthermore, any time there is a "material change" in a policy, the policy will begin a new 7-pay testing period as if it were a newly-issued policy. The material change rules for determining whether a policy is a modified endowment contract are complex. In general, however, the determination of whether a policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit of the policy at the time of such change, the policy value at the time of the change, and the additional premiums paid into the policy during the seven years starting with the date on which the material change occurs.

     Moreover, if benefits under a policy are reduced (such as a reduction in the death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will generally be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment contract.

     All modified endowment contracts issued by the same insurer (or its affiliates) to the same owner during any calendar year generally are required to be treated as one contract for the purpose of applying the modified endowment contract rules. A policy received in exchange for a modified endowment contract will itself also be a modified endowment contract. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 retirement plans

     The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Withholding

     To the extent that policy distributions to you are taxable, they are generally subject to withholding for your Federal income tax liability. However if you reside in the United States, you can generally choose not to have tax withheld from distributions.

Life insurance purchases by residents of Puerto Rico

     In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service ruled that income received by residents of Puerto Rico under life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax.

Life insurance purchases by non-resident aliens

     If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult with a qualified tax adviser before purchasing a policy.

Financial statements reference

     The financial statements of John Hancock USA and the Account can be found in the Statement of Additional Information. The financial statements of John Hancock USA should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock USA to meet its obligations under the policies.

Registration statement filed with the SEC

     This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Independent registered public accounting firm

     The consolidated financial statements of John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and the financial statements of Separate Account A of John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in the Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     In addition to this prospectus, John Hancock USA has filed with the Securities and Exchange Commission (the "SEC") a Statement of Additional Information (the "SAI") which contains additional information about John Hancock USA and the Account. The SAI and personalized illustrations of death benefits, policy values and surrender values are available, without charge, upon request. You may obtain the personalized illustrations from your John Hancock USA representative. The SAI may be obtained by contacting the John Hancock USA Service Office. You should also contact the John Hancock USA Service Office to request any other information about your policy or to make any inquiries about its operation.

                           SERVICE OFFICE

       Express Delivery                      Mail Delivery
       ----------------                      -------------
      Specialty Products           Specialty Products & Distribution
  197 Clarendon Street, C-6                   P.O. Box 192
       Boston, MA 02117                     Boston, MA 02117

            Phone:                                Fax:
            ------                                ----
        1-800-521-1234                        617-572-7008

     Information about the Account (including the SAI) can be reviewed and copied at the SEC's Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-5850. Reports and other information about the Account are available on the SEC's Internet website at http://www.sec.gov. Copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549-0102.

PART C
OTHER INFORMATION

Item 27. Exhibits

The following exhibits are filed as part of this Registration Statement:

     (a) Resolutions of Board of Directors of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) establishing Separate Account N. Incorporated by reference to exhibit A (1) to the pre-effective amendment no. 1 file number 333-71312 filed with the Commission on January 2, 2002.

     (b) Not applicable.

     (c)(1) Form of Principal Underwriting Agreement to be filed by amendment.

     (2) Form of General Agent and Broker Dealer Servicing Agreement by and among John Hancock Life Insurance Company (U.S.A.) and John Hancock Distributors. Incorporated by reference to Pre-Effective number 1, Exhibit 27
(c)(3), file number 333-126668 filed with the Commission on October 12, 2005.

     (3) Form of General Agent and Broker Dealer Selling Agreement by and among John Hancock Life Insurance Company (U.S.A.) and John Hancock Distributors. Incorporated by reference to Pre-Effective number 1, Exhibit 27 (c)(4), file number 333-126668 filed with the Commission on October 12, 2005.

     (d)(1) Form of Specimen Flexible Premium Variable Life Insurance Policy filed herewith.

     (2) Form of Specimen Enhanced Yield Fixed Account Rider filed herewith.

     (3) Form of Specimen Extended No-Lapse Guarantee Rider filed herewith.

     (4) Form of Specimen Acceleration of Life Insurance Death Benefit for Qualified Long Term Care Services Rider filed herewith.

     (5) Form of Specimen Residual Life Insurance Benefit and Continuation of Acceleration Rider filed herewith.

     (6) Form of Specimen Enhanced Surrender Value Rider filed herewith.

     (7) Form of Specimen Return of Premium Death Benefit Rider filed herewith.

     (8) Form of Specimen Change of Life Insured Rider filed herewith.

     (9) Form of Specimen Accelerated Benefit Rider filed herewith.

     (e) Form of Specimen Application for the Majestic Performance VUL Insurance Policy filed herewith.

     (f)(1) Restated Articles of Redomestication of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)). Incorporated by reference to Exhibit A(6) to the registration statement file number 333-41814 filed with the Commission on July 20, 2000.

     (a) Amendment to the Articles of Redomestication of the John Hancock Life Insurance Company (U.S.A.) dated July 16, 2004. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

     (2) By-laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated December 2, 1992. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

     (a) Amendment to the By-laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated June 7, 2000. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

     (b) Amendment to the By-laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated March 12, 1999. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

     (g) Not Applicable.

     (h)(1) Form of Participation Agreement among The Manufacturers Insurance Company (U.S.A.), The Manufacturers Insurance Company of New York, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC dated April 30, 2004. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

     (2) Participation Agreement among John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and John

Hancock Trust. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

     (i)(1) Form of Service Agreement between The Manufacturers Life Insurance Company and the John Hancock Life Insurance Company (U.S.A.) (formerly,The Manufacturers Life Insurance Company (U.S.A.)). Incorporated by reference to Exhibit A(8)(a) (i), (ii), (iii), (iv), (v)and (vi) to pre-effective amendment No. 1 file number 333-51293 filed with the Commission on August 28, 1998.

     (2) Form of Amendment to Service Agreement between The Manufacturers Life Insurance Company and the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)). Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 file number 33-57018 filed with the Commission March 1, 1999.

     (3)Form of Service Agreement. Incorporated byreference to Exhibit A(8)(c)(i) to pre-effective amendment no. 1 file number 333-51293 filed with the Commission on August 28, 1998.

     (4)Form of Amendment to Service Agreement. Incorporated by reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 file number 333-51293 filed with the Commission on August 28, 1998.

     (j) Not Applicable

     (k)Opinion and consent of counsel for John Hancock Life Insurance Company (U.S.A.). Incorporated by reference to Exhibit 2 (a) to pre-effective amendment no. 1 file number 333-100597 filed with the Commission on December 16, 2002.

     (l) Not Applicable.

     (m) Not Applicable.

     (n) Consent of Independent Registered Public Accounting Firm to be filed by amendment.

     (o) Not Applicable.

     (p) Not Applicable.

     (q) Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit A(6) to pre-effective amendment no. 1 file number 333-100597 filed with the Commission on December 16, 2002.

     Powers of Attorney

     (i) Powers of Attorney for Alison Alden, James Boyle, Robert, Cook, John DesPrezIII, John Ostler, Rex Schlaybaugh Jr., Diana Scott and Warren Thomson filed herewith.

Item 28. Directors and Officers of the Depositor

OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) as of April 1, 2006

Name and Principal Business Address .      Position with Depositor
Directors ...........................
Alison Alden** ......................      Director
James R. Boyle* .....................      Director
Robert Cook** .......................      Director
John D. DesPrez III* ................      Director
John R. Ostler**** ..................      Director
Rex Schlaybaugh Jr.******* ..........      Director
Diana Scott* ........................      Director
Warren Thomson** ....................      Director

Officers ............................
John D. DesPrez III* ................      Chairman and President
James Boyle* ........................      Executive Vice President, Annuities
Robert A Cook** .....................      Executive Vice President, Life Insurance
Steven Mannik**** ...................      Executive Vice President & General Manager, Reinsurance
Katherine MacMillan***** ............      Senior Vice President and General Manager, RPS
Marc Costantini* ....................      Senior Vice President & Chief Financial Officer
Alison Alden** ......................      Senior Vice President, Human Resources
Emanuel Alves* ......................      Vice President and Secretary
Jonathan Chiel* .....................      Executive Vice President & General Counsel

Joseph Scott* .......................      Vice President & Chief Administrative Officer
Mitchell A. Karman*** ...............      Vice President, Chief Compliance Officer & Counsel
                                           Senior Executive Vice President and Chief Investments
Donald A. Guloien**** ...............      Officer
Steven Finch**** ....................      Senior Vice President, Finance Protection
Warren Thomson** ....................      Executive Vice President, Investments
Patrick Gill* .......................      Senior Vice President and Controller
Peter Copestake***** ................      Senior Vice President and Treasurer
Peter Mitsopoulos****** .............      Vice President, Treasury
Ian Cook**** ........................      Senior Vice President and CFO, Investments
Philip Clarkson*** ..................      Vice President, Taxation
Brian Collins**** ...................      Vice President, Taxation
John H. Durfey**** ..................      Assistant Secretary
Kwong Yiu**** .......................      Assistant Secretary
Grace O'Connell* ....................      Assistant Secretary
Elizabeth Clark* ....................      Assistant Secretary

*Principal Business Office is 601 Congress Street, Boston, MA 02210

**Principal Business Office is 197 Clarendon Street, Boston, MA 02117

***Principal Business Office is 200 Clarendon Street, Boston, MA 02117

****Principal Business Office is 200 Bloor Street, Toronto, Canada M4W1E5

*****Principal Business Office is 250 Bloor Street, Toronto, Canada M4W1E5

******Principal Business Office is 380 Stuart Street, Boston, MA 02117

*******Principal Business Office is 400 Renaissance Center, Detroit, MI 48243

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

     Registrant is a separate account of John Hancock (USA), operated as a unit investment trust. Registrant supports benefits payable under John Hancock USA's variable life insurance policies by investing assets allocated to various investment options in shares of John Hancock Trust and other mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies of the "series" type.

     A list of persons directly or indirectly controlled by or under common contract with John Hancock (USA) as of December 31, 2005 appears below:

     Manulife Reinsurance Limited (Bermuda)

     Cavalier Cable, Inc.

     John Hancock Investment Management Services, LLC

     Manulife Reinsurance (Bermuda) Limited

     Manulife Service Corporation

     John Hancock Life Insurance Company of New York

     Ennal, Inc.

     John Hancock Distributors, LLC

     Ironside Venture Partners I LLC

     Ironside Venture Partners II LLC

     Avon Long Term Care Leaders LLC

     Manulife Leasing Co., LLC

Item 30. Indemnification

     Article XII of the Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) provides as follows:

     No director of this Corporation shall be personally liable to the Corporation orits shareholders or policyholders for monetarydamages for breach of the director's fiduciary duty, provided,that the foregoingshall not eliminate or limit the liability of a director for any of the following:

(i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

(ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

(iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

(iv) a transaction from which the director derived an improper personal benefit; or

(v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

     If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this Article XII shall apply to or have any effect on the liability or alleged liability or any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

     Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

     (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

Name of Investment Company ........................     Capacity in Which Acting
John Hancock Variable Life Separate Account S .....     Principal Underwriter
John Hancock Variable Life Separate Account U .....     Principal Underwriter
John Hancock Variable Life Separate Account V .....     Principal Underwriter
John Hancock Variable Life Separate Account UV ....     Principal Underwriter
John Hancock Variable Annuity Separate Account I ..     Principal Underwriter
John Hancock Variable Annuity Separate Account JF .     Principal Underwriter
John Hancock Variable Annuity Separate Account U ..     Principal Underwriter
John Hancock Variable Annuity Separate Account V ..     Principal Underwriter
John Hancock Variable Annuity Separate Account H ..     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account A ................................     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account N ................................     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account H ................................     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account I ................................     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account J ................................     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account K ................................     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account M ................................     Principal Underwriter
John Hancock Life Insurance Company of New York
Separate Account B ................................     Principal Underwriter
John Hancock Life Insurance Company of New York
Separate Account A ................................     Principal Underwriter

     (b) John Hancock Life Insurance Company (U.S.A.) is the sole member of JHD LLC and the following comprise the Board of Managers and officers of JHD LLC.

Name                                   Title
---------------------------------      -----------------------------------------------------------
Marc Costantini* ................      Chairman
Steve Finch**** .................      President and Chief Executive Officer
Kevin Hill * ....................      Senior Vice President, U.S. Annuities and Managed Accounts
Katherine MacMillan***** ........      Senior Vice President, Retirement Plan Services
Christopher Walker**** ..........      Vice President and Chief Compliance Officer
Marc Costantini* ................      Chairman
Steve Finch**** .................      President and CEO
Peter Copestake***** ............      Vice President and Treasurer
James C. Hoodlet*** .............      Secretary and General Counsel
Kevin Hill* .....................      Senior Vice President, U.S. Annuities and Managed Accounts
Katherine MacMillan***** ........      Senior Vice President, Retirement Plan Services
Christopher M. Walker**** .......      Vice President and Chief Compliance Officer
Brian Collins**** ...............      Vice President, U.S. Taxation
Philip Clarkson*** ..............      Vice President, U.S. Taxation
Jeffrey H. Long* ................      Chief Financial Officer and Financial Operations Principal
David Crawford**** ..............      Assistant Secretary

*Principal Business Office is 601 Congress Street, Boston, MA 02210

**Principal Business Office is 197 Clarendon Street, Boston, MA 02117

***Principal Business Office is 200 Clarendon Street, Boston, MA 02117

****Principal Business Office is 200 Bloor Street, Toronto, Canada M4W1E5

*****Principal Business Office is 250 Bloor Street, Toronto, Canada M4W1E5

     (c) John Hancock Distributors, LLC

     The information contained in the section titled "Principal Underwriter and Distributor" in the Statement of Additional Information, contained in this Registration Statement, is hereby incorporated by reference in response to Item 31.(c)(2-5).

     Item 32. Location of Accounts and Records

     The following entities prepare, maintain, and preserve the records required by Section 31(a) of the Act for the Registrant through written agreements between the parties to the effect that such services will be provided to the Registrant for such periods prescribed by the Rules and Regulations of the Commission under the Act and such records will be surrendered promptly on request: John Hancock Distributors LLC, John Hancock Place, Boston, Massachusetts 02117, serves as Registrant's distributor and principal underwriter, and, in such capacities, keeps records regarding shareholders account records, cancelled stock certificates. John Hancock Life Insurance Company (U.S.A.) (at the same address), in its capacity as Registrant's depositor keeps all other records required by Section 31 (a) of the Act.

Item 33. Management Services

     None

Item 34. Fee Representation

     Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

     The John Hancock Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                               POWER OF ATTORNEY

       I, Alison Alden, in my capacity as a Director of John Hancock Life Insurance Company (U.S.A.) (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131299

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
March 24, 2006 and remains in effect until revoked or revised.

Signature                         Title                               Date
---------                         -----------------------------  --------------

/s/ Alison Alden                  Director                       March 24, 2006
--------------------------------
Alison Alden

                               POWER OF ATTORNEY

       I, James R. Boyle, in my capacity as a Director of John Hancock Life Insurance Company (U.S.A.) (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131299

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
March 25, 2006 and remains in effect until revoked or revised.

Signature                         Title                               Date
---------                         -----------------------------  --------------

/s/ James R. Boyle                Director                       March 25, 2006
--------------------------------
James R. Boyle

                               POWER OF ATTORNEY

       I, John D. DesPrez III, in my capacity as a Director of John Hancock Life Insurance Company (U.S.A.) (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131299

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
March 25, 2006 and remains in effect until revoked or revised.

Signature                         Title                               Date
---------                         -----------------------------  --------------

/s/ John D. DesPrez III           Director                       March 25, 2006
--------------------------------
John D. DesPrez III

                               POWER OF ATTORNEY

       I, Diana Scott, in my capacity as a Director of John Hancock Life Insurance Company (U.S.A.) (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131299

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
March 27, 2006 and remains in effect until revoked or revised.

Signature                         Title                               Date
---------                         -----------------------------  --------------

/s/ Diana Scott                   Director                       March 27, 2006
--------------------------------
Diana Scott

                               POWER OF ATTORNEY

       I, Rex Schlaybaugh Jr., in my capacity as a Director of John Hancock Life Insurance Company (U.S.A.) (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131299

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
March 29, 2006 and remains in effect until revoked or revised.

Signature                         Title                               Date
---------                         -----------------------------  --------------

/s/ Rex Schlaybaugh Jr.           Director                       March 29, 2006
--------------------------------
Rex Schlaybaugh Jr.

                               POWER OF ATTORNEY

       I, Robert Cook, in my capacity as a Director of John Hancock Life Insurance Company (U.S.A.) (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131299

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
March 24, 2006 and remains in effect until revoked or revised.

Signature                         Title                               Date
---------                         -----------------------------  --------------

/s/ Robert Cook                   Director                       March 24, 2006
--------------------------------
Robert Cook

                               POWER OF ATTORNEY

       I, John R. Ostler, in my capacity as a Director of John Hancock Life Insurance Company (U.S.A.) (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131299

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
March 30, 2006 and remains in effect until revoked or revised.

Signature                         Title                               Date
---------                         -----------------------------  --------------

/s/ John R. Ostler                Director                       March 30, 2006
--------------------------------
John R. Ostler

                               POWER OF ATTORNEY

       I, Warren Thomson, in my capacity as a Director of John Hancock Life Insurance Company (U.S.A.) (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131299

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
March 25, 2006 and remains in effect until revoked or revised.

Signature                         Title                               Date
---------                         -----------------------------  --------------

/s/ Warren Thomson                Director                       March 25, 2006
--------------------------------
Warren Thomson

[LOGO OF JOHN HANCOCK]    Life Insurance Company (U.S.A.)
                          A Stock Company

 LIFE INSURED   [John J. Doe]

POLICY NUMBER   [12 345 678]

    PLAN NAME   [Majestic Performance VUL]

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

ADJUSTABLE DEATH BENEFIT

BENEFIT PAYABLE ON LIFE INSURED'S DEATH

FLEXIBLE PREMIUMS PAYABLE TO AGE 121 DURING THE LIFE INSURED'S LIFETIME

NON-PARTICIPATING (NOT ELIGIBLE FOR DIVIDENDS)

Subject to the conditions and provisions of this policy, if the Life Insured dies while the policy is in force, the John Hancock Life Insurance Company (U.S.A.) ("the Company") agrees to pay the Insurance Benefit to the beneficiary in a lump sum, and to provide the other benefits, rights, and privileges, if any, of the policy. The Insurance Benefit is described in Section 6. If the Company makes other plans of payment available other than a lump sum, then a Beneficiary may request written election of any such other plans in lieu of a lump sum.

Your Net Premiums are added to your Policy Value. You may allocate them to one or more of the Investment Accounts and to the Fixed Account, subject to
Section 17, and any other applicable provisions of the policy.

The portion of your Policy Value that is in an Investment Account will vary from day to day. The amount is not guaranteed; it may increase or decrease, depending on the investment experience of the underlying Subaccounts for the Investment Accounts that you have chosen.

The portion of your Policy Value that is in the Fixed Account will accumulate, after deductions, at rates of interest we determine. Such rates will not be less than the Fixed Account Annual Rate shown in Section 1.

The amount of the Insurance Benefit, or the duration of the insurance coverage, or both, may be variable or fixed under specified conditions and may increase or decrease as described in Section 6.

READ YOUR POLICY CAREFULLY. It is a contract between you and us.

RIGHT TO RETURN POLICY. If for any reason you are not satisfied with your policy, you may return it for cancellation by delivering or mailing it to us or to the agent who sold it. If this policy does not replace another policy, you may return it within TEN days after receiving it, or if it replaces another policy, you may return it within TWENTY days after receiving it. We will refund in full the payment made. The policy will be void from the beginning.

Signed for the Company by:

        /s/ James P. O'Malley                     /s/ Emanuel Alves
              President                               Secretary

 06MAJPVUL                                                            MV0106A

                   Policy Provisions

    Section

 1. Policy Specifications

 2. Table of Rates

 3. Definitions

 4. Qualification as Life Insurance

 5. Total Face Amount

 6. Insurance Benefit

 7. Interest on Proceeds

 8. Premiums

 9. No-Lapse Guarantee

10. Grace Period

11. Policy Termination

12. Reinstatement

13. Coverage at and after Age 121

14. Policy Value

15. Loan Account, Fixed Account, Investment Accounts

16. Separate Account and Subaccounts

17. Allocations and Transfers

18. Loans

19. Surrenders and Withdrawals

20. Owner and Beneficiary

21. Assignment

22. Misstatements

23. Suicide

24. Incontestability

25. The Contract

26. Right to Postpone Payment of Benefits

27. Claims of Creditors

28. Reports to Owner

29. How Values are Computed

1. POLICY SPECIFICATIONS

                  Life Insured [JOHN DOE]               Plan [Majestic
                                                             Performance VUL]

            Age at Policy Date [35]            Policy Number [12 345 678]

                         [Sex] [MALE]             Issue Date [January 1, 2006]

           Risk Classification [Standard]        Policy Date [January 1, 2006]
                               [Non Smoker]

            Additional Ratings [not
                               applicable]

            Owner, Beneficiary As designated in the
                               application or subsequently
                               changed

 Death Benefit Option at Issue [Option 1]

  Life Insurance Qualification [Guideline Premium Test]
                  Test Elected

                                                   Base Face
                                                   Amount at
                                                       Issue $[500,000]

                                                Supplemental
                                                 Face Amount
                                                    at Issue $[600,000]
                                                             -----------------
                                                  Total Face
                                                   Amount at
                                                       Issue $[1,100,000]
                 Governing Law [Arkansas]

                               PREMIUMS AT ISSUE

               Premium Mode [Annual]

            Planned Premium $ [7,400.00 per year]

    Minimum Initial Premium $ [ 227.50]

No- Lapse Guarantee Premium $ [2,730.04 per year]

Notice: This policy provides life insurance coverage for the lifetime of the Life Insured if sufficient premiums are paid. Premium payments in addition to the planned premium shown may need to be made to keep this policy and coverage in force. Keeping the policy and coverage in force will be affected by factors such as: changes in the current cost of insurance rates; the amount, timing and frequency of premium payments; the interest rate being credited to the Fixed Account; the investment experience of the Investment Accounts; changes to the death benefit option; changes in the Total Face Amount; loan activity; withdrawals; and deductions for any applicable Supplementary Benefit riders that are attached to, and made a part of, this policy. Also refer to the Grace Period and Policy Termination provisions in Sections 10 and 11.

 3                                                                    MV0306A

1. POLICY SPECIFICATIONS (continued) - Policy [12 345 678]

                     SCHEDULE OF SUPPLEMENTAL FACE AMOUNTS

            Supplemental Face Amount At Issue           $[600,000]
            Maximum Increasing Supplemental Face Amount $[1,050,000]
            Maximum Total Supplemental Face Amount      $[1,650,000]

                 Effective at           Supplemental
                 Beginning of           Face Amount  Total Supplemental
                  Policy Year            Increases      Face Amount
                 ------------           ------------ ------------------
                       1                  $      0       $  600,000
                       2                  $ 50,000       $  650,000
                       3                  $ 50,000       $  700,000
                       4                  $ 75,000       $  775,000
                       5                  $ 75,000       $  850,000
                       6                  $100,000       $  950,000
                       7                  $100,000       $1,050,000
                       8                  $100,000       $1,150,000
                       9                  $150,000       $1,300,000
                      10                  $150,000       $1,450,000
                      11                  $200,000       $1,650,000
                   12 to 65               $      0       $1,650,000

 3(continued)                                                         MV0306A

1. POLICY SPECIFICATIONS (continued) - Policy [12 345 678]

                       OTHER BENEFITS AND SPECIFICATIONS

[Not Applicable]

 3(continued)                                                        MV03206A

1. POLICY SPECIFICATIONS (continued) - Policy [12 345 678]

                            MAXIMUM EXPENSE CHARGES

Deductions from Premium Payments

       Premium Charge   8% of each premium paid

  Monthly Deductions:   the following charges are deducted monthly from the
                        Policy Value

Administrative Charge   $15.00

   Face Amount Charge   $[0.0600] per $1000 of Base Face Amount for the first 4
                        Policy Years

    Cost of Insurance   Determined in accordance with Section 14. Maximum
               Charge   monthly rates per $1,000 are shown in Section 2.

     Asset-Based Risk   Percentage of Investment Account assets deducted
               Charge   monthly as shown below:

                                                       Percentage of Investment
                               Policy Years                 Account assets
                      -------------------------------  ------------------------
                                  1 - 15                        0.0625%
                                    16+                         0.0200%

Other Charges

Surrender Charge Charge deducted from Policy Value equal to the percentage shown below multiplied by the lesser of either the sum of Premiums received during the first two Policy Years or the Target Premium shown under Table of Values of this Section 1. See Sections 5 and 19 for details of when a Surrender Charge applies.

                 Policy Year   Percentage*    Policy Year   Percentage*
                 -----------   ------------   -----------   ------------
                      1           [100.00]%        7            [90.00]%
                      2           [100.00]%        8            [70.00]%
                      3           [100.00]%        9            [50.00]%
                      4           [100.00]%       10            [30.00]%
                      5            [95.00]%       11+            [0.00]%
                      6            [95.00]%
--------
* Percentages shown are at the beginning of each Policy Year. A proportionate grading percentage applies for other Policy Months.

Supplementary Benefit   Charges for applicable riders are shown under
        Rider Charges   Supplementary Benefits of this Section 1.

       Withdrawal Fee   $25.00 per withdrawal, or 2% of the withdrawal if less

 3A                                                                  MV03A06A

1. POLICY SPECIFICATIONS (continued) - Policy [12 345 678]

                                TABLE OF VALUES

 Refer to your policy provisions for details on the terms and values shown in this table.

 Minimum Total Face Amount                                        $   100,000

 Minimum Base Face Amount                                         $   100,000

 Minimum Total Face Amount Decrease                               $    50,000

 No-Lapse Guarantee Period
    Base Face Amount                  First [2] Policy Years from Policy Date
    Supplemental Face Amount (if
      elected)                          First 2 Policy Years from Policy Date

 Allocation Date                               [10TH day after the Issue Date]

 Fixed Account Annual Rate                                    Not less than 3%

 Loan Interest Credited Annual Rate                           Not less than 3%

 Maximum Loan Interest Charged
   Annual Rate
    Policy Years 1-10                                                    4.25%
    Policy Years 11+                                                     3.25%

 Maximum Loan Interest Credited
   Differential
    Policy Years 1-10                                                    1.25%
    Policy Years 11+                                                      .25%

 Minimum Loan Amount                                               $      500

 Minimum Withdrawal Amount                                         $      500

 Death Benefit Discount Factor                                      1.0024663

 Maximum Transfer Fee                                              $       25
 (See Section 17 for Transfer
   Restrictions)

 Fixed Account Maximum Transfer
   Percentage                                                              15%

 Fixed Account Maximum Transfer
   Amount                                                          $    2,000

 Investment Account Maximum Transfer
   Amount                                                          $1,000,000

 Target Premium                                                    $[3,920.00]

 3B                                                                  MV03B06A

2. TABLE OF RATES- Policy [12 345 678]

A. RATE TABLE

                       Maximum                Maximum
                       Monthly                Monthly
                      Rates per              Rates per
                      $1,000 of Minimum      $1,000 of Minimum
                         Net     Death          Net     Death
                       Amount   Benefit       Amount   Benefit
                  Age  at Risk  Factors Age   at Risk  Factors
                  --- --------- ------- ---- --------- -------
                  35   0.0909   2.5000   79   5.2198   1.0500
                  36   0.0959   2.5000   80   5.8398   1.0500
                  37   0.1001   2.5000   81   6.5510   1.0500
                  38   0.1076   2.5000   82   7.2976   1.0500
                  39   0.1142   2.5000   83   8.1096   1.0500
                  40   0.1217   2.5000   84   9.0174   1.0500
                  41   0.1318   2.4300   85   10.0423  1.0500
                  42   0.1443   2.3600   86   11.1922  1.0500
                  43   0.1585   2.2900   87   12.4650  1.0500
                  44   0.1752   2.2200   88   13.8494  1.0500
                  45   0.1944   2.1500   89   15.3334  1.0500
                  46   0.2127   2.0900   90   16.9088  1.0500
                  47   0.2328   2.0300   91   18.4163  1.0400
                  48   0.2445   1.9700   92   20.0153  1.0300
                  49   0.2579   1.9100   93   21.7336  1.0200
                  50   0.2771   1.8500   94   23.5854  1.0100
                  51   0.2997   1.7800   95   25.5731  1.0000
                  52   0.3306   1.7100   96   27.4319  1.0000
                  53   0.3641   1.6400   97   29.4579  1.0000
                  54   0.4067   1.5700   98   31.6727  1.0000
                  55   0.4595   1.5000   99   34.0995  1.0000
                  56   0.5131   1.4600  100   36.7714  1.0000
                  57   0.5710   1.4200  101   38.9513  1.0000
                  58   0.6204   1.3800  102   41.3354  1.0000
                  59   0.6775   1.3400  103   43.9462  1.0000
                  60   0.7464   1.3000  104   46.8129  1.0000
                  61   0.8304   1.2800  105   49.9253  1.0000
                  62   0.9331   1.2600  106   53.3626  1.0000
                  63   1.0485   1.2400  107   57.1735  1.0000
                  64   1.1700   1.2200  108   61.4190  1.0000
                  65   1.2984   1.2000  109   66.1732  1.0000
                  66   1.4287   1.1900  110   71.5294  1.0000
                  67   1.5608   1.1800  111   77.6167  1.0000
                  68   1.7034   1.1700  112   83.3333  1.0000
                  69   1.8512   1.1600  113   83.3333  1.0000
                  70   2.0309   1.1500  114   83.3333  1.0000
                  71   2.2322   1.1300  115   83.3333  1.0000
                  72   2.4974   1.1100  116   83.3333  1.0000
                  73   2.7779   1.0900  117   83.3333  1.0000
                  74   3.0739   1.0700  118   83.3333  1.0000
                  75   3.3986   1.0500  119   83.3333  1.0000
                  76   3.7540   1.0500  120   83.3333  1.0000
                  77   4.1684   1.0500  121+     0     1.0000
                  78   4.6548   1.0500

Maximum Monthly Rates are the same for the Base Face Amount and the Supplemental Face Amount and have been adjusted for any applicable Additional Ratings that are applied to the Cost of Insurance rates as shown in Section 1.

 4                                                                    MV0406A

3. DEFINITIONS

The term "Additional Rating" is an increase in the Cost of Insurance that is applied when a Life Insured does not meet, at a minimum, our underwriting requirements for the standard Risk Classification.

The term "Age" means, on any policy anniversary, the age of the person in question at his or her birthday nearest that date.

The term "Annual Processing Date" means every 12th Processing Date starting with the Processing Date next after the Policy Date.

The term "Business Day" means any day that we are open for business and the New York Stock Exchange is open for trading. The net asset value of the underlying shares of a Subaccount will be determined at the end of each Business Day. We will deem each Business Day to end at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

The term "Cash Surrender Value" equals the Policy Value less the Surrender
Charge.

The term "date" means a calendar day ending at midnight local time at our Service Office.

The term "Fixed Account" is that part of the Policy Value which reflects the value you have in our general account.

The term "Fund" means each division, with a specific investment objective, of a Series Fund.

The term "in force" means that the policy has not terminated in accordance with Sections 9, 10, or 11, or surrendered in accordance with Section 19.

The term "Investment Account" means that part of the Policy Value which reflects the value you have in one of our Subaccounts.

The term "Issue Date" is the date shown in the Policy Specifications of this policy from which the Suicide and Incontestability provisions are applied. Issue Date is also used to determine the Allocation Date shown in Section 1.

The term "Loan Account" is that part of the Policy Value which reflects amounts transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

The term "Minimum Initial Premium" means the minimum premium needed to put the policy in force and is shown in Section 1.

The term "Net Cash Surrender Value" equals the Cash Surrender Value less the Policy Debt.

The term "Net Premium" is the gross premium paid less any Premium Charge. It is the amount of premium allocated to the Fixed Account and or to the Investment Accounts.

The term "Planned Premium" means the premium that is selected in the application for the policy, which is intended to be paid on a regular modal basis. It is shown in Section 1.

The term "Policy Date" is the date from which charges for the first Monthly Deductions are calculated. The Policy Date is shown in Section 1. Policy Years, Policy Months, and Policy Anniversaries are determined from the Policy Date.

The term "Policy Debt" as of any date equals (a) plus (b) plus (c), minus (d), where:

   (a)    is the total amount of loans borrowed as of such date;

   (b) is the total amount of any unpaid loan interest charges borrowed against the policy on a Policy Anniversary;

   (c) is any interest charges accrued from the last Policy Anniversary to the current date; and

   (d)    is the total amount of loan repayments as of such date.

The term "Policy Value" is the sum of the values in the Loan Account, the Investment Accounts, and the Fixed Account.

 5                                                                    MV0506A

The term "Policy Year" means (a) or (b) below, whichever is applicable.

   (a) The first Policy Year is the period beginning on the Policy Date and ending on the Business Day immediately preceding the first Annual Processing Date.

   (b) Each subsequent Policy Year is the period beginning on an Annual Processing Date and ending on the Business Day immediately preceding the next Annual Processing Date.

The term "Processing Date" means the first day of a Policy Month. A Policy Month shall begin on the day in each calendar month that corresponds to the day of the calendar month on which the Policy Date occurred. If the Policy Date is the 29th, 30th, or 31st day of a calendar month, then for any calendar month that has fewer days, the first day of the Policy Month will be the last day of such calendar month. The Policy Date is not a Processing Date.

The term "Separate Account" means Separate Account A of the John Hancock Life Insurance Company (U.S.A.).

The term "Series Fund" means a series type mutual fund registered under the Investment Company Act of 1940 as an open-end diversified management investment company.

The term "Service Office" is the office that we designate to service this policy as shown on the back cover of your policy.

The term "Subaccount" refers to one of the subaccounts of the Separate Account.

The term "Surrender Charge Period" is the period beginning on the Policy Date during which we will assess surrender charges. Surrender charges will apply during this period if you surrender the policy, request a decrease in the Base Face Amount, make a withdrawal that reduces the Base Face Amount, or if the policy terminates due to default. The Surrender Charge Period is shown in
Section 1.

The terms "we", "us", and "our" refer only to the Company.

The term "written request" is your request to us which must be in a form satisfactory to us, signed and dated by you, and filed at our Service Office or, if permitted by our administrative practices, an electronic mail message ("e-mail") received by us at the internet address specified by us for receipt of such messages.

The terms "you" and "your" refer only to the Owner of this policy.

4. QUALIFICATION AS LIFE INSURANCE

It is the intent that this policy be considered as life insurance for federal income tax purposes, notwithstanding any other provisions of the policy to the contrary, in order to comply with Section 7702 of the Internal Revenue Code of 1986, or any other equivalent section of the Code. We reserve the right to make any reasonable adjustments to the terms or conditions of this policy if it becomes necessary to allow it to qualify as life insurance. This provision should not be construed to guarantee that this policy will receive tax treatment as life insurance or that the tax treatment of life insurance will never be changed by the future actions of any tax authority. In order for this policy to qualify as life insurance, one of the following tests will apply to the policy. The test you elected is shown in Section 1. Your election cannot be changed after issue.

Guideline Premium Test

Under this test, if at any time the premiums received under the policy exceed the amount allowable for such tax qualification, such excess amount shall be removed from the policy together with interest and/or investment experience thereon from the date of its payment, and any appropriate adjustment in the Death Benefit shall be made as of such date. This excess amount shall be refunded to you no later than 60 days after the end of the applicable Policy Year. If this excess amount is not refunded by then, the Total Face Amount under the policy shall be increased retroactively so that at no time is the Death Benefit ever less than the amount necessary to ensure or maintain such tax qualification. In no event, however, will we refuse to accept any premium necessary to prevent the policy from terminating but only if such premium payment would result in a zero Policy Value at the end of the Policy Year. In addition, the Minimum Death Benefit, as described in Section 6, must be maintained.

Cash Value Accumulation Test

Under this test, the Minimum Death Benefit, as described in Section 6, must be maintained. We reserve the right to modify the Minimum Death Benefit Factors shown in Section 2, retroactively if necessary, to ensure or maintain qualification of this policy as a life insurance contract for federal income tax purposes, notwithstanding any other provisions of this policy to the contrary.

Effect on Life Insurance Qualification Tests

A change in Death Benefit Option or Total Face Amount, or certain other policy changes, will often change the policy's limits under the life Insurance qualification test that you elected.

We reserve the right to refuse or limit any request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes.

5. TOTAL FACE AMOUNT

The Total Face Amount is made up of two components: (i) the Base Face Amount, and (ii) any Supplemental Face Amount. Minimum Base Face Amount and the minimum Total Face Amount limits are shown in Section 1. Scheduled increases in any Supplemental Face Amount are elected on the application and if approved, their amounts, when they are to become effective and the Maximum Increasing Supplemental Face Amount will be shown in Section 1. If you later request that an approved scheduled increase should not become effective or request a decrease in your Supplemental Face Amount coverage, we will abide by your request but we reserve the right to not put into effect all approved scheduled increases for subsequent policy years. After the first Policy Year, while the Life Insured is alive and the policy is in force, unscheduled changes to the Supplemental Face Amount may be requested in writing. We reserve the right to limit the number of such unscheduled changes to one per Policy Year. We also reserve the right to limit the maximum and minimum amounts of unscheduled changes. All requested changes will be subject to our approval. You may not increase your Base Face Amount of insurance under this policy except where such an increase may result from a change in Death Benefit Option from Option 2 to 1 as described in Section 6.

Increase in Supplemental Face Amount

As a condition of our approval of any unscheduled increase in Supplemental Face Amount, we may require evidence of insurability satisfactory to us. A minimum premium payment may also be required. When a requested change becomes effective, and if required by our then current rules, a change in future Planned Premiums will automatically be affected to comply with those rules. Any change will be effective on the next Annual Processing Date after our approval. If an increase in Supplemental Face Amount is elected and approved after the Policy Date, any remaining No Lapse Guarantee Period for the Base Face Amount will be reduced to zero.

Reduction of Total Face Amount

You may request a reduction in Total Face Amount while this policy is in force. The Minimum Total Face Amount Decrease is shown in Section 1. Any reduction in the Total Face Amount generally will be implemented by first reducing any Supplemental Face Amount, although we reserve the right to allow a reduction in Base Face Amount first. If there is a reduction in Base Face Amount, a charge may be deducted from the Policy Value. This charge will be equal to a proportionate part of the Surrender Charge that would have applied if the policy had been surrendered on the date the reduction in Base Face Amount takes effect. The proportion will be equal to the amount of the reduction in Base Face Amount divided by the amount of Base Face Amount in effect immediately before the reduction. This charge will also apply if a withdrawal, as described in Section 19, results in a reduction in Base Face Amount. Without our prior approval, the Base Face Amount cannot be reduced below the minimum as shown in
Section 1. Any reduction in Supplemental Face Amount or Base Face Amount will be effective on the next Processing Date after our approval.

6. INSURANCE BENEFIT

If the Life Insured dies while the policy is in force, we will pay the Insurance Benefit upon receipt of due proof of death of the Life Insured, subject to any applicable provisions of the policy. If the Life Insured dies on or after the date we receive a request from you to surrender the policy, no Insurance Benefit will be paid. We will pay the amount payable under the Surrenders and Withdrawals provision instead.

 7                                                                    MV0706A

Insurance Benefit

The Insurance Benefit payable is:

   (a)    the Death Benefit as described below; plus

   (b) any amounts payable under any Supplementary Benefit riders as a result of the Life Insured's death that form part of the policy; less

   (c)    any outstanding Policy Debt at the date of death.

If the Life Insured dies during a grace period, the Policy Value used in the calculation of the Death Benefit will be the Policy Value as of the date of death of the Life Insured, and the Insurance Benefit will be reduced by any outstanding Monthly Deductions due.

Death Benefit

The Death Benefit will depend on whether Option 1 or Option 2 is in effect on the date of the Life Insured's death.

Death Benefit Options

Under Option 1, the Death Benefit is equal to the Total Face Amount at the date of death of the Life Insured. Under Option 2, the Death Benefit is equal to the Total Face Amount at the date of death of the Life Insured plus the Policy Value at the date of death of the Life Insured.

The Death Benefit after the Life Insured's Age 121 will be as described in
Section 13.

If any withdrawals are made, the Death Benefit, whether Option 1 or Option 2 is in effect, will be less than it would have been if no withdrawals were made. Withdrawals reduce the Death Benefit by reducing:

   (a)    the Total Face Amount if Option 1 is in effect, as specified in
          Section 19; or

   (b)    the Policy Value if Option 2 is in effect.

Change of Death Benefit Options

You may request in writing to change your Death Benefit Option from Option 2 to Option 1 at any time after the first Policy Year, while the policy is in force. The change will be effective on the next Processing Date following the date we approve the request, and the Total Face Amount after the change will be equal to the Total Face Amount immediately before the change plus the Policy Value as of the effective date of the change.

Minimum Death Benefit

The sum of the Death Benefit as described above and the Benefit payable under any Supplementary Benefit riders will never be less than the Minimum Death Benefit. The Minimum Death Benefit is equal to the Policy Value on the date of death multiplied by the Minimum Death Benefit Factor for the Age of the Life Insured. The Minimum Death Benefit Factors are shown in Section 2. To the extent that the Net Amount at Risk associated with the Minimum Death Benefit that results from this calculation exceeds our guidelines and limitations that may be in effect, we reserve the right to:

   (a) distribute to you a portion of the Policy Value such that the Net Amount at Risk associated with the resulting Minimum Death Benefit does not exceed our guidelines and limitations in effect; or

   (b) if we should decide to accept the additional death benefit, require evidence of insurability satisfactory to us.

7. INTEREST ON PROCEEDS

We will pay the Insurance Benefit in one lump sum including interest as stipulated by the state. If the state does not specify the interest rate, we will use the rate for insurance benefits left on deposit with us.

8. PREMIUMS

The Minimum Initial Premium is shown in Section 1. No insurance will take effect under this policy until our underwriters approve issuance of this policy and the conditions specified in the application form have been satisfied, including receipt of at least the Minimum Initial Premium at our Service Office.

Subsequent premiums can be paid at any time at our Service Office, and in any amount subject to the limits described below. On request, we will give you a receipt signed by one of our officers.

If coverage under the policy takes effect in accordance with the provisions of the application, we will process any premium payment as of the end of the Business Day the payment is received at our Service Office, subject to the limitations of the life insurance qualification test elected by you and to our maximum limits then in effect, unless one of the following exceptions applies.

   (i) We will process a payment received prior to the Policy Date as if received on the Policy Date.

   (ii) We will process the portion of any premium payment for which we require evidence of the Life Insured's continued insurability on the first Business Day after we have received such evidence and found it satisfactory to us.

   (iii) If our receipt of any premium payment (or portion thereof) would cause the policy not to qualify as a "life insurance contract" under the federal income tax laws, we will not process such payment or portion. However, in the case of certain other tax situations, we will process the payment (or portion thereof) on the first Business Day after we have received satisfactory written instructions from you.

You may pay premiums until the Life Insured reaches Age 121, at which time Monthly Deductions cease and no further premiums may then be paid as described in Section 13.

Subject to our maximum limits then in effect, you may pay premiums in excess of the Planned Premium while the policy is in force.

If any premium payment would result in the Minimum Death Benefit exceeding the Total Face Amount, we reserve the right to either refund the premium or to require evidence of insurability satisfactory to us for any increase in the Minimum Death Benefit.

Continuation of Insurance Upon Discontinuance of Premium Payments

If you discontinue paying premiums, we will continue taking the Monthly Deductions from the Policy Value. Your insurance coverage will continue subject to the No-Lapse Guarantee, Grace Period, and Policy Termination provisions in Sections 9, 10 and 11.

9. NO-LAPSE GUARANTEE

Your policy includes a No-Lapse Guarantee. The guarantee periods applicable to the Base Face Amount and to any Supplemental Face Amount are shown in the Table of Values in Section 1. During your No-Lapse Guarantee Period, if the Net Cash Surrender Value falls to zero or below, your policy will not go into default provided it satisfies the cumulative premium test.

Cumulative Premium Test

The test will be performed on any Processing Date that your policy would otherwise be in default in the absence of the No-Lapse Guarantee. Your policy will satisfy the test if the sum of the premiums received, less any Policy Debt, and less any withdrawals taken on or before the date of the test, is equal to or greater than the sum of the monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test. The No-Lapse Guarantee Premium is shown as an annualized amount in the Table of Values in Section 1.

The No-Lapse Guarantee Premium may change if any of the following changes occur under your policy:

   (a)    you add, terminate or change a Supplementary Benefit rider;

   (b)    you change the Death Benefit Option under your policy;

   (c) there is a change in the Base Face Amount or the Supplemental Face Amount; or

   (d) there is a change in the Life Insured's Risk Classification or if applicable, Additional Rating.

We will inform you of any change to the No-Lapse Guarantee Premium resulting from any such change. The revised No-Lapse Guarantee Premium will be effective from the date of the change. For the purpose of performing the Cumulative Premium Test, we will use the No-Lapse Guarantee Premium in effect as of the Policy Date up to the date of the change, including any revised premium in effect as of the date of a prior change.

 9                                                                    MV0906A

10. GRACE PERIOD

Default

Subject to the No-Lapse Guarantee feature of the policy, the policy and any Supplementary Benefit riders will go into default if, at the beginning of any Policy Month, the Net Cash Surrender Value is less than or equal to zero after we take the Monthly Deduction that is due for that month.

Grace Period Duration

We will allow 61 days from the date the policy goes into default for you to pay the amount that is required to bring the policy out of default. At least 30 days prior to termination of coverage, we will send notice to your last known address, specifying the amount you must pay to bring the policy out of default. If we have notice of a policy assignment on file at our Service Office, we will also mail a copy of the notice of the amount due to the assignee on record.

Default Payment

The amount required to bring the policy out of default, referred to as the Default Payment, is equal to (a) plus (b) plus (c) where:

   (a) is the amount necessary to bring the Net Cash Surrender Value to zero if it is less than zero, at the date of default;

   (b) is an amount equal to 3 times the Monthly Deduction due on the date of default;

   (c)    is the applicable Premium Charge.

When payment is received, any expense charges which are past due and unpaid will be immediately deducted from the Net Policy Value. If the Default Payment has not been paid by the end of the grace period, the policy will terminate. Upon termination of the policy, the remaining Net Cash Surrender Value, if any, will be paid to the Owner. If the Life Insured dies during the grace period, then we will deduct from the Death Benefit proceeds all Monthly Deductions due and unpaid as of the date of the Life Insured's death. No Insurance Benefit under the policy or any Supplementary Benefit riders will be in effect after the policy terminates.

No-Lapse Guarantee

If the policy is in the No-Lapse Guarantee Period, and the Cumulative Premium Test has been met, then one of the following will apply.

   (a) During the first 2 Policy Years, the Base Face Amount, any Supplemental Face Amount, and any Supplementary Benefit riders will remain in effect.

   (b)    For the remainder of the No-Lapse Guarantee Period, if any (see
          Section 1 for the duration of the No-Lapse Guarantee Period), the Base Face Amount will remain in effect, but any Supplemental Face Amount and any Supplementary Benefit riders (unless otherwise stated therein) will be subject to termination. The amount required to maintain any Supplemental Face Amount and any applicable Supplementary Benefit riders is equal to the Default Payment specified above. If a payment at least equal to the Default Payment is not received by the end of the grace period, then any Supplemental Face Amount, and any Supplementary Benefit riders (unless otherwise stated therein), will cease to be in effect and will be terminated from the policy.

Failure to Meet Cumulative Premium Test

If the policy is in the No-Lapse Guarantee Period, and the Cumulative Premium Test has not been met, then the Base Face Amount, any Supplemental Face Amount, and any Supplementary Benefit riders may go into default, as described above. The Grace Period Duration and Default Payment provisions described above will apply. In lieu of the Default Payment, however, you may pay the shortfall needed to meet the Cumulative Premium Test, in which case one of the following will apply.

   (a) During the first 2 Policy Years, the Base Face Amount, any Supplemental Face Amount, and any Supplementary Benefit riders will remain in effect;

   (b) For the remainder of the No-Lapse Guarantee Period, if any, the Base Face Amount will remain in effect, but any Supplemental Face Amount and any Supplementary Benefit riders (unless otherwise stated therein) will terminate as of the end of the grace period.

The shortfall will be equal to the amount necessary to satisfy the Cumulative Premium Test as of the date of default, plus the No-Lapse Guarantee Premium for the next three Policy Months.

11. POLICY TERMINATION

This policy terminates on the earliest of the following events:

   (a) the end of the grace period for which we have not received the amount necessary to bring the policy out of default;

   (b)    surrender of the policy for its Net Cash Surrender Value; or

   (c)    the death of the Life Insured.

12. REINSTATEMENT

If the policy terminates at the end of a grace period in which you did not make a required payment, the policy may be reinstated within 3 years from the date of default. The policy cannot be reinstated if it has been surrendered for its Net Cash Surrender Value.

The requirements for reinstatement are as follows:

   (1)    we must receive written request for reinstatement;

   (2) we must receive evidence of insurability satisfactory to us for the Life Insured, and for any insureds covered under any Supplementary Benefit rider that you wish to reinstate;

   (3) we must receive a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force to the next scheduled date for payment of the Planned Premium.

Requirements (2) and (3) must be satisfied within 60 days after the date we receive written request for reinstatement.

If we approve your request,

   (a) the reinstatement date will be the date we receive the required payment at our Service Office;

   (b) any Surrender Charge will be reinstated to the amount it was at the date of default;

   (c) the remaining Surrender Charge Period, if any, will be the same as on the date of default;

   (d) the Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the policy terminated.

13. COVERAGE AT AND AFTER AGE 121

Coverage under this policy at and after the Life Insured's Age 121 is subject to the stipulations stated below.

Death Benefit

Any Supplemental Face Amount will be terminated, thereby reducing the Death Benefit by such amount. Apart from this change, the Death Benefit will be determined in the same respect as specified in Section 6.

Premiums and Monthly Deductions

We will not accept any further premium payments. We will cease to take Monthly Deductions for charges listed in Section 1.

Credited Interest

We will continue to credit interest monthly to the Fixed Account portion of the Policy Value.

Policy Debt and Default

Loan interest will continue to be charged if there is an outstanding loan when Monthly Deductions and premium payments cease at the Life Insured's Age 121 The policy will go into default at any time the Policy Debt exceeds the Policy Value, and Section 10, Grace Period, and Section 18, Loans, will apply.

Withdrawals

Withdrawals will be allowed at and after the Life Insured's Age 121.

Loans

Loans will be allowed at and after the Life Insured's Age 121.

 11                                                                   MV1106A

14. POLICY VALUE

Net Premiums Added

When we receive your premium payments at our Service Office, we deduct a Premium Charge which will not exceed the amount shown in Section 1 and add the balance remaining (the Net Premium) to your Policy Value. We will do this before we take any deductions due on that Business Day.

For any premiums received prior to the Issue Date, we will credit interest at the rate of return then being earned on allocations to the current money market Investment Account, but will not deduct a Premium Charge. The Premium Charge will be deducted on the Issue Date, and the balance remaining will be your Policy Value from which deductions will be taken and to which any subsequent Net Premiums will be added.

Investment allocation of the initial premium payment and any subsequent premium payments will be in accordance with the Allocations provision of Section 17.

While a loan exists, we will treat the amounts you pay as premiums unless you request in writing that they be treated as loan repayments. If you instruct us to do so, we will first deduct from such payments the amount of accrued interest on loans and then deduct the amount specified as a loan repayment before applying any balance remaining as a premium payment.

Monthly Deductions

A deduction is due and will be taken from your Policy Value as of the Policy Date and as of each applicable Processing Date. Monthly Deductions are calculated from the Policy Date. If, at your request, we set the Policy Date to a date which precedes the date on which we receive the initial premium, Monthly Deductions due for the period prior to receipt of the initial premium will be taken on the later of the date we receive the initial premium and the date our underwriters approve issuance of this policy.

Unless we agree otherwise, or you do not have sufficient funds in an account, we will take Monthly Deductions from the Investment Accounts and the Fixed Account in the same proportion that the Policy Value in each of these accounts bears to the Net Policy Value immediately prior to the deduction.

Monthly Deductions are due until the Policy Anniversary on which the Life Insured reaches Age 121 at which time we will cease to take any further Monthly Deductions as described in Section 13.

The Monthly Deduction for any Policy Month that will be deducted from your Policy Value consists of charges (a) through (g) listed below, where:

   (a)    is the Asset-Based Risk Charge;

   (b)    is the Face Amount Charge, if any;

   (c)    is the Administrative Charge;

   (d) is the sum of the charges for riders which are part of the policy, if any, provided such charges are deducted from the Policy Value and are not based on the Net Amount at Risk and are not a function of other components of the Monthly Deduction;

   (e)    is the sum of all charges for Additional Ratings, if applicable;

   (f)    is the Cost of Insurance Charge, as described below; and

   (g) is the sum of the charges for riders which are part of the policy, if any, provided such charges are deducted from the Policy Value and are based on the Net Amount at Risk, or are a function of other components of the Monthly Deduction.

Cost of Insurance Charge

The rates for the Cost of Insurance Charge, as of the Policy Date and subsequently for each increase in Total Face Amount, are based on the Life Insured's sex, if applicable, Age, Risk Classification, Net Amount at Risk, and duration that the coverage has been in force.

The Cost of Insurance Charge for a specific Policy Month is the charge for the Net Amount at Risk, including any Additional Ratings and any Supplementary Benefit riders which are part of the policy. The charge for the Net Amount at Risk is an amount equal to the per dollar cost of insurance rate for that month multiplied by the Net Amount at Risk, and will be based on our expectations of future mortality, persistency, investment earnings, expense experience, capital and reserve requirements, and tax assumptions. The Maximum Monthly Rates at any age are shown in Section 2 as a rate per $1,000 of Net Amount at Risk. To get the maximum rate per dollar, the rate shown must be divided by 1,000. Each Cost of Insurance Charge is deducted in advance of the applicable insurance coverage for which we are at risk.

The Cost of Insurance calculation will reflect any adjustment for the Minimum Death Benefit.

We review our Cost of Insurance rates from time to time, and may re-determine Cost of Insurance rates at that time on a basis that does not discriminate unfairly within any class of lives insured.

Net Amount at Risk

The Net Amount at Risk is the amount determined by subtracting (a) from the greater of (b) or (c) where:

   (a) is the Policy Value at the end of the immediately preceding Business Day less all charges due on the Policy Date or Processing Date;

   (b) (i) is the Total Face Amount divided by the Death Benefit Discount Factor shown in Section 1 for Death Benefit Option 1; or (ii) is the Total Face Amount divided by the Death Benefit Discount Factor shown in Section 1 plus the Policy Value for Death Benefit Option 2; and

   (c) is the amount defined in (a) multiplied by the applicable Minimum Death Benefit Factor for the Life Insured's Age as shown in Section 2.

Other Deductions

We will deduct a Surrender Charge, as detailed in Section 19, if during the Surrender Charge Period:

   (a)    you surrender this policy for its Net Cash Surrender Value;

   (b)    the Base Face Amount decreases;

   (c) you do not pay an amount due at the end of the grace period as described in Section 10, and your policy terminates.

15. LOAN ACCOUNT, FIXED ACCOUNT, INVESTMENT ACCOUNTS

The Policy Value at any time is equal to the sum of the values you have in the Loan Account, the Fixed Account, and the Investment Accounts.

Loan Account Value

The amount you have in the Loan Account at any time equals:

   (a)    amounts transferred to it for loans and borrowed loan interest; plus

   (b)    interest credited to it; less

   (c)    amounts transferred from it for loan repayment.

For details regarding the Loan Account, see Section 18.

Fixed Account Value

The amount you have in the Fixed Account at any time equals:

   (a)    Net Premiums allocated to it; plus

   (b)    amounts transferred to it; plus

   (c)    interest credited to it; less

   (d)    amounts deducted from it; less

   (e)    amounts transferred from it; less

   (f)    amounts withdrawn from it.

We will determine the rate or rates of interest to be credited to the Fixed Account. Any additional interest will be credited no less frequently than annually. Additional interest is nonforfeitable after crediting. The rate or rates of interest will be determined prospectively and will be based on our expectations for the Fixed Account's future investment earnings, persistency, mortality, expense and reinsurance costs and future tax, reserve, and capital requirements, but in no event will the minimum credited interest be less than the Fixed Account Annual Rate shown in Section 1. The rate or rates of interest will be determined on a uniform basis for life insureds with the same timing and amount of premium, same amount of Policy Debt, and whose policies have been in force for the same length of time. For all transactions, interest is calculated from the date of the transaction.

 13                                                                   MV1306A

15. LOAN ACCOUNT, FIXED ACCOUNT, INVESTMENT ACCOUNTS (continued

Investment Account Value

The amount you have in an Investment Account at any time equals the number of units in that Investment Account multiplied by the unit value of the corresponding Subaccount at that time.

The number of units in an Investment Account at any time equals (a) minus (b), where:

   (a)    is the number of units credited to the Investment Account because of:

          (1)    Net Premiums allocated to it; and

          (2)    amounts transferred to it; and

   (b) is the number of units canceled from the Investment Account because of:

          (1)    amounts deducted from it;

          (2)    amounts transferred from it; and

          (3)    amounts withdrawn from it.

The number of units credited or canceled for a given transaction is equal to the dollar amount of the transaction, divided by the unit value on the Business Day of the transaction. See the Unit Value Calculation provision in Section 16 for details on how unit values are determined.

16. SEPARATE ACCOUNT AND SUBACCOUNTS

The Separate Account is authorized to invest in the shares of the John Hancock Trust and of other management investment companies. Each Subaccount of the Separate Account purchases shares of corresponding funds of a Series Fund of the John Hancock Trust or of other management investment companies.

The assets of the Separate Account are the property of the Company. They are used to support the Policy Values of variable life insurance policies. Income, gains, and losses of the Separate Account are credited to, or charged against, the Separate Account without regard to other income, gains and losses. The part of the assets that is equal to the Investment Account values in respect of all variable life insurance policies will not be charged with liabilities from any other business we conduct. We can transfer to our general account Separate Account assets in excess of the liabilities of the Separate Account arising under the variable life insurance policies supported by the Separate Account.

Right to Make Changes

We reserve the right to make certain changes if, in our judgment, they would best serve the interests of the owners of policies such as this or would be appropriate in carrying out the purposes of such policies. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

Examples of the changes we may make include the following:

   (a) To operate a Separate Account in any form permitted under the Investment Company Act of 1940, or in any other form permitted by law.

   (b) To take any action necessary to comply with or obtain and continue any exemptions from the Investment Company Act of 1940.

   (c) To create new separate accounts, or to combine any two or more separate accounts including the Separate Account, or to de-register the Separate Account under the Investment Company Act of 1940, or to transfer assets between the Separate Account and other separate accounts.

   (d) To transfer any assets in a Subaccount to another Subaccount, or to add, combine or remove Subaccounts.

   (e) To substitute, for the investment company shares held in any Subaccount, another class of shares of the investment company or the shares of another investment company or any other investment permitted by law.

   (f) To make any other necessary technical changes in this policy in order to conform with any action this provision permits us to take.

The investment policy of a Subaccount within the Separate Account shall not be materially changed unless a statement of the change is first filed with any jurisdiction requiring such a filing. In the event of such a change in investment policy, and while this policy is in force, you may elect a transfer to the Fixed Account as described in Section 17.

Unit Value Calculation

We will determine the unit values for each Subaccount as of the end of each Business Day.

The unit value for each Subaccount was established at $10 for the first Business Day that an amount was allocated, or transferred to the particular Subaccount. For any subsequent Business Day, the unit value for that Subaccount is obtained by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the particular Subaccount on such subsequent Business Day.

Net Investment Factor

The net investment factor for a Subaccount on any Business Day is equal to
(a) divided by (b) where:

   (a) is the net asset value of the underlying Fund shares held by that Subaccount as of the end of such Business Day before any policy transactions are made on that day; and

   (b) is the net asset value of the underlying Fund shares held by that Subaccount as of the end of the immediately preceding Business Day after all policy transactions were made for that day.

We reserve the right to adjust the above formula for any taxes determined by us to be attributable to the operations of the Subaccount.

17. ALLOCATIONS AND TRANSFERS

Allocations

We process Net Premiums as described in Section 14. Any Net Premium credited to the Policy Value prior to the Allocation Date, as shown in Section 1, will automatically be invested in the current money market Investment Account. On the Allocation Date (or on the date such Net Premium is received, if later), we will reallocate the amount in the current money market Investment Account attributable to any such Net Premium in accordance with the allocation instructions then in effect. We will allocate all other Net Premiums and credits to the Fixed Account and to any Investment Accounts in accordance with the allocation instructions then in effect. Initial allocation instructions are elected in your application for this policy. With regard to the first and subsequent Net Premiums, we reserve the right to limit the dollar amount that may be allocated to any Investment Account or Fixed Account.

You may elect to change your allocation instructions at any time. A change can be elected by written request or by any telephone or internet notification if a currently valid written authorization to make changes in this manner is on file with us. A change will be effective as of the end of the Business Day on which we receive notice satisfactory to us. Instructions to us must express allocation percentages as greater than or equal to zero and less than or equal to 100%, and the sum of the allocation percentages must equal 100%. Allocation percentages must be whole numbers.

The date for allocation percentage changes will be as of the end of the Business Day on which we are contacted, as described above, to make the changes. We reserve the right to impose a limit on the number and frequency of such changes and to set minimum and maximum percentages that may be allocated to any Investment Account and the Fixed Account.

Transfers

In the same way as described above in the Allocations provision, instructions may be given to us at any time while the policy is in force to transfer portions of your Policy Value among the Investment Accounts and the Fixed Account. Transfers are subject to the restrictions described below.

 15                                                                   MV1506A

General Restrictions on Transfers

You can make up to 2 transfers per calendar month. You can transfer 100% of the Policy Value to the current money market Investment Account after this limit has been reached. If such transfer to the current money market Investment Account is made, no subsequent transfers from the current money market Investment Account to another Investment Account may be made within 30 days.

There is no charge for the first 12 transfers in any Policy Year. If you make more than 12 transfers in any Policy Year, a transfer fee not to exceed the Maximum Transfer Fee shown in Section 1 will apply to each subsequent transfer in the Policy Year. We will consider all transfer requests made on the same day as one transfer. Transfers made pursuant to the Asset Allocation Balancer or Dollar Cost Averaging options described below are not subject to the foregoing general restrictions. Without our approval, the maximum amount that may be transferred to or from an Investment Account in any Policy Year may not exceed the Investment Account Maximum Transfer Amount shown in Section 1.

We and the John Hancock Trust reserve the right to impose additional restrictions to restrict short-term trading. Additional restrictions that may be imposed regarding transfers include, but are not limited to restricting:

   (a)    the number of transfers made during a defined period;

   (b)    the dollar amount of transfers;

   (c)    the method used to submit transfers; and

   (d)    transfers into and out of certain Investment Accounts.

We or the John Hancock Trust may terminate transfer privileges at any time.

Restrictions on Transfers to the Fixed Account

You may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring any transfer charges, regardless of the number of transfers previously made, provided such transfers occur:

   (a)    within 18 months after the Issue Date, as shown in Section 1; or

   (b) within the later of (i) or (ii) where (i) is 60 days from the effective date of a material change in the investment objectives of the Subaccount, from which the Policy Value will be transferred, and
          (ii) is 60 days from the notification date of such change.

Restrictions on Transfers out of the Fixed Account

The maximum amount that you can transfer out of the Fixed Account in any one Policy Year is limited to the greater of:

   (a) the Fixed Account Maximum Transfer Percentage shown in Section 1 multiplied by the value in the Fixed Account at the previous Annual Processing Date; and

   (b)    the Fixed Account Maximum Transfer Amount shown in Section 1.

Any transfer out of the Fixed Account may not involve a transfer to the current money market Investment Account.

Asset Allocation Balancer Transfers

If you elect this option, we will automatically transfer amounts among your specified Investment Accounts in order to maintain your designated percentage in each account. We will effect the transfers 6 months after the Policy Date and each 6 month interval thereafter. When you change your premium allocation instructions, your Asset Allocation Balancer will change so the two are identical. This change will automatically occur unless you instruct us otherwise, or a Dollar Cost Averaging request is in effect. We reserve the right to cease to offer this option as of 90 days after we send you written notice.

Dollar Cost Averaging Transfers

If you elect this option, we will automatically transfer amounts each month from one Investment Account to one or more of the other Investment Accounts or the Fixed Account. You must select the amount to be transferred and the accounts. If the value in the Investment Account from which the transfer is being made is insufficient to cover the transfer amount, we will not effect the transfer and we will notify you. We reserve the right to cease to offer this option as of 90 days after we send you written notice.

18. LOANS

At any time while this policy is in force and sufficient loan value is available, you can get a loan by written request. Each loan must be for at least the Minimum Loan Amount shown in Section 1. We may require a loan agreement from you as the policy is the only security for the loan. We may defer loans as provided by law or as provided in Section 26. Loans, except those used to pay premiums on policies with us, may not be made if the policy is in the Grace Period as described in Section 10.

Available Loan Value

The available loan value on any date will be an amount equal to (i) the Net Cash Surrender Value, less (ii) the Monthly Deductions then being deducted from the Policy Value multiplied by the number of months remaining in the Policy Year, less (iii) an amount determined as follows:

   (a)    Deduct (ii) above from (i) above.

   (b) Multiply the result by the difference between the effective annual rate then being charged on loans and the effective annual rate then being credited on the Loan Account.

In no event, however, will the available loan value be less than 90% of the Net Cash Surrender Value. Values will be determined, subject to Section 26, as of the end of the Business Day on which the loan application is received at our Service Office.

Loan Account

When you take out a loan, or when loan charges are borrowed, we will transfer amounts from the Fixed Account and the Investment Accounts, as applicable, into the Loan Account. Amounts we transfer into the Loan Account cover the loan principal. A Loan Subaccount exists for each Investment Account and for the Fixed Account. Amounts transferred to the Loan Account are allocated to the appropriate Loan Subaccount to reflect the account from which the transfer was made. We will allocate the amounts to be transferred in the same proportion that your value in the Subaccounts bears to the new Policy Value, unless you request otherwise, and our then current rules allow you to designate different proportions. When an amount to be transferred is allocated to an Investment Account, we will redeem units of that Investment Account sufficient in value to cover the allocated amount. These transfers do not count as a transfer for the purposes of the Transfer provisions described in Section 17.

Interest is credited to the Loan Account and interest is also charged on the Policy Debt, as described in the Loan Interest Charged and the Loan Interest Credited provisions.

Loan Interest Charged

Interest will accrue daily on loans. Loan interest will be payable on each Annual Processing Date and on the date the loan is settled. Interest may be paid in advance at the equivalent effective rate. In the event that you do not pay the loan interest charged in any Policy Year, it will be borrowed against the policy and added to the Policy Debt in arrears at the Policy Anniversary. We will allocate the amount borrowed for interest payment in the same proportion that your value in the Fixed Account and the Investment Accounts bears to the Net Policy Value as of the Policy Anniversary.

 17                                                                   MV1706A

The effective loan interest charged rate will not exceed the Maximum Loan Interest Charged Annual Rate shown in Section 1. We will increase the Loan Interest Charged Annual Rate at any time it is determined that the rate being charged would cause a loan to be taxable under any applicable ruling, regulation, or court decision. In such case, we will increase the Loan Interest Charged Annual Rate to an amount that would result in the transaction being treated as a loan under federal tax law.

Loan interest will continue to be charged, as described in Section 13, when Monthly Deductions and premium payments cease at the Life Insured's Age 121.

Loan Interest Credited

Loan interest will accrue daily to amounts in the Loan Account. The effective loan interest rate credited is the difference between the effective loan interest rate charged and the Loan Interest Credited Differential. The difference, in terms of dollars, is the cost of keeping a loan. The differential will not exceed the Maximum Loan Interest Credited Differential shown in Section 1.

Loan Repayment

You may repay the Policy Debt in whole or in part at any time prior to the death of the Life Insured and while the policy is in force. When you make a loan payment or repay a loan, we credit the amount remaining after deduction of the loan interest charges, specified above, to the Loan Account, and make a transfer to the Fixed Account and the Investment Accounts, as applicable.

Upon loan repayment, the same proportionate amount of the entire loan as was borrowed from the Fixed Account will be repaid to the Fixed Account. The remainder of the loan repayment will be allocated to the appropriate Investment Accounts in accordance with the allocation instructions then in effect (unless our then current rules allow you to designate a different allocation with your repayment and you in fact do so).

Subject to any rider, endorsement, or other provisions, while a loan exists, we will treat any amounts you pay as premiums, unless you request in writing that they be treated as loan repayments. However, when a portion of the Loan Account is allocated to the Fixed Account, we reserve the right, where permitted by state law, to require that premium payments be applied as loan repayments.

19. SURRENDERS AND WITHDRAWALS

Surrender of the Policy

You may surrender this policy upon written request for its Net Cash Surrender Value at any date prior to the death of the Life Insured. We will determine the Net Cash Surrender Value as of the end of the Business Day on which we have received at our Service Office your written request for full surrender of the policy (the "Surrender Date"). We will process the request and pay the Net Cash Surrender Value only if we have not received due proof that the Life Insured died prior to the Surrender Date. After we receive your written request to surrender the policy, no insurance will be in force. If you surrender the policy during the Surrender Charge Period, we will deduct a Surrender Charge from your Policy Value in calculating the Net Cash Surrender Value. The Surrender Charge and Surrender Charge Period are shown in Section 1.

Withdrawals

Once per Policy Month after the first Policy Anniversary, you may request a withdrawal of part of the Net Cash Surrender Value if available. For each withdrawal we reserve the right to deduct a Withdrawal Fee as shown in
Section 1. Withdrawals are subject to the following conditions:

   (a) without our approval, each withdrawal must be for at least the Minimum Withdrawal Amount shown in Section 1;

   (b) after the withdrawal, the remaining Net Cash Surrender Value must be at least equal to 3 times the Monthly Deductions at the time of the withdrawal;

   (c) we will process the withdrawal, thereby reducing the Policy Value, as of the end of the Business Day on which we receive your written request;

   (d) we will deduct a pro-rata Surrender Charge if the withdrawal occurs during the Surrender Charge Period, and the withdrawal results in a reduction in Base Face Amount;

   (e) we will reduce the amount of the withdrawal if the amount in all accounts is not sufficient to pay the withdrawal plus the Withdrawal Fee and any pro-rata Surrender Charge;

   (f) you may specify which Investment Accounts as well as the Fixed Account from which we should make the withdrawal. If we do not receive such instructions, we will allocate the deduction of the withdrawal and any pro-rata Surrender Charge in the same proportion that the value in the Fixed Account and the Investment Accounts bears to the Net Policy Value; and

   (g) we will reduce the amount of the withdrawal if it would otherwise cause the Base Face Amount to fall below the Minimum Base Face Amount shown in Section 1.

If Death Benefit Option 1 is in effect at the time of the withdrawal, the Total Face Amount of the policy will be reduced:

   (a) by the amount of the withdrawal, if at the time of the withdrawal the Death Benefit equals the Total Face Amount; otherwise

   (b) by the amount, if any, by which the withdrawal (including any applicable pro-rata Surrender Charge and withdrawal fee) exceeds the difference between the Minimum Death Benefit and the Total Face Amount, divided by the applicable Minimum Death Benefit Factor for the Life Insured's Age as shown in the Table of Rates in Section 2.

Withdrawals will generally reduce the Supplemental Face Amount first, and then the Base Face Amount. We reserve the right to allow a reduction in Base Face Amount prior to fully reducing the Supplemental Face Amount. If the Death Benefit on any given day is equal to the Policy Value times the applicable Minimum Death Benefit Factor, withdrawals on such day will reduce the Death Benefit by the amount withdrawn times the applicable Minimum Death Benefit Factor until the Death Benefit is equal to the Total Face Amount. Your Death Benefit will continue to be determined in accordance with Sections 6 and 13, subject to these provisions.

If Death Benefit Option 2 is in effect, an amount equal to any withdrawal and Withdrawal Fee will be deducted from the Policy Value. Withdrawals will not affect the Total Face Amount. Your Death Benefit will continue to be determined in accordance with Sections 6 and 13.

20. OWNER AND BENEFICIARY

Until the Life Insured's death, without the consent of any revocable beneficiaries, you can receive any amount payable under the policy and exercise all rights and privileges granted by the policy.

Change of Owner

Until the Life Insured's death, the owner can change the ownership of the policy by written request. The change will take effect as of the date you signed the written request. It will not apply to any payments we made or any action we may have taken before we received your written request.

Trustee Owner

Should the owner be a trustee, payment to the trustee(s) of any amount to which the trustee(s) is (are) entitled under the policy, either by death or otherwise, will fully discharge us from all liability under the policy to the extent of the amount so paid.

Joint Ownership

Two or more owners will own the policy as joint tenants with right of survivorship, unless otherwise requested on the application or in any subsequent assignment of the policy. On death of any of the owners, the deceased owner's interest in the policy passes to the surviving owner(s).

Successor Owner

Upon the owner's death during the Life Insured's lifetime, a named successor owner will, if then living, have all the owner's rights and interest in the policy. Until the Life Insured's death, the owner, without the consent of any beneficiary or any successor owner, can cancel or change the designation of successor owner. This may be done from time to time by agreement in writing with us.

 19                                                                   MV1906A

The following four provisions will apply unless there is a beneficiary appointment in force that provides otherwise.

Beneficiary Classification

You can appoint beneficiaries for the Insurance Benefit in three classes: primary, secondary, and final. Beneficiaries in the same class will share equally in the Insurance Benefit payable to them.

Payment To Beneficiaries

We will pay the Insurance Benefit:

   (a) to any primary beneficiaries who are alive when the Life Insured dies; or

   (b) if no primary beneficiary is then alive, to any secondary beneficiaries who are then alive; or

   (c) if no primary or secondary beneficiary is then alive, to any final beneficiaries who are then alive.

Change Of Beneficiary

Until the Life Insured's death, you can change the beneficiary by written request unless you make an irrevocable designation. We are not responsible if the change does not achieve your purpose. The change will take effect as of the date you signed such request. It will not apply to any payments we made or any action we may have taken before we received your written request.

Death Of Beneficiary

If no beneficiary is alive when the Life Insured dies, the Insurance Benefit will be payable to you; or if you are the Life Insured, to your estate. Unless otherwise provided, if a beneficiary dies before the seventh day after the death of the Life Insured, we will pay the Insurance Benefit as if the beneficiary had died before the Life Insured.

21. ASSIGNMENT

Your interest in this policy may be assigned without the consent of any revocable Beneficiary. Your interest, any interest of the Life Insured and of any revocable Beneficiary shall be subject to the terms of the assignment, but such assignment shall not affect the interest of any irrevocable Beneficiary.

We will not be on notice of any assignment unless it is in writing, nor will we be on notice until a duplicate of the original assignment has been filed at our Service Office. We assume no responsibility for the validity or sufficiency of any assignment.

22. MISSTATEMENTS

If the age or sex of the Life Insured was misstated in the application, we will, if necessary, change the Base Face Amount, any Supplemental Face Amount, and every other benefit to that which would have been purchased at the correct age or sex by the most recent Cost of Insurance Charge.

23. SUICIDE

If the Life Insured commits suicide, while sane or insane, within 2 years from the Issue Date, the policy will terminate on the date of such suicide and we will pay (in place of all other benefits, if any) an amount equal to the premiums paid less the amount of any Policy Debt on the date of death and less any withdrawals.

If the Life Insured commits suicide, while sane or insane, after 2 years from the Issue Date and within 2 years from:

   (a)    the date we approve a schedule of increasing Supplemental Face Amount;

   (b) the effective date of any unscheduled increase in Supplemental Face Amount; or

   (c) the date of an increase in Death Benefit resulting from any payment of premium we are authorized to refuse under Section 4 the benefits payable under the policy will not include the amount of such Death Benefit increase but will include the amount of premium that pertains to the increase.

We reserve the right under this provision to obtain evidence of the manner and cause of death of the Life Insured.

24. INCONTESTABILITY

This policy shall be incontestable after it has been in force during the lifetime of the Life Insured for two Policy Years from the Issue Date, except for fraud or policy termination, or any provision for reinstatement or policy change requiring evidence of insurability.

In the case of reinstatement or any policy change requiring evidence of insurability, the incontestable period shall be two years from the effective date of such reinstatement or policy change. However, for a policy change involving the approval of a schedule of increasing Supplemental Face Amount, the incontestable period shall be two years from the date we approve such schedule.

Any premium payment which we accept subject to insurability, and any increase in the Death Benefit resulting from such payment, shall be considered a policy change for purposes of this Section.

25. THE CONTRACT

The written application for the policy is attached at issue. The entire contract between the applicant and us consists of the policy, such application, and any riders and endorsements. However, additional written requests or applications for policy changes or acceptance of excess payment may be submitted to us after issue and such additional requests may become part of the policy. All statements made in any application shall, in the absence of fraud, be deemed representations and not warranties. We will use no statement made by or on behalf of the Life Insured to defend a claim under the policy unless it is in a written application.

An exchange of this policy for a new policy on a different plan may be made by agreement between you and us in accordance with our published rules in effect at that time.

We reserve the right to make any changes necessary in order to keep this policy in compliance with any changes in federal or state tax laws. Other changes in this policy may be made by agreement between you and us. Only the President, Vice President, the Secretary, or an Assistant Secretary of the Company has authority to waive or agree to change in any respect any of the conditions or provisions of the policy, or to extend credit or to make an agreement for us.

26. RIGHT TO POSTPONE PAYMENT OF BENEFITS

We reserve the right to postpone the payment of Net Cash Surrender Values, withdrawals, policy loans, and the portion of the Insurance Benefit that depends on Investment Account values, for any period during which:

   (a) the New York Stock Exchange is closed for trading (other than customary week-end and holiday closings), or trading on the Exchange is otherwise restricted;

   (b) an emergency exists as defined by the Securities and Exchange Commission (SEC), or the SEC requires that trading be restricted; or

   (c)    the SEC permits a delay for the protection of policyholders.

We also reserve the right to postpone payments, including loans, for up to 6 months if such payments are based on values that do not depend on the investment performance of the Investment Accounts.

In addition, we may deny transfers under the circumstances stated in (a),
(b) and (c) above, and in the Allocations and Transfers provision.

27. CLAIMS OF CREDITORS

The proceeds and any income payments under the policy will be exempt from the claims of creditors to the extent permitted by law. These proceeds and payments may not be assigned or withdrawn before becoming payable without our agreement.

 21                                                                   MV2106A

28. REPORTS TO OWNER

Within 30 days after each Policy Anniversary, we will send you a report at no charge showing:

   (a)    the Death Benefit;

   (b)    the Policy Value;

   (c) the current allocation in the Fixed Account, the Loan Account, and each of the Investment Accounts;

   (d)    the value of the units in each chosen Investment Account;

   (e) the Loan Account balance and loan interest charged since the last report;

   (f)    the premiums paid and policy transactions for the year; and

   (g)    any further information required by law.

Upon request, we will provide you with a report of projected future values. We will provide one report annually without charge. For additional reports you request, we reserve the right to charge a reasonable fee, not to exceed $50.

29. HOW VALUES ARE COMPUTED

We provide Cash Surrender Values that are at least equal to those required by law. We base minimum Cash Surrender Values on the Commissioners 2001 Standard Ordinary Sex Distinct ANB Aggregate Ultimate Mortality Tables, with substandard ratings as applicable. However, if this policy is issued on a unisex basis, we base minimum Cash Surrender Values on the Commissioners 2001 Standard Ordinary Male Mortality Table, with substandard ratings as applicable. We also use these tables in determining Guaranteed Maximum Cost of Insurance Charges. Reserves will be at least as great as the minimum required by law.

A detailed statement of the method of computing the values of this policy has been filed with the insurance department of the state shown in Section 1.

Communications about this policy may be sent to the Company's Service Office, which is currently at [197 Clarendon Street, Boston, Massachusetts 02117. Our toll-free number is 1-800-521-1234].

Flexible Premium Variable Life Insurance policy
Death Benefit payable at death of Life Insured
Not eligible for dividends
Benefits, Premiums, and the Risk Classification are shown in Section 1.

 06MAJPVUL                                                            MVBP06A

[LOGO OF JOHN HANCOCK]    Life Insurance Company (U.S.A.)
                          A Stock Company

                      ENHANCED YIELD FIXED ACCOUNT RIDER

This rider is attached to and made a part of your policy. It will take effect at the same time as your policy and will remain in force while the policy remains in force. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

ENHANCED YIELD FIXED ACCOUNT

This rider adds the Enhanced Yield Fixed Account to the policy, such account being in addition to the account referred to in the policy as the Fixed Account. References in the policy to the Fixed Account will also apply to the Enhanced Yield Fixed Account except to the extent of the differences that apply to the Enhanced Yield Fixed Account as described in this rider.

The policy describes how we determine the rate or rates of interest to be credited to the Fixed Account. We will determine the rate or rates of interest to be credited to the Enhanced Yield Fixed Account in the same way. The minimum credited interest rate for both these accounts will never be less than the Fixed Account Annual Rate shown in Section 1 of the policy. However, for as long as we set credited interest rates at more than the minimum rate, we will set credited rates for the Enhanced Yield Fixed Account that are greater than the credited rates we set for the Fixed Account.

Net Premiums will be allocated to the Enhanced Yield Fixed Account, the Fixed Account, or to any Investment Account according to your allocation instructions.

RESTRICTIONS ON TRANSFERS OUT OF THE ENHANCED YIELD FIXED ACCOUNT

The maximum amount that you can transfer out of the Enhanced Yield Fixed Account in any one Policy Year, whether it is to the Fixed Account, to one or more Investment Accounts, or to a combination of both, is the greater of
(a) $2,000, or (b) 10% multiplied by the value in the Enhanced Yield Fixed Account on the policy's previous Annual Processing Date.

Any transfer out of the Enhanced Yield Fixed Account may not involve a transfer to any money market Investment Account.

NO RIDER CHARGE

There is no charge for this rider and the rider has no effect on the premiums payable for the policy. Therefore, this rider is automatically attached to and made part of your policy at issue without you having to elect the rider.

TERMINATION

This rider terminates on the date the policy terminates.

                                   JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                  /s/ James P. O'Malley
                                                        President

06EYFAR

[LOGO OF JOHN HANCOCK]    Life Insurance Company (U.S.A.)
                          A Stock Company

                             SUPPLEMENTARY BENEFIT
                       EXTENDED NO-LAPSE GUARANTEE RIDER

This rider is part of the policy to which it is attached in consideration of the application and charges for this rider. It takes effect at the same time as your policy. Except where the rider provides otherwise, it is subject to all the provisions of your policy. While this rider is in effect, we reserve the right to restrict availability of certain Investment Accounts, in which case no transfers or payments may be allocated to such restricted Investment Accounts.

BENEFIT PERIOD

This benefit applies to your policy for the duration shown in the Policy Specifications section for this rider.

BENEFIT COST

The monthly cost for this benefit is included as part of the Monthly Deduction under your policy. It is shown in the Policy Specifications section for this rider.

BENEFIT

This benefit extends the No-Lapse Guarantee Period provided by your policy for the Base Face Amount. The Extended No-Lapse Guarantee Period applicable to the policy is shown in the Policy Specifications section for this rider. Provided this benefit is in effect, we guarantee that during this extended period, your policy will not go into default if the Net Cash Surrender Value falls to zero or below provided the policy satisfies an Extended Cumulative Premium Test as described below.

EXTENDED CUMULATIVE PREMIUM TEST

This test will be performed on any Processing Date during the Extended No-Lapse Guarantee Period that your policy would otherwise be in default in the absence of this rider. Your policy will satisfy the test if the sum of the premiums received, less any Policy Debt, and less any withdrawals, taken on or before the date of any test; is equal to or greater than the sum of the monthly Extended No-Lapse Guarantee Premiums due from the Policy Date to the date of the test. The test will exclude any period during which the Life Insured was totally disabled if the Total Disability Waiver Of Monthly Deductions Rider Supplementary Benefit is included in the policy. The Extended No-Lapse Guarantee Premium is shown as an annualized amount in the Table of Values in
Section 1 of the policy. The monthly Extended No-Lapse Guarantee Premium is one twelfth of this annualized amount.

The Extended No-Lapse Guarantee Premium may change if any of the following changes occur under your policy:

   (a)    you add, terminate, or change a Supplementary Benefit rider;

   (b)    you change the Death Benefit Option under your policy;

   (c) there is a change in the Base Face Amount or the Supplemental Face Amount of the policy; or

   (d)    there is a change in the Life Insured's Risk Classification.

We will inform you of any change to the Extended No-Lapse Guarantee Premium resulting from any such change. The revised premium will be effective from the date of the change. For the purpose of performing the Extended Cumulative Premium Test, we will use the Extended No-Lapse Guarantee Premiums in effect as of the Policy Date up to the date of the change, including any revised premiums in effect as of the date of a prior change.

                                                                    (continued)

 05ENLGR                              1

GRACE PERIOD

The Grace Period provision of the policy applies to this rider as well. However, while this rider is in effect, if the policy is in the Extended No-Lapse Guarantee Period, and the Extended Cumulative Premium Test has been met, then the Base Face Amount will remain in effect, but any Supplemental Face Amount and any Supplementary Benefit riders (unless otherwise stated therein) will be subject to termination. The amount required to maintain any Supplemental Face Amount and any applicable Supplementary Benefit riders is equal to the Default Payment specified in the Grace Period provision of the policy. If a payment at least equal to the Default Payment is not received by the end of the Grace Period, then any Supplemental Face Amount, and any Supplementary Benefit riders (unless otherwise stated therein), will cease to be in effect and will be terminated from the policy.

Failure to Meet Extended Cumulative Premium Test

If the policy is in the Extended No-Lapse Guarantee Period, and the Extended Cumulative Premium Test has not been met, then the Base Face Amount, any Supplemental Face Amount, and any Supplementary Benefit riders will go into default, as described in the Grace Period provision of the policy. The Grace Period Duration and Default Payment provisions described in the policy will apply. In lieu of the Default Payment, however, you may pay the shortfall needed to meet the Extended Cumulative Premium Test, in which case the Base Face Amount will remain in effect, but any Supplemental Face Amount and any Supplementary Benefit riders (unless otherwise stated therein) will terminate as of the end of the Grace Period.

The shortfall will be equal to the amount necessary to satisfy the Extended Cumulative Premium Test as of the date of default, plus the Extended No-Lapse Guarantee Premium for the next three Policy Months.

TERMINATION

This rider terminates at the earliest of:

   (a) the end of the Extended No-Lapse Guarantee Period shown in the Policy Specifications section for this rider;

   (b) the end of the Grace Period for which you have not paid the amount necessary to bring this benefit out of default;

   (c)    the date your policy terminates;

   (d) the date we receive your written request for termination of this rider.

This rider cannot be reinstated after it terminates.

                                                     Signed for the Company by:
                                                           /s/ John DesPrez III


 05ENLGR                              2

1. POLICY SPECIFICATIONS (continued) - Policy [12 345 678]

                       SUPPLEMENTARY BENEFITS

             Benefit   Extended No-Lapse Guarantee Rider

        Life Insured   [John J. Doe]

    Age at Effective
                Date   [35]

      Effective Date   [May 1, 2005]

   Extended No-Lapse   Next [66] Policy Years following the No-Lapse Guarantee
    Guarantee Period   Period applicable to the Base Face Amount, [until Life
                       Insured's attained age 121]

   Extended No-Lapse
   Guarantee Premium   $[4,034.00]

     Monthly Benefit
                Cost   $[15.00]

                 Sex   [male]

 Risk Classification   [non-smoker, standard class]

  Additional Ratings   [not applicable]

[LOGO OF JOHN HANCOCK]    Life Insurance Company (U.S.A.)

SUPPLEMENTARY BENEFIT
ACCELERATION OF LIFE INSURANCE DEATH BENEFIT FOR QUALIFIED LONG TERM CARE SERVICES RIDER

We agree, subject to the terms and conditions of this rider and the policy, to make available the payments described below, as an acceleration of the Death Benefit, in order to reimburse expenses as a result of the Life Insured receiving "Qualified Long Term Care Services" as defined in the Definitions section of this rider. Such payments shall reduce the Death Benefit payment which would otherwise be payable under the policy upon the death of the Life Insured. Any benefits payable under a Supplementary Benefit rider are excluded from acceleration for purposes of determining benefits under this rider.

This rider is made a part of the policy to which it is attached, in consideration of the application, a copy of which is attached to and made a part of the policy, and the charges for this rider, which are shown in the Policy Specifications section for this rider. If the policy is variable life insurance, then benefits for this rider may vary in accordance with the investment experience of a separate account. Also, if the policy contains a Total Disability Waiver of Monthly Deductions rider and we waive monthly deductions on the policy in accordance with that rider, we will waive the deduction for this rider as well. This rider takes effect at the same time as the policy, subject to the terms, conditions, and limitations provided herein. This rider is not eligible for dividends.

FEDERAL INCOME TAX TREATMENT OF THIS RIDER

Long Term care insurance was granted favorable federal income tax treatment in the Health Insurance Portability and Accountability Act of 1996 ("Act"). Contracts meeting certain criteria outlined in this Act are eligible for this treatment. To the best of our knowledge, we have designed this rider to meet the requirements of this law. This rider is intended to be a qualified long term care insurance contract under Internal Revenue Code section 7702B(b). The benefits provided by the policy are intended to be excludable from federal gross income under sections 7702B and 101(g), as may be amended from time to time. If, in the future, it is determined that this rider does not meet these requirements, we will make reasonable efforts to amend the rider if we are required to do so in order to comply. We will offer you an opportunity to receive these amendments. The charges for this rider may be distributions for income tax purposes. If you have any questions concerning the tax implications of this rider, you should consult with an attorney or qualified tax advisor.

THIRTY-DAY FREE LOOK

If you are not completely satisfied with this rider for any reason, you may return it within 30 days from the date it was delivered to you. To return the rider, mail or deliver it to the agent who sold it to you, to our Service Office, or to the agency office through which it was delivered. We will then reverse any charges applicable to this rider, and the rider will be treated as if it had never been issued.

NOTICE TO BUYER

This rider may not cover all of the costs associated with long term care that the Life Insured incurs during the period of coverage. You are advised to review all benefit limitations carefully. THIS IS NOT A MEDICARE SUPPLEMENT POLICY.

CAUTION

The issuance of this rider is based upon our issuance of the policy and the Life Insured's responses to the questions on the application for this rider. A copy of the application for the policy and the application for this rider is attached to the policy. If the Life Insured's answers are not complete, true, and correctly recorded, we have the right (in addition to any rescission rights described in the contract) to deny benefits or rescind the rider subject to the Time Limit on Certain Defenses provision. The best time to clear up any questions is now, before a claim arises! To contact us, write to: [John Hancock Life Insurance Company (U.S.A.), John Hancock Place, P.O. Box 717, Boston, Massachusetts, 02117, or call us at 1-800-543-6415].

NONCANCELLABLE

You have the right to continue this rider for as long as you live or until the rider is terminated in accordance with the Termination provision.

 05LTCR                               1

DEFINITIONS

Accelerated Benefit(s) means the benefits paid under this rider in order to reimburse expenses as a result of the Life Insured receiving Qualified Long Term Care Services. The Death Benefit of the underlying policy is reduced by the amount of each benefit paid.

Activities of Daily Living means the following activities:

   (a) Bathing which means washing oneself by sponge bath, or in either a tub or shower, including the task of getting in or out of the tub or shower;

   (b) Continence which means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag;

   (c) Dressing which means putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs;

   (d) Eating which means feeding oneself by getting food to his/her body from a receptacle (such as a plate, cup or table) or being fed by a feeding tube or intravenously. Eating does not include preparing a meal;

   (e) Toileting which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene;

   (f) Transferring which means moving into or out of a bed, chair, or wheelchair.

Adult Day Care means a program that provides a protective environment and preventive, remedial and restorative services for part of the 24-hour day.

Adult Day Care Center means a place that is licensed to provide Adult Day Care by the jurisdiction in which the services are provided. If licensing is not required, Adult Day Care Center means a place that provides Adult Day Care, has enough full-time staff to maintain no more than an 8 to 1 client-staff ratio, and has established procedures for obtaining appropriate aid in the event of a medical emergency.

Assisted Living Facility means a facility which:

   (a) is licensed according to the laws of the jurisdiction in which it is located; or

   (b)    if licensing is not required, meets all of the following:

          (i)    has a 24-hour on-site staff to provide Custodial Care;

          (ii) provides Custodial Care services for a charge, including room and board;

          (iii) has established procedures for obtaining appropriate aid in the event of a medical emergency

          (iv) provides 3 meals a day and can accommodate special dietary needs;

          (v) it provides, at a minimum, assistance with Bathing and Dressing; and

          (vi)   provides Custodial Care services to 10 or more persons.

Examples of such facilities may include Alzheimer facilities or Assisted Living Facilities that are either free standing facilities or part of a life-care community. They may also be met by some personal care and adult congregate care facilities.

An Assisted Living Facility does not mean:

  .   a hospital or clinic;

  . a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide Custodial Care;

  .   the home of the Life Insured; or

  . a facility for the treatment of alcoholism, drug addiction, or mental illness.

Calendar Month means the consecutive day period (e.g., 28, 29, 30 or 31-day period, as the case may be) that begins at 12:01 a.m. on the first day of a month.

Calendar Week means the 7-day consecutive period that begins on Sunday at 12:01 a.m.

 05LTCR                               2

Cognitive Impairment means a deficiency in a person's short-term or long term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness. The need for substantial supervision due to the presence of Cognitive Impairment must be established by any of the following:

   (a) the Life Insured has a score of 6 or more wrong on the Short Portable Mental Status Questionnaire (SPMSQ) or its current equivalent;

   (b) the Life Insured exhibits behavioral problems which require supervision in order to protect him or herself or others, and has a score of 4 or more wrong on the SPMSQ or its current equivalent;

   (c) the Life Insured requires verbal supervision or cueing in order to perform at least two of the Activities of Daily Living more than half of the times that those same Activities of Daily Living are performed in a Calendar Week.

Custodial Care means care ordered by a Physician due to the Life Insured's Cognitive Impairment or need for assistance in the Activities of Daily Living.

Date of Service means a day that the Life Insured is eligible for benefits under this rider (including Dates of Service during the Elimination Period) on which the Life Insured:

  .   is a resident in a Nursing Home or an Assisted Living Facility;

  .   receives Home Health Care or Hospice Care; or

  . receives services covered under this rider that are Medicare eligible (for which benefits are not payable under this rider).

Elimination Period (waiting period) means the number of Dates of Service that would otherwise be covered by this rider, for which we will not pay benefits. The Elimination Period is equal to 100 Dates of Service. Only one complete Elimination Period needs to be satisfied while the policy is in force.

The Elimination Period starts on the first Date of Service. No Date of Service may be counted as more than one day towards the satisfaction of the Elimination Period. The Dates of Service used to satisfy the Elimination Period do not need to be consecutive and may be accumulated under separate claims. We will not pay benefits for charges during the Elimination Period. Days that the Life Insured receives only Respite Care will not count toward the satisfaction of the Elimination Period.

If the Life Insured receives Home Health Care for one or more days in a Calendar Week, we will apply seven days toward the satisfaction of the Elimination Period, except if Respite Care is being received during the Calendar Week. If Respite Care is received during a Calendar Week, only the actual Dates of Service other than Respite Care will be applied toward satisfaction of the Elimination Period. Please note that there will be no credit for days which occurred before the first Date of Service. (Calendar Week means the seven consecutive day period that begins on Sunday at 12:01 a.m.)

Face Amount means, for purposes of this rider, either Face Amount or Total Face Amount, depending on which term is used in the underlying policy.

Home Health Care means services (including Hospice and Respite Care), the primary function of which is to provide professional care for the life insured's benefit that meet one of the following requirements:

   (a) they are provided by a Home Health Care Provider or an Adult Day Care Center;

   (b) they are performed by a home health aide whose services consist primarily of assisting the life insured in the Activities of Daily Living or because of a Cognitive Impairment.

Home Health Care also includes Incidental Homemaker Services.

Home Health Care Provider means either a Home Health Agency or an Independent Home Health Care Provider that provides Home Health Care. A Home Health Care Provider cannot be a member of the Life Insured's Immediate Family or an individual who normally resides in the Life Insured's Home.

  .   A Home Health Agency must meet one of the following requirements:

     . it is licensed as a Home Health Agency by the jurisdiction in which the Home Health Care is provided; or

     . it possesses one of the following certifications in the jurisdiction in which the Home Health Care is provided - Medicare Certification; Joint Commission of Accreditation of Health Care Organizations (JCAHO) Certification; or Community Health Accreditation Program (CHAP) Certification; or

     . it provides Home Health Care through 2 or more employees of an organization that is in the business of providing Home Health Care according to the laws of the jurisdiction in which it is located.

 05LTCR                               3

  . An Independent Home Health Care Provider means a care provider not employed by a Home Health Agency who meets one of the following requirements. He or she:

     . is a duly licensed registered nurse, licensed vocational nurse, licensed practical nurse, registered physical therapist, registered occupational therapist, registered speech therapist, registered respiratory therapist, licensed social worker, or registered dietitian; or

     . must be currently qualified as a certified home health aide or certified nurse aide; or

     . must be currently included in a government sponsored nurse aide registry.

  . In the case of a home health aide or nurse aide who does not meet one of the standards set forth above, such aide must present written proof of completion of an established training course which must include training in safely assisting persons with the Activities of Daily Living.

Hospice Care means a program for meeting the Life Insured's care needs if he or she is terminally ill. Terminally ill means there is no reasonable prospect of cure and the Life Insured has a life expectancy, as estimated by a Physician, of 12 months or less. Hospice Care must be provided by an organization that is licensed to provide such care according to the laws of the jurisdiction in which it is providing such care. Hospice Care is limited to those services received by the Life Insured.

Immediate Family means the Life Insured's spouse or Partner, or the following relatives of the Life Insured or the Life Insured's spouse or Partner: parents, grandparents, siblings, children, stepchildren, grandchildren, and their respective spouses. For purposes of this definition, "Partner" means the unmarried person who is not related to you with whom you have lived in a committed relationship for at least 5 years prior to the date you applied for this rider. This person is the individual you named in your application.

Incidental Homemaker Services means services incidental to care with the Activities of Daily Living or because of a Cognitive Impairment which are included in a Plan of Care and which provide one of more of the following non-medical support services necessary for the Life Insured to remain in his or her home: meal preparation; laundry; light housekeeping; supervising self-administration of medication; and shopping for food, medical supplies or medication. Incidental Homemaker Services must be provided during the same visit and by the same individual providing care with the Activities of Daily Living or because of a Cognitive Impairment.

Independent Home Health Care Provider means a care provider not employed by a Home Health Agency who meets one of the following requirements:

   (a) is a duly licensed registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, licensed social worker, or registered dietitian;

   (b) must be currently qualified as a certified home health aide or certified nurse aide;

   (c) must be currently included in a government sponsored nurse aide registry;

   (d) in the case of a home health aide or nurse aide who does not meet one of the standards set forth above, such aide must present written proof of completion of an established training course which must include training in safely assisting persons with the Activities of Daily Living.

Licensed Health Care Practitioner means a Physician, a registered nurse (R.N.), a licensed social worker, or any other individual who meets the requirements as may be prescribed by the U.S. Secretary of the Treasury. The Life Insured may select any Licensed Health Care Practitioner of choice. However, a Licensed Health Practitioner may not be a member of the Life Insured's immediate family.

Maximum Monthly Benefit Amount means the Death Benefit as of the date we approve your request for Accelerated Benefits and the Elimination Period is completed, multiplied by the Monthly Acceleration Percentage (shown in the Policy Specifications section for this rider). The Maximum Monthly Benefit Amount for any partial calendar month will be reduced proportionately for the number of days in the month for which no monthly benefit payments are payable. A new Maximum Monthly Benefit Amount will be calculated for each new Period of Care, starting with the old Maximum Monthly Benefit Amount described above, reduced by an amount proportionate to the amount of any reduction in Death Benefit prior to the effective date of a new Period of Care. A reduction in Death Benefit includes, but is not limited to, withdrawals, decreases in Face Amount, or acceleration of the Death Benefit for terminal illness.

Medicaid means the reimbursement system under Title XIX of the Federal Social Security Act, as amended.

Medicare means the reimbursement system under Title XVIII of the Federal Social Security Act, as amended.

 05LTCR                               4

Nursing Care means skilled or intermediate care provided by one or more of the following health care professionals: registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, medical social worker or registered dietitian.

Nursing Home means a facility which:

   (a) is licensed and operated to provide Nursing Care for a charge (including room and board), according to the laws of the jurisdiction in which it is located; and

   (b) has services performed by or under the continual, direct and immediate supervision of a registered nurse, licensed practical nurse or licensed vocational nurse, on-site twenty-four (24) hours per day.

A Nursing Home may be a freestanding facility or it may be a distinct part of a facility, including a ward, wing, or swing-bed of a hospital or other facility.

Nursing Home does not mean:

   (a)    a hospital or clinic;

   (b)    a rehabilitation hospital or facility;

   (c)    an Assisted Living Facility;

   (d) a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide Custodial Care;

   (e) the Life Insured's primary place of residence, including living quarters in a continuing care retirement community or similar entity;

   (f) a facility for the treatment of alcoholism, drug addiction, or mental illness.

Period of Care means the period of time that:

   (a)    begins with a Date of Service; and

   (b)    ends on the earliest of:

          (i) the date we receive written notice that the Life Insured is no longer receiving Qualified Long Term Care Services;

          (ii) the date we receive a written request from you to discontinue payment of Accelerated Benefits;

          (iii) the date we determine that you are no longer eligible for the payment of benefits, in accordance with the terms of this rider; and

          (iv)   the date of the Life Insured's death.

Physician means any person bearing the designation of Medical Doctor (M.D.) or Doctor of Osteopathy (D.O.) practicing within the scope of his or her license issued by the jurisdiction in which the services are rendered.

Plan of Care means a written plan for long term care services designed especially for the Life Insured. This Plan of Care must specify the type, frequency and providers of all the services the Life Insured requires; and be in accordance with accepted medical and nursing standards of practice. A Licensed Health Care Practitioner must approve a Plan of Care.

A Plan of Care must be updated as the Life Insured's condition and needs change. We must be provided with a revised Plan of Care each time it is updated. We reserve the right to request periodic updates regarding the Plan of Care, but not more frequently than once every 30 days. No more than one Plan of Care may be in effect at a time.

Qualified Long Term Care Services means the actual charges made by:

   (a) a Nursing Home or Assisted Living Facility for room, board and care services (such care services being Nursing Care, Custodial Care, Hospice Care and Respite Care);

   (b) a Home Health Care Provider for care and services covered by this rider; and

   (c)    an Adult Day Care Center for attendance at such Adult Day Care Center.

Qualified Long Term Care Services do NOT include any of the following:

   (a)    Physician's charges;

   (b)    hospital and laboratory charges;

   (c)    prescription or non-prescription medication;

   (d)    medical supplies;

 05LTCR                               5

   (e)    durable medical equipment;

   (f)    transportation; and

   (g) items and services furnished for the beautification, comfort, convenience, or entertainment of the Life Insured.

Respite Care means Nursing Care, Custodial Care or Hospice Care provided to the Life Insured when those who normally care for the Life Insured at home (generally family members, friends, neighbors, etc.) need relief from helping the Life Insured to perform the Activities of Daily Living. Such care includes confinement in a Nursing Home or an Assisted Living Facility, or Home Health Care.

Substantial Assistance means the Life Insured need hands-on or standby assistance more than half of the time the Activity of Daily Living is performed in a Calendar Week. Hands-on assistance means the physical assistance of another person without which the Life Insured would be unable to perform the Activity of Daily Living. Standby assistance means the presence of another person within arm's reach of the Life Insured that is necessary to prevent, by physical intervention, injury to the Life Insured while the Life Insured is performing the Activity of Daily Living.

Substantial Supervision means the Life Insured needs continual supervision due to Cognitive Impairment (which may include cueing by verbal prompting, gestures, or other demonstration) by another person that is necessary to protect the Life Insured from threats to the Life Insured's health or safety (such as may result from wandering).

ELIGIBILITY FOR PAYMENT OF BENEFITS

Subject to the conditions and limitations of this rider, you are eligible for Accelerated Benefits under this rider if the Life Insured:

   (a) needs Substantial Assistance to perform at least two of the Activities of Daily Living; or

   (b) requires substantial supervision to protect himself or herself from threats to health and safety due to the presence of a Cognitive Impairment.

LONG TERM CARE BENEFITS

Monthly Accelerated Benefits. Subject to the conditions, limitations, and exclusions described herein, we will make a monthly payment of Accelerated Benefits in an amount not to exceed the lesser of:

   (a) the charges incurred by the Life Insured for Qualified Long Term Care Services; and

   (b) the Maximum Monthly Benefit Amount, provided we receive evidence satisfactory to us that the Life Insured is:

          (i) confined in a Nursing Home or an Assisted Living Facility and is receiving Nursing Care, Custodial Care, Hospice Care or Respite Care; or

          (ii) receiving Home Health Care, Hospice Care, or Respite Care in his or her home, a rest home, or in an Adult Day Care Center.

In addition, if your stay in a Nursing Home or Assisted Living Facility is interrupted for any reason while you are otherwise still eligible for benefits under this rider, we will continue to make such payment for up to 10 days in any Policy Year in order to reserve your bed during your absence. Any benefit paid under this provision will accelerate the Death Benefit to the same extent as if your stay in a Nursing Home or Assisted Living Facility was not interrupted for any reason.

The monthly payment of the Accelerated Benefit is based upon a Calendar Month time period and the Accelerated Benefit we have approved for that period.

A portion of each approved monthly Accelerated Benefit amount will be used to repay a portion of any Policy Debt under the policy (see the Loans section of this rider for details) and will reduce the monthly payment of Accelerated Benefits for that period.

Withdrawals, Reduction in Face Amount, Acceleration of Death Benefit (for terminal illness). Any withdrawals, reductions in Face Amount (other than reductions in Face Amount arising solely under the provisions of this rider), or acceleration of the Death Benefit due to terminal illness, during a Period of Care under this rider, reduces the Maximum Monthly Benefit Amount, resulting in a new Maximum Monthly Benefit Amount, as determined by us. Such reduction will be effective as of the effective date of the withdrawal, reduction in Face Amount, or acceleration of the Death Benefit. The new Maximum Monthly Benefit Amount is (a) times (b), where:

   (a)    is the Maximum Monthly Benefit Amount then in effect; and

   (b)    is the new Death Benefit divided by the Death Benefit then in effect.

 05LTCR                               6

Further, if the policy imposes a charge for a reduction in Face Amount, and a reduction in Face Amount arises solely under the provisions of this rider, such charge will be waived.

You may also have access to (i) information for you or a member of your family, regarding long term care needs and questions, either directly or through a third party arrangement, and (ii) assistance that may help you identify various long term care service agencies available in your community.

LIMITATIONS ON OR CONDITIONS FOR ELIGIBILITY FOR PAYMENT OF BENEFITS

Conditions. To receive Accelerated Benefits under this rider:

   (a)    the Elimination Period must have been satisfied;

   (b) the Life Insured must receive Qualified Long Term Care Services covered under this rider and which are specified in a Plan of Care;

   (c) you must submit to us a current Plan of Care and written Proof of Loss for the Life Insured; and

   (d) we must determine that you are eligible for the payment of benefits under this rider.

You must ALSO provide us with one of the following written certifications:

   (a) A Licensed Health Care Practitioner must certify that the Life Insured is unable to perform at least two Activities of Daily Living due to the loss of functional capacity for a period expected to last at least 90 days.

   (b) A Licensed Health Care Practitioner must certify that the Life Insured requires substantial supervision to protect himself or herself from threats to health and safety due to the presence of a Cognitive Impairment.

Such written certification must be renewed and submitted to us every 12 months, otherwise payment of Accelerated Benefits under this rider will discontinue on the first day following the expiry of the 12 month period.

Limitations. We will not pay Accelerated Benefits for Qualified Long Term Care Services incurred during the Elimination Period, or for any care, treatment, or charges described in the Non-Duplication of Benefits or Exclusions provisions, below. We will not pay Accelerated Benefits in excess of the Maximum Monthly Benefit Amount for any Calendar Month during any Period of Care, and may modify coverage under this rider following reinstatement.

Exclusions. Qualified Long Term Care Services does not include care or treatment:

   (a)    for intentionally self-inflicted injury;

   (b) required as a result of alcoholism or drug abuse (unless drug abuse was a result of the administration of drugs as part of treatment by a Physician);

   (c) due to war (declared or undeclared) or any act of war, or service in any of the armed forces or auxiliary units;

   (d)    due to participation in a felony, riot or insurrection;

   (e)    for which no charge is normally made in the absence of insurance;

   (f)    provided by a member of the Life Insured's Immediate Family;

   (g)    provided outside the fifty United States and the District of Columbia.

Non-Duplication of Benefits. Qualified Long Term Care Services does not include charges covered under any of the following:

   (a) Medicare (including amounts that would be reimbursable but for the application of a deductible or coinsurance amounts);

   (b)    any other governmental program (except Medicaid);

   (c) any state or federal workers' compensation, employer's liability or occupational disease law, or any motor vehicle no-fault law;

   (d) expenses for services or items available or paid under another long term care insurance or health insurance policy.

 05LTCR                               7

EFFECT ON POLICY

Face Amount. Each monthly benefit payment reduces the Face Amount then in effect, resulting in a new Face Amount. The new Face Amount is equal to
(a) minus the product of (b) times (c), where:

   (a)    is the Face Amount then in effect;

   (b)    is the monthly benefit payment; and

   (c) is the Face Amount then in effect divided by the Death Benefit then in effect.

A reduction in Face Amount resulting solely from a monthly payment of Accelerated Benefits will not reduce the Maximum Monthly Benefit Amount for the current Period of Care.

Base Face Amount, Supplemental Face Amount

If the Face Amount of the policy is made up of two components, Base Face Amount and Supplemental Face Amount, (which will be indicated in the Specifications Section of the policy), then we will first reduce Supplemental Face Amount, if any, until exhausted, before reducing any Base Face Amount.

Policy Value. Each Accelerated Benefit amount we approve reduces the Policy Value then in effect, resulting in a new Policy Value. The new Policy Value is
(a) times (b), where:

   (a) is the new Face Amount (as determined above), divided by the Face Amount then in effect; and

   (b)    is the Policy Value then in effect.

Loans. If there is any outstanding debt at the time we approve an Accelerated Benefit amount, a portion of that Accelerated Benefit amount will be deemed a loan repayment and reduce the amount of the monthly payment of Accelerated Benefits otherwise payable to you or your designee. The amount deemed to be a loan repayment is (a) times (b) where:

   (a) is the amount of Policy Debt immediately prior to the monthly benefit payment; and

   (b) is 1 minus the ratio of the new Face Amount (as determined above) divided by the Face Amount then in effect.

The following applies if the underlying policy is variable life insurance.

Restrictions on Transfers

During each Period of Care, we will automatically transfer any Policy Value in an Investment Account to the Fixed Account. Such transfer will be made at the end of the Valuation Date following our approval of a request for Accelerated Benefits and completion of the Elimination Period. No transfer of Policy Value from the Fixed Account to an Investment Account will be permitted following our approval of a request for Accelerated Benefits during any given Period of Care. Upon expiry of a Period of Care, the unloaned portion of the Policy Value will remain in the Fixed Account unless we receive written notice satisfactory to us requesting reallocation of such assets. Any reallocations will be effective at the end of the Valuation Period in which we receive such written notice. The amount and frequency that may be transferred will be subject to any restrictions imposed under the terms of the policy.

Allocation of Premium Payment

Following approval of a request for Accelerated Benefits and completion of the Elimination Period, no premium payment may be allocated to an Investment Account during any Period of Care following our approval of a request for Accelerated Benefits, unless we approve otherwise.

EXTENSION OF BENEFITS WHEN OWNER IS THE LIFE INSURED

If the Life Insured is confined in a Nursing Home, and the rider terminates for any reason while the Life Insured is receiving continuous, uninterrupted benefits under this rider, benefits for such Nursing Home confinement will continue until the earlier of the following dates:

   (a)    the date you are discharged from the Nursing Home;

   (b) the date when the Face Amount remaining after any monthly benefit payment is zero.

If your benefits are continued under this Extension of Benefits provision, we will calculate the Face Amount remaining as if your policy had remained in force, but NO Insurance Benefit will be payable to the beneficiary under the policy.

This Extension of Benefits will be subject to all of the provisions of this rider (including but not limited to the Elimination Period and Eligibility for the Payment of Benefits.)

 05LTCR                               8

CLAIMS

Request for Accelerated Benefits. To file a request for Accelerated Benefits, you must first notify us that the Life Insured is currently receiving or plans to receive services covered by this rider. You can notify us by:

   (a) writing to us at our Service Office for this rider at [P.O. Box 717, Boston, MA 02117];

   (b)    writing to any of our authorized agents; or

   (c)    by calling us at our Service Office at [1-800-543-6415].

The notice must include:

   (a)    your name and the Life Insured name;

   (b)    your policy number; and

   (c)    the type of care the Life Insured is receiving, or plans to receive.

If you send us written notice, the notice must be mailed to us postmarked within 30 days after the services begin, or as soon as reasonably possible. If you notify us by telephone, you must call us within 30 days after the services begin or as soon as reasonably possible. We will confirm, in writing, the notification within 15 days after we receive such notification.

Claim Forms and Proof of Loss. When we receive your notice of a request for Accelerated Benefits, we will send you claim forms for filing a Proof of Loss. You must file Proof of Loss with our Service Office.

Proof of Loss means detailed written documentation which describes and confirms: the Life Insured's inability to perform any of the Activities of Daily Living or Cognitive Impairment; the Life Insured's confinement in a Nursing Home or Assisted Living Facility; or the Home Health Care, Adult Day Care, Hospice Care or Respite Care the Life Insured is receiving.

This documentation includes:

   (a)    the completed claim forms;

   (b) confirmation of provider licensure as required by the jurisdiction in which it is located;

   (c) copies of medical records (or we may consult with the Life Insured's primary Physician and provider by telephone at our option);

   (d)    providers' daily notes of care;

   (e)    itemized bills for the Life Insured's care and services; and

   (f)    the Life Insured's Plan of Care.

We will send claim forms to you within 15 days after having received your claim notification. If we do not provide you with the claim forms within 15 days after having received such notification, you will be able to satisfy the Proof of Loss provision by giving us written proof of the nature and extent of the loss.

Proof must be given to us during the Life Insured's lifetime, and within ninety
(90) days after the first Date of Service. Failure to give us proof within the 90 day period shall not invalidate nor reduce any request for Accelerated Benefits during the Life Insured's lifetime if it was not reasonably possible for you to give proof within such time. However, the proof must be given to us as soon as reasonably possible and during the Life Insured's lifetime, and in no event, except in the absence of legal capacity, later than one year from the time proof is otherwise required.

We must receive a signed consent form from all irrevocable beneficiaries, if any, and all assignees, if any. We also reserve the right to require a consent form from any person if, in our discretion, such person's consent is necessary to protect our interest. Any such consent will be in effect for the length of the current claim.

Time of Payment of Accelerated Benefits. We will pay Accelerated Benefits for any loss covered by this rider provided we receive Proof of Loss as described above. We will make these payments on a monthly basis during the Life Insured's lifetime, after services have been rendered.

Payment of Accelerated Benefits, Non-Duplication of Death Benefit, and Discharge of Liability. While the Life Insured is living, all Accelerated Benefits will be paid to you or an alternative payee as designated by you or your legal representative. Any remaining Death Benefit will be paid under the terms of the policy, following notification of the Life Insured's death.

Any Accelerated Benefits paid under this rider prior to our receipt of written notice of the Life Insured's death in accordance with the policy provisions will reduce the Death Benefit payable to the beneficiary under the policy.

 05LTCR                               9

At our option, any payment of Accelerated Benefits of $1,000 or less may be paid to an alternative payee, if such benefit is payable to any person who is a minor or otherwise not competent to give a valid release. The alternative payee must be a person who is deemed by us to be justly entitled to the benefit.

We will be fully discharged and released from all liability to you, and any alternative payee, any assignee, and any beneficiary under the policy to the extent of any payment made in good faith under this rider.

Examinations and Assessments. We will have the right and the opportunity to examine the Life Insured and/or perform an on-site geriatric nursing assessment of the Life Insured when and as often as we may reasonably require while a claim is pending. Any such examination will be at our expense.

Appeals. We will notify you in writing if we do not approve your request for Accelerated Benefits, and provide you with a written explanation of the reasons for the denial. You will then have the right to appeal our claims decision and request that we make all information directly related to such denial available to you. We will provide you with such requested information within 60 days from the date we receive your written request.

You must put this appeal or request for information in writing (no special form is necessary) and send it to:

       [Retail Long Term Care Claims Administration
       P.O. Box 717
       Boston, MA 02117
       Attn: Manager of Claims Administration]

In your appeal, you should:

   (a)    state why you disagree with our determination;

   (b)    state what other factors (if any) we should take into consideration;

   (c) identify whom we could contact (including names, addresses, and phone numbers) to gather the pertinent information regarding the Life Insured's care; and

   (d)    identify the facilities in which the Life Insured received care.

You may authorize someone else to act for you in this appeals process. We have a Claim Appeals Review Board that will consider your appeal. If the Board needs additional information to objectively evaluate your appeal, they will use at least one of the following resources:

   (a) a Physician Advisor who is a Physician living near the Life Insured who will assess the Life Insured's condition and report it to us;

   (b)    an on-site geriatric assessment; or

   (c) medical records from the Life Insured's Physician(s) and/or provider(s) of care.

All requests for information will be at our expense.

The Claim Appeals Review Board will then make one of two determinations:

   (a)    overturn the initial claim determination and pay any benefits due; or

   (b)    uphold the initial claim determination.

Legal Action. You cannot bring suit against us to recover on this rider during the 60 days after written Proof of Loss has been given to us, as required by this rider. Also, you cannot bring suit against us to recover on this rider after three years from the date written Proof of Loss is required to be given.

Time Limit on Certain Defenses. If this rider has been in effect for less than six months we may rescind it or deny an otherwise valid claim if the application contained a misrepresentation that is material to the acceptance of the application for this rider.

If this rider has been in effect for at least six months but less than two years, we may rescind it or deny an otherwise valid request for Accelerated Benefits if the application contained a misrepresentation that is both:

   (a)    material to the acceptance of the Life Insured's application; and

   (b)    pertains to the condition for which the claim is made.

After this rider has been in effect for two years, it is incontestable except for relevant facts relating to the Life Insured's health that the Life Insured knowingly and intentionally misrepresented.

In the event this rider is rescinded after we have paid Accelerated Benefits, we may not recover the payments already made, but we will reduce the Death Benefit by the amount of such payments.

 05LTCR                               10

PROVISIONS

Grace Period. The Grace Period provision of the policy shall also apply to this rider. During the Grace Period this rider will stay in effect.

The notice provided under the policy will be provided to you and the person or persons you designate. The application for this rider may name the person or persons to receive notice. You may change the designation at any time. We will provide you with a reminder of the right to change this written designation every two years.

Added Protection Against Termination; Reinstatement. If this rider terminates while the Life Insured would otherwise meet the eligibility criteria set forth in the Eligibility for the Payment of Benefits provision, this rider may be reinstated, if you provide written request within 5 months of the date of termination, and if all the following conditions are met:

   (a) the policy is reinstated in accordance with its reinstatement provision;

   (b) you furnish us with satisfactory proof that the Life Insured would have qualified for benefits (if not for the Elimination Period) on the date of termination; and

   (c)    you pay all unpaid overdue rider charges for this rider.

The reinstated rider will not provide Accelerated Benefits during the period from the end of the grace period for which you have not paid the amount necessary to bring the policy out of default to the date of reinstatement. Except for this and any new provisions added in connection with reinstatement, your rights and ours under this rider will be the same as they were just before the rider terminated. A physical or mental condition will be considered to have begun when advice is supplied or treatment is recommended by or received from a Physician.

Changes to this Rider. No change to this rider will be valid until approved by our President or Secretary. No agent may change this rider or waive any of its provisions.

Right to Recovery. If we make payments with respect to your request for Accelerated Benefits in a total amount that is, at any time, in excess of the Accelerated Benefits payable under the provisions of this rider, we will have the right, but not the obligation, to recover such excess from:

   (a) any persons to, or for, or with respect to whom, such payments were made; and

   (b)    any organization which should have made such payments.

Any such excess payment, if not recovered during the Life Insured's lifetime, shall reduce the Insurance Benefit.

Termination. This rider will terminate, and no further benefits will be paid (except as provided in the Extension of Benefits When Owner is the Life Insured and Added Protection Against Termination provisions), on the earliest of:

   (a)    the date of exchange or termination of the policy;

   (b)    the date this rider is discontinued on request;

   (c) the date when the Face Amount remaining after any monthly benefit payment is zero;

   (d) the date we approve your request for an increase in either Base Face Amount or Supplemental Face Amount, if applicable;

   (e) the date we approve your request for a change to policy Death Benefit Option 2.

This rider will terminate as if the Life Insured had died. Any riders which provide insurance on the life of someone other than the Life Insured will be treated according to their terms as if the Life Insured had died. No further premium will be payable for the policy or this rider.

Signed for the Company by:

                                                            [SEAL APPEARS HERE]

 05LTCR                               11

[LOGO OF JOHN HANCOCK]    Life Insurance Company (U.S.A.)

SUPPLEMENTARY BENEFIT
RESIDUAL LIFE INSURANCE BENEFIT AND CONTINUATION OF ACCELERATION RIDER

We agree, subject to the terms and conditions of this rider, and any other applicable rider(s) and the policy, to make available the payments described below.

This rider is made a part of the policy to which it is attached, in consideration of the application, a copy of which is attached to and made a part of the policy, and the rider charges for this rider, which are shown in the Specifications section of the policy.

All provisions relating to the Federal Income Tax Treatment of This Rider, Thirty Day Free Look, Notice to Buyer, Caution, Eligibility for Payment of Benefits, Limitations on or Conditions For Eligibility For Payment Of Benefits, Examinations and Assessments, Appeals, Legal Action, Time Limit on Certain Defenses, Grace Period, Added Protection Against Termination and Reinstatement, and Changes to this Rider as set forth in the Acceleration Of Life Insurance Death Benefit For Qualified Long-Term Care Services Rider (hereinafter "Acceleration Rider") annexed hereto, apply in their entirety to this rider. In addition, the definition of "Qualified Long Term Care Services" set forth in the Acceleration Rider applies to this rider.

Notwithstanding any policy provision to the contrary, the life insurance policy remains in effect to the extent necessary, although no benefits may be payable under its terms, during any period in which benefits are being paid under the terms of this rider.

DEFINITIONS

Face Amount means, for purposes of this rider, either Face Amount or Total Face Amount, depending on which term is used in the underlying policy.

Full Acceleration means the Face Amount of the underlying policy is zero.

RESIDUAL LIFE INSURANCE BENEFIT

Upon receipt of due proof of the Life Insured's death while this rider is in effect, and subject to the terms and conditions set forth below, we will pay a death benefit equal to the Residual Life Insurance Amount in excess of the death benefit under the policy, if such amount is greater than zero.

The Residual Life Insurance Amount is the lesser of:

    A) $25,000; and

    B) 10% of the Face Amount under the policy at issue, reduced proportionally for any reduction in Face Amount not due to acceleration under the Acceleration Rider.

When a payment is made pursuant to this section, the Company's obligation under both the policy and this rider is satisfied in full.

The Residual Life Insurance Benefit may not be accelerated under the terms of any rider.

CONTINUATION OF BENEFITS UPON FULL ACCELERATION UNDER ACCELERATION RIDER

The benefits set forth below are available only in the event there has been a Full Acceleration of Face Amount under the policy, pursuant to the Acceleration Rider. A Full Acceleration occurs on the date the Face Amount remaining is zero, after any monthly benefit payment is made pursuant to the terms of the Acceleration Rider.

 05LMAXR

Continuation of Monthly Benefit Payments

Subject to the conditions, limitations, and exclusions described herein, upon a Full Acceleration we will continue to make a monthly benefit payment pursuant to the terms of the Acceleration Rider, notwithstanding the termination provision of that Rider. Provided that the eligibility requirements under the Acceleration Rider continue to be met, this monthly benefit will be an amount not to exceed the lesser of (i) the charges incurred by the Life Insured for Qualified Long-Term Care Services, and (ii) the Maximum Monthly Benefit Amount (hereinafter "MMBA") under this rider . The MMBA under this rider is shown in
Section 1 of the policy.

In the month when Full Acceleration will occur, if the Face Amount remaining is less than both the MMBA under the Acceleration Rider and the charges incurred by the Life Insured for Qualified Long Term Care Services, a reduced amount of the MMBA under this rider may also be payable for that month only. Such reduced amount will be equal to the MMBA under this rider, multiplied by 1 minus the ratio of Face Amount remaining to the MMBA under the Acceleration Rider.

Time of Payment of Benefits

We will pay the monthly benefit amount for any loss covered by this rider, provided we receive evidence as referenced above and described in the Acceleration Rider. After services have been rendered and during the Life Insured's lifetime, we will make these payments on a monthly basis until the total of all monthly payments made pursuant to this rider equals the MMBA under this rider divided by the Maximum Acceleration Percentage under the Acceleration Rider.

EXTENSION OF BENEFITS UNDER ACCELERATION RIDER WHEN OWNER IS THE LIFE INSURED

If this rider is in effect, the Extension of Benefits provision under the Acceleration Rider is deleted and replaced in its entirety as follows:

If you are the Life Insured and confined in a Nursing Home, and the policy and Acceleration Rider both terminate for any reason while you are receiving continuous, uninterrupted benefits under the policy and Acceleration Rider, benefits for such Nursing Home confinement will continue during the lifetime of the Life Insured until the earlier of the following dates:

  .   the date you are discharged from the Nursing Home; and

  . the date when the Face Amount remaining after any monthly benefit payment under the Acceleration Rider is zero, and the total of all monthly payments made pursuant to this rider equals the MMBA under this rider divided by the Maximum Acceleration Percentage under the Acceleration Rider.

If your benefits are continued under this Extension of Benefits provision, we will calculate the "Face Amount" remaining as if your policy had remained in force, but NO Insurance Benefit will be payable to the beneficiary under the policy, the Acceleration Rider, or this rider.

This Extension of Benefits provision is subject to all of the provisions of the Acceleration Rider (including but not limited to the Elimination Period and Eligibility for the Payment of Benefits.)

PAYMENT OF BENEFITS AND DISCHARGE OF LIABILITY

While the Life Insured is living, all benefits will be paid to you or an alternative payee as designated by you or your legal representative. Any life insurance benefit arising under the terms of this rider will be paid as if it were the death benefit provided by the terms of the policy, following notification of the Life Insured's death.

At our option, a benefit payment of $1,000 or less may be paid to an alternative payee, if such benefit is payable to any person who is a minor or otherwise not competent to give a valid release. The alternative payee must be a person who is deemed by us to be justly entitled to the benefit.

We will be fully discharged and released from all liability to you, and any alternative payee, any assignee, and any beneficiary under the policy to the extent of any payment made in good faith under this rider.

 05LMAXR

TERMINATION

This rider will terminate on the earliest of:

   (a) the date of exchange or termination of the policy or the Acceleration Rider; or

   (b)    the payment or application of the Surrender Value under the policy; or

   (c)    the date this rider is discontinued on request; or

   (d)    the date of the Life Insured's death.

Signed for the Company by:

                                   Secretary

 05LMAXR

[LOGO OF JOHN HANCOCK]    Life Insurance Company (U.S.A.)
                          A Stock Company

                             SUPPLEMENTARY BENEFIT

                        ENHANCED SURRENDER VALUE RIDER

This rider is part of the policy to which it is attached. It takes effect at the same time as your policy on the Policy Date. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

The Life Insured for this benefit is the same person who is the Life Insured under your policy. If this rider is attached to a survivorship policy, the Lives Insured for this benefit will be the same persons who are the Lives Insured under your policy. The name of the Life Insured or, if applicable, the names of the Lives Insured, are shown in Policy Specifications, Section 1.

BENEFIT

We agree, subject to the terms and conditions of this rider and the policy, to pay an Enhanced Surrender Value benefit in addition to the Cash Surrender Value that would otherwise be paid under the policy should you surrender the policy during the policy's Surrender Charge Period. The Enhanced Surrender Value benefit described in the Benefit Amount provision below will be paid if all the following conditions are met:

   (a) your written request for a full surrender of the policy is received at our Service Office prior to the death of the Life Insured (or if this rider is attached to a survivorship policy, prior to the death of the Surviving Life Insured);

   (b) such surrender is not the result of an exchange under Section 1035 of the Internal Revenue Code; and

   (c)    this rider has not terminated under the Termination provision below.

BENEFIT AMOUNT

The Enhanced Surrender Value benefit amount is equal to the lesser of a) 100% of the policy's Surrender Charge applicable on the date of surrender as shown in the Policy Specifications, Section 1, and b) the Policy Value. Such amount will be added to the Cash Surrender Value that would otherwise be paid under the policy. The resulting enhanced Cash Surrender Value is reduced by any Policy Debt to arrive at the Net Cash Surrender Value.

EFFECT ON WITHDRAWALS AND LOAN VALUE

Neither the amount available for withdrawal or the available loan value of the policy will in any way be increased due to the Enhanced Surrender Value benefit provided by this rider.

RIGHT TO POSTPONE PAYMENT OF BENEFIT

We reserve the right to postpone the payment of any Enhanced Surrender Value benefit for up to six months after we receive your written request for a full surrender of the policy in the same manner that we may postpone the payment of any Net Cash Surrender Value under the policy.

ENHANCED SURRENDER VALUE RIDER CHARGE

For this rider to take effect, there is a premium charge equal to 2% of the lesser of either the sum of premiums received during the first two Policy Years or the Target Premium shown in the Policy Specifications, Section 1.

 06MAJESVR                          Page 1

TERMINATION

This rider will terminate without value, on the earliest of:

   a.     the end of the policy's Surrender Charge Period;

   b.     the exchange or termination of the policy;

   c. the death of the Life Insured (or Surviving Life Insured if this rider is attached to a survivorship policy); or

   d. the next monthly Processing Date following our receipt of your written request to terminate this rider.

This rider cannot be reinstated after it terminates.

                                   JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                                              /s/ James P. O'Malley
                                                    President


 06MAJESVR                          Page 2

[LOGO OF JOHN HANCOCK]    Life Insurance Company (U.S.A.)
                          A Stock Company

                             SUPPLEMENTARY BENEFIT

                        RETURN OF PREMIUM DEATH BENEFIT

This rider is part of the policy to which it is attached. It takes effect at the same time as your policy, provided that Death Benefit Option 1 is in effect under the policy on that date. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

The Life Insured for this benefit is the same person who is the Life Insured under your policy. If this rider is attached to a survivorship policy, the Lives Insured for this benefit will be the same persons who are the Lives Insured under your policy. The name of the Life Insured or, if applicable, the names of the Lives Insured, are shown in Policy Specifications, Section 1.

BENEFIT

This benefit provides an additional insurance amount, payable on the death of the Life Insured (or the death of the Surviving Life Insured if this rider is attached to a survivorship policy). On receiving due proof that the Life Insured (or Surviving Life Insured) died while the benefit is in force, we will pay the benefit amount to the same beneficiary and in the same manner as the proceeds payable under the policy.

BENEFIT AMOUNT

The benefit is equal to the amount of the Return of Premium Death Benefit coverage as described below. The Maximum Benefit Amount is shown in the Policy Specifications page for this rider.

RETURN OF PREMIUM DEATH BENEFIT COVERAGE

The amount of the Return of Premium Death Benefit coverage is determined as follows:

(a) it has an initial value equal to the Percentage of Premium of your initial premium payment. The Percentage of Premium is as elected and shown on the Policy Specifications page for this rider. This percentage is set at issue and cannot be changed;

(b) the Percentage of Premium will be applied to each subsequent premium and increase the coverage at the time of premium payment by that amount;

(c) on each Processing Date, before we take any Monthly Deductions due, we will increase the coverage by the monthly equivalent of the annual Return of Premium Death Benefit Increase Rate;

(d) each withdrawal of part of the Net Cash Surrender Value taken under the policy will reduce the coverage at the time of withdrawal by an amount equal to the withdrawal, except that the coverage will not reduce to less than zero; and

(e) each request for a decrease in the benefit amount will reduce the coverage on the effective date of the decrease by the amount of the decrease requested, except that the coverage will not be decreased to less than zero.

The initial annual Return of Premium Death Benefit Increase Rate is shown in the Policy Specifications page for this rider. You may make a Written Request to change this rate, subject to the following:

(a) a decrease in the rate will take effect on the Annual Processing Date coincident with or next following the date we receive the request; and

 06ROPR2                            Page 1

(b) an increase in the rate will be subject to you providing us with evidence of insurability satisfactory to us and to our approval of the increase. The increase will take effect on the Annual Processing Date coincident with or next following the date of our approval.

The amount of the Return of Premium Death Benefit coverage will not exceed the Maximum Benefit Amount shown in the Policy Specifications page for this rider.

NO-LAPSE GUARANTEE

This benefit is covered under the No-Lapse Guarantee in your policy for the same period.

CESSATION OF INCREASES

Increases in the Return of Premium Death Benefit coverage will cease at the earliest of:

(a) the Processing Date coincident with or next following the date we receive your Written Request for cessation of any further increases;

(b) the Processing Date coincident with or next following the date we approve your Written Request for a change to policy Death Benefit Option 2 if the policy allows for such a change to be made;

(c) the date on which the amount of the Return of Premium Death Benefit coverage becomes equal to the Maximum Benefit Amount shown in the Policy Specifications page for this rider;

(d) the date the Life Insured reaches Age 100 (or if this rider is attached to a survivorship policy, the date the younger Life Insured reaches Age 100 or would have reached Age 100 if living); or

(e) the Processing Date coincident with or next following the date we receive your Written Request to reduce the amount of the Return of Premium Death Benefit coverage or the Supplemental Face Amount or Base Face Amount of insurance under the policy.

After increases cease, we will not take into account any more premiums paid or apply the Return of Premium Death Benefit Increase Rate in determining the amount of the Return of Premium Death Benefit coverage.

DECREASE IN BENEFIT AMOUNT

You may make a Written Request to decrease the benefit amount. The decrease will take effect on the Processing Date coincident with or next following the date we approve the request. The Return of Premium Death Benefit coverage will be reduced by the amount of the requested decrease. Decreases in the benefit amount are not subject to pro-rata Surrender Charges.

PARTIAL NET CASH SURRENDER VALUE WITHDRAWALS

If you make a Written Request for a withdrawal of part of the Net Cash Surrender Value under the policy while this benefit is in force, we will process the withdrawal, so that the withdrawal:

   (a) first reduces the amount of the Return of Premium Death Benefit coverage; then

   (b) any applicable Supplemental Face Amount under the policy will then be reduced by the amount, if any, by which the net withdrawal exceeds the amount of the Return of Premium Death Benefit coverage; then

   (c) the Base Face Amount under the policy will be reduced by the amount, if any, by which the net withdrawal exceeds the sum of the Return of Premium Death Benefit coverage and any applicable Supplemental Face Amount.

As described above, we will generally process the withdrawal so it reduces the Supplemental Face Amount before it reduces the Base Face Amount but we reserve the right to allow a reduction in Base Face Amount prior to fully reducing the Supplemental Face Amount.

 06ROPR2                            Page 2

COST OF INSURANCE

The cost of insurance for this benefit is charged monthly as part of the Monthly Deductions under the policy, and ceases when Monthly Deductions cease under the policy. The monthly cost of insurance rates will always be less than or equal to the Maximum Monthly Rates shown in the Table of Rates, Section 2 in the policy.

INCONTESTABILITY

This benefit shall be incontestable after it has been in force during the Life Insured's lifetime (or during the lifetime of the Lives Insured if this rider is attached to a survivorship policy) for two years from the Issue Date shown in the Specifications section of the policy.

For any increase which requires evidence of insurability satisfactory to us, the contestable period will start on the effective date of the increase.

SUICIDE EXCLUSION

If the Life Insured (or either of the Lives Insured when this rider is attached to a survivorship policy) dies by suicide, while sane or insane, within two years of the Issue Date shown in the Specifications section of the policy, this benefit will terminate and we will pay only the amount of Monthly Deductions charged for the benefit.

If the Life Insured (or either of the Lives Insured when this rider is attached to a survivorship policy) dies by suicide, while sane or insane, within two years after the effective date of an increase which required evidence of insurability satisfactory to us, for that increase we will pay only the Monthly Deductions charged for the increase.

BENEFIT DEFAULT

This rider will go into default at any time the policy goes into default, and will be subject to the same conditions for bringing the policy out of default.

TERMINATION

This rider terminates at the earliest of the date the policy terminates or the date the Life Insured reaches Age 121. Until the Life Insured reaches Age 121, this rider cannot be terminated prior to the policy and will terminate at the same time as the policy. If this rider is attached to a survivorship policy, this provision pertains to the date the younger Life Insured reaches Age 121 or would have reached Age 121 if living.

This rider may be reinstated with the policy, subject to the same conditions that apply for reinstating the policy. Upon reinstatement, the amount of the Return of Premium Death Benefit coverage will be equal to the amount at termination, plus the value equal to the Percentage of Premium of your premiums paid for reinstatement.

                                   JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                              /s/ James P. O'Malley
                                                     President


 06ROPR2                            Page 3

1. POLICY SPECIFICATIONS (CONTINUED) - [POLICY 12 345 678]

                          SUPPLEMENTARY BENEFITS

                BENEFIT   RETURN OF PREMIUM DEATH BENEFIT

           LIFE INSURED   LIFE INSURED'S NAME [LIVES INSURED NAMES], AGE, SEX,

[LIVES INSURED] DETAILS   RISK CLASSIFICATION AND ADDITIONAL RATING (IF
                          APPLICABLE) ARE SHOWN IN THE POLICY SPECIFICATIONS

            BENEFICIARY   AS DESIGNATED IN THE APPLICATION OR SUBSEQUENTLY
                          CHANGED

         BENEFIT AMOUNT   AS DETERMINED BY THE RETURN OF PREMIUM DEATH BENEFIT
                          COVERAGE PROVISION

        MAXIMUM BENEFIT   $[500,000]
                 AMOUNT

      RETURN OF PREMIUM   INITIAL RATE [5]%
          DEATH BENEFIT
          INCREASE RATE

          PERCENTAGE OF   [100]%
                PREMIUM

                             SUPPLEMENTARY BENEFIT

                            CHANGE OF LIFE INSURED

This benefit is a part of your policy.

BENEFIT

You may change the life insured (from the "old life insured" to a "new life insured") under your policy on or after the second Policy Anniversary of the policy. The change is subject to the following terms.

INSURABLE INTEREST

You must have an insurable interest in the new life insured.

CONSENT

The new life insured must consent in writing to the change.

EVIDENCE OF INSURABILITY

We will require evidence which satisfies us of the new life insured's insurability. If we do not accept the new life insured as a standard risk, we can apply an Additional Rating or refuse to allow the change.

CHANGE DATE

The change date will be the beginning of the Policy Month following the date we approve the request.

EFFECT ON POLICY

The change will have the following effect on the policy.

(a) The change takes place at the change date. Before this date, the policy provides no insurance on the new life insured. After this date, the policy provides no insurance on the old life insured.

(b) The Face Amount, Monthly Administrative Charge and any remaining Surrender Charge and Surrender Charge Period will be the same after the change date as they were before the change date.

(c) The Policy Value will be the same immediately after the change date as it was immediately prior to the change date, unless the change would cause the policy to fail to qualify as life insurance for tax purposes. If this occurs, we will refund any premium payments that would cause this policy to fail to qualify as life insurance under Section 7702 of the Internal Revenue Code of 1986, or any other equivalent section of the code, in order to cause the policy after the change to qualify as life insurance for tax purposes. If we refund any premium, the Policy Value will be reduced by the amount refunded.

(d) Rates or charges under the policy or any applicable Supplementary Benefit that are based on the life insured's age, sex or rate class will be adjusted to reflect the age, sex or rate class of the new life insured. Cost of Insurance rates will be based on the Attained Age of the new life insured on the change date.

                                                                    (continued)

 S125-4us                           Page 1

(e) Supplementary Benefits on the old life insured will be canceled as of the change date. Supplementary Benefits may be added on the new life insured as of the change date, subject to our normal requirements and restrictions for such benefits.

(f) Following a change of insured, the Validity and Suicide provisions of the policy will start anew as of the change date.

CHANGE FEE

We will charge a fee to cover our expenses for the change. The fee will be the same for all changes of this kind being made at the same time.

TERMINATION

The benefit terminates on the earliest of:

(a)    The date you cease to be the owner of the policy.

(b)    Termination of this policy.


                                   JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                               /s/ John DesPrez III
                                                    President


 S125-4us                           Page 2

                                     RIDER

                              ACCELERATED BENEFIT

                      FOR TOTAL AND PERMANENT DISABILITY

In this rider Accelerated Benefit refers to an acceleration of your life insurance benefits. This rider is not intended or designed to provide health, nursing home or long-term care insurance.

The death benefit and, if applicable, any cash values and loan values under your life insurance policy will be reduced if the Accelerated Benefit is paid.

Receipt of the Accelerated Benefit is intended to qualify for favorable tax treatment under section 101(g)(1)(A) of the Internal Revenue Code of 1986 as amended by Public Law 104-191. However, receipt of the benefit may affect eligibility for Medicaid and certain other public assistance programs. You should consult with your personal tax advisor and social service agencies before you decide to receive the benefit under this rider.

This rider has been added to and forms part of your policy. Unless this rider states otherwise, the provisions set out in your policy will apply to the rider.

Effective Date. This rider is effective on the date we attach it to your policy.

Benefit. If you meet the Conditions of Payment, we will pay you 50% of the eligible death benefit, up to a maximum of $1,000,000 on the life insured.

If more than one policy owner make a claim, we will pay the benefit in proportion to the amount of eligible death benefit each has on the life insured.

You will receive your payment in one lump sum. You cannot make another claim under this rider after we have paid the benefit. We will not make a payment if it would be less than $10,000.

Eligible Death Benefit. The eligible death benefit is equal to (a) plus (b), minus (c), where

(a) is the death benefit of your qualifying policies, including any paid-up additional insurance;

(b) is the death benefit of any qualifying riders and supplementary benefits attached to your qualifying policies; and

(c)    is any outstanding loan amount.

Your qualifying policies are your inforce permanent or term life insurance policies issued by us, covering only one life insured. Your qualifying riders and qualifying supplementary benefits are part of your qualifying policies. They insure the same person and provide a death benefit other than accidental death coverage. Each policy, rider and supplementary benefit must have at least one year remaining in the benefit period. In this rider, "policy" refers to a qualifying policy, rider and supplementary benefit.

Conditions of Payment. You must meet the following conditions before we pay the benefit.

(a) You must provide written evidence satisfactory to us that the life insured has a total and permanent disability. Part of the evidence must be a written statement from a licensed medical doctor stating the prognosis for the illness.

       Total and permanent disability means a medical condition which a doctor diagnoses will reduce the insured's life expectancy to one year or less.

(b) We must have the signed consent of any irrevocable beneficiary and any assignee.

(c) You must claim the benefit voluntarily. We will not pay the benefit if you are claiming it to satisfy creditors, or for government benefits.

                                                                    (continued)

 S134-1mi                           Page 1

                              ACCELERATED BENEFIT

                      FOR TOTAL AND PERMANENT DISABILITY

Premium. There is no premium for this rider, and it has no effect on the premium due for your policy.

Administrative Expense Charge. The administrative expense charge for this benefit will not exceed $150.

Death Benefit Reduction. We will reduce the death benefit of your policy by the benefit amount, plus one year's interest, plus any administrative expense charge. The interest rate charged for this benefit is the variable loan interest rate on our currently issued policies. In no event will the interest exceed your policy's loan interest rate, if your policy includes a loan interest provision.

If your benefit calculation includes more than one policy, we will reduce the most recently issued first. If necessary, we will reduce the next most recently issued policy until we reach the desired amount.

If your policy permits a decrease in the face amount of insurance, we will not apply the policy restrictions on the amount, timing and number of decreases to the death benefit reduction.

Cash Value Reduction. Payment of the benefit will reduce any cash value in your policy. The reduced cash value will be equal to the original cash value multiplied by (a), divided by (b), where

(a)    is the death benefit after the payment of the accelerated benefit, and

(b)    is the death benefit before the payment of the accelerated benefit.

If your policy is a variable life insurance policy, you may tell us how to allocate the reduction of your policy. If you do not tell us, we will base the reduction on the proportion that each account bears to your Net Policy Value.

Effect On Policy Debt. If any qualifying policy has a loan against it, we will reduce the policy loan by the same proportion as the cash value.

Effect On Accidental Death Benefit Provision. Payment of the accelerated benefit will not affect any accidental death insurance coverage.

Termination. This rider will terminate on the earliest of the following dates:

(a)    the date we receive your written request for termination,

(b) the date any premium for your policy is in default beyond the end of its grace period,

(c)    one year before the expiry or termination date of your policy, or

(d)    the date you surrender your policy.

                                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)

                                             /s/ John DesPrez III
                                                   President

 S134-1mi                           Page 2

[LOGO OF JOHN HANCOCK] Draft 4 - March 20, 2006          [GRAPHIC APPEARS HERE]

                       Policy Details - Variable Life

                       [ ] John Hancock Life Insurance
                           Company (U.S.A.)

                       [ ] John Hancock Variable Life
                           Insurance Company
                       (hereinafter referred to as The
                       Company)

Service Office:
200 BLOOR STREET EAST
TORONTO, ONTARIO
CANADA M4W 1E5

     .   This form is part of the Application for Life
         Insurance for the Proposed Life Insured(s).

     . Print and use black ink. Any changes must be initialed by the Proposed Life Insured(s) and/or
         Owner(s).

Proposed Life Insured (Life One)      Proposed Life Insured (Life Two)
Name First      Middle     Last       Name First      Middle     Last

__________________________________    __________________________________

Name(s) of Owner(s)
                    __________________________________________________________

                    __________________________________________________________

Plan Name

Single Life       [ ] Majestic VUL 98             [ ] Majestic Performance VUL
                  [ ] Majestic Variable COLI      [ ] Variable MasterPlan Plus

Survivorship Life [ ] Majestic VEP 98             [ ] Majestic Performance
                                                      Survivorship VUL

Other
                  ____________________________________________________________

Amount

1. Base Sum Insured (BSI) or Base Face Amount (BFA) $______

   Additional Sum Insured (ASI) or Supplemental Face Amount (SFA) on Page 2.

Premiums

2.Frequency: [ ] Annual [ ] Semi-Annual [ ] Quarterly [ ] Monthly - (Automatic
                                                          Deduction)
             [ ] Other
                        _______________________________________________________

Premium Notices and Correspondence

3. a) Send         [ ]              [ ]Life One           [ ]Life Two
   Premium         Owner(s)
   Notices to:
                   [ ] Employer's   [ ] Other: Name & Address (details below)
                       Address

                   Name

                   ____________________________________________________________
                   Street No. & Name, Apt No., City, State, Zip code

                   ____________________________________________________________

  b)Send           [ ] Same as Premium Notices (as        [ ] Other: Name &
    Correspondence     above)                                 Address
    to:                                                       (details below)
                   Name

                   ____________________________________________________________
                   Street No. & Name, Apt No., City, State, Zip code

                   ____________________________________________________________

Additional Benefits

4. a) Life Insurance Qualification Test

   [ ] Guideline Premium (GPT)              [ ] Cash Value Accumulation (CVAT)

   Note: Elected test cannot be changed after the policy is issued. You may request an Illustration on both tests before making your election.

   b) Death Benefit Option       [ ] Option A/Option 1(Face Amount)

                                 [ ] Option B/Option 2 (Face Amount plus
                                     Account/Policy Value)

                                 [ ] Option M (Available on Majestic VUL 98
                                     and Majestic VEP 98 if CVAT Chosen) with calculation beginning in policy year ____

 NB5008US (M)                    Page 1 of 5           M Proprietary Variable
 NB5008US (05/2006)                                         Majestic Products

Additional Sum Insured (ASI), Supplemental Face Amount (SFA) and Premium
Schedules

5. [ ] Additional Sum Insured(ASI)/Supplemental Face Amount(SFA) Check only one option below.

    a) [ ] ASI/SFA of $____

         [ ] For Life of Policy

         [ ] With Face Amount (TSI/TFA) of $____ increasing by __% or $____ Per
             Year for

         [ ] Life of Policy or __ Policy Years

    b) [ ] Customized Level or Increasing Schedule
           List by policy year or years. ASI/SFA amount may not decrease.

           Policy Year(s)                  ASI/SFA Amount
           --------------     -----------------------------------------
                 to                    $                    (1)
                 to                    $                    (2)
                 to                    $                    (3)
                 to                    $                    (4)
                 to                    $                    (5)
                 to                    $                    (6)
                 to                    $                    (7)
                 to                    $                    (8)
                 to                    $                    (9)
                 to                    $                   (10)
         (If more space is required, complete and attach form NB5064.)

6.  [ ] Planned Premium

    a) [ ] $______ annually for _____ year(s)

       [ ] Annual Increase of __%

       [ ] Additional first year Planned Premium $______

    b) [ ] Customized Schedule
       List by policy year(s).

           Policy Year(s)              Planned Premium Amount
           --------------     -----------------------------------------
                 to                    $                    (1)
                 to                    $                    (2)
                 to                    $                    (3)
                 to                    $                    (4)
                 to                    $                    (5)
                 to                    $                    (6)
                 to                    $                    (7)
                 to                    $                    (8)
                 to                    $                    (9)
                 to                    $                   (10)
         (If more space is required, complete and attach form NB5064.)

Majestic VUL 98, Majestic Variable COLI, Variable MasterPlan Plus, Majestic VEP
98

7. [ ] Living Care Benefit (for terminal illness, only available on Majestic VUL 98 )

    [ ] Enhanced Cash Value Rider

    [ ] Premium Cost Recovery for    [ ] Life of Policy    [ ] __ Policy Years

    [ ] Age 100 Waiver of Charges Rider (Not available on MVCOLI or VMPP)

    [ ] Policy Split Option Rider (Only available on Majestic VEP 98)

    [ ] Continuation of Guaranteed Minimum Death Benefit Option after
        10th Policy Year (Only available with Option A)

    [ ] Other _________________________________________________________________

Majestic Performance VUL

8.  [ ] Enhanced Surrender Value Rider        [ ] LifeCare Benefit Rider
                                                  (Please complete form
                                              NB5018.)

    [ ] Extended No Lapse Guarantee             [ ] LifeCare Benefit Max (LMAX)
        (beyond Basic Period)                       Extension Rider

      [ ] To Age ____    [ ] Period _____     [ ] Accelerated Benefit Rider

    [ ] Return of Premium Death Benefit       [ ] Other
        (with DB Option 1 only)
       Increase Rate  [ ] Yes __%   [ ] No

       Percentage of Premiums to be
       returned at death (Whole numbers
       only. Maximum 100%) __   %

Majestic Performance Survivorship VUL

9.  [ ] Enhanced Cash Value Rider

    [ ] Premium Cost Recovery for   [ ] Life of Policy   [ ] __ Policy Years

    [ ] Survivorship Four Year Level Term Rider

    [ ] Policy Split Option Rider

    [ ] Other _________________________________________________________________

 NB5008US (M)                    Page 2 of 5           M Proprietary Variable
 NB5008US (05/2006)                                         Majestic Products

Additional Information - These questions apply to the OWNER(S) of the policy. All questions must be answered.

10. a) If an additional or optional policy is being applied for in a separate application, state plan and amount.

   Plan name


   ___________________________________________________________ $______

    b) Do you understand that you may need to pay premiums in addition to Planned Premium if the current policy charges or actual investment performance are different from the assumptions used in your Illustration (assuming the requirements of any applicable guaranteed death benefit feature have not been satisfied)? Yes No 11. Have you received a current prospectus (and any supplements) for the applicable policy? [ ] Yes [ ] No

    If Yes, date of prospectus(es)                        mmm     dd      yyyy
                                                          _______ _______ ___
    Date of supplement(s)                                 mmm     dd      yyyy
                                                          _______ _______ ___
    Date of John Hancock Trust prospectus (if applicable) mmm     dd      yyyy
                                                          _______ _______ ___
    Date of supplement                                    mmm     dd      yyyy
                                                          _______ _______ ___

12. With the above in mind, does the policy meet your insurance objectives and your anticipated financial needs? [ ] Yes [ ] No

Investor Suitability Statements

13.I UNDERSTAND THAT UNDER THE APPLIED FOR POLICY:

    (A)THE AMOUNT OF THE INSURANCE BENEFITS, OR THE DURATION OF THE INSURANCE COVERAGE, OR BOTH, MAY BE VARIABLE OR FIXED.

    (B)THE AMOUNT OF THE INSURANCE BENEFITS, THE DURATION OF THE INSURANCE COVERAGE, AND THE POLICY/ACCOUNT VALUE, MAY INCREASE OR DECREASE DEPENDING ON THE INVESTMENT EXPERIENCE OF THE CHOSEN INVESTMENT ACCOUNTS AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT. ILLUSTRATIONS OF BENEFITS, INCLUDING DEATH BENEFITS, POLICY/ACCOUNT VALUES AND CASH SURRENDER VALUES ARE AVAILABLE ON REQUEST.

    (C)THE ENTIRE INVESTMENT COULD BE LOST BECAUSE OF THE PERFORMANCE OF THE INVESTMENT FUND AND IN THE ABSENCE OF ADDITIONAL PREMIUM PAYMENT, THE INSURANCE COVERAGE COULD LAPSE.

Telephone/Allocation Change Authorization

14.I understand and agree that:

    a) Telephone transfers and allocation changes will also be subject to the conditions of the policy, the administrative requirements of The Company, and the provisions of the policy's prospectus.

    b) The Company may act on telephone instructions from the Owner or from any such person, if the policy is jointly owned. The Company, its agents, or representatives of employees who act on its behalf, will not be subject to any claim, liability, loss, expense or cost if it acted on good faith upon telephone instructions it reasonably believes to be genuine in reliance on this signed authorization. The Company will employ reasonable procedures to confirm that the instructions communicated by telephone are genuine. Such procedures shall consist of confirming a valid telephone authorization form is on file and providing written confirmation of tape recorded instructions.

    c) The Company, at its option alone and without prior or subsequent notice to the Owner(s), or any other person or representative of the Owner(s), may record all or part of any telephone conversation containing telephone transfer and/or allocation change instructions.

    d) All terms of authorization are binding upon the agents, heirs and assignees of the Owner(s).

    e) This Telephone/Allocation Change Authorization will be effective until such time as (a) written revocation is received by The Company's Service Office, or (b) The Company discontinues this privilege, whichever occurs first.

Please check [X] ONLY one box:

[ ] I authorize The Company to accept telephone instructions from me or any co-owner.

[ ] I authorize The Company to accept telephone instructions from me, any co-owner or our Registered Representative.
    (Registered Representatives should contact their broker/dealer for procedures regarding this authorization.)

 NB5008US (M)                    Page 3 of 5           M Proprietary Variable
 NB5008US (05/2006)                                         Majestic Products

15.INVESTMENT ALLOCATION OF NET PREMIUMS - Allocation must be whole numbers.
   Total must be 100%.

Majestic VUL 98, Majestic Performance VUL, Majestic Variable COLI, Variable MasterPlan Plus, Majestic VEP98, Majestic Performance Survivorship VUL

AGGRESSIVE GROWTH PORTFOLIOS

__% Science & Technology
__% Pacific Rim
__% Health Sciences
__% Emerging Growth
__% Small Cap Growth
__% Emerging Small Company
__% Small Cap
__% Small Cap Index
__% Dynamic Growth
__% Mid Cap Stock
__% Natural Resources
__% All Cap Growth
__% Strategic Opportunities
__% Financial Services
__% International Opportunities
__% International Small Cap
__% International Equity Index B
__% Overseas Equity
__% American International
__% International Value
__% International Core

__% FIXED ACCOUNT

NOTE: Liquidity restrictions apply when allocating funds to the Fixed
Account.

GROWTH PORTFOLIOS

__% Quantitative Mid Cap
__% Mid Cap Index
__% Mid Cap Core
__% Global
__% Capital Appreciation
__% American Growth
__% U.S. Global Leaders Growth
__% Quantitative All Cap
__% All Cap Core
__% Total Stock Market Index
__% Blue Chip Growth
__% U.S. Large Cap
__% Core Equity
__% Strategic Value
__% Large Cap Value
__% Classic Value
__% Utilities
__% Real Estate Securities
__% Small Cap Opportunities
__% Small Cap Value
__% Small Company Value
__% Special Value
__% Mid Value
__% Mid Cap Value
__% Value
__% All Cap Value

M FUNDS

__% Brandes International Equity
__% Turner Core Growth
__% Frontier Capital Appreciation
__% Business Opportunity Value

OTHER PORTFOLIO

__% ______________________________

GROWTH & INCOME PORTFOLIOS

__% Growth & Income
__% 500 Index B
__% Fundamental Value
__% U.S. Core
__% Large Cap
__% Quantitative Value
__% American Growth - Income
__% Equity - Income
__% American Blue Chip Income & Growth
__% Income & Value
__% Managed
__% PIMCO VIT All Asset
__% Global Allocation

INCOME PORTFOLIOS

__% High Yield
__% U.S. High Yield Bond
__% Strategic Bond
__% Strategic Income
__% Global Bond
__% Investment Quality Bond
__% Total Return
__% American Bond
__% Real Return Bond
__% Bond Index B
__% Core Bond
__% Active Bond
__% U.S. Government Securities
__% Short Term Bond

CONSERVATIVE PORTFOLIO

__% Money Market B

LIFESTYLE PORTFOLIOS

__% Lifestyle Aggressive
__% Lifestyle Growth
__% Lifestyle Balanced
__% Lifestyle Moderate
__% Lifestyle Conservative

 NB5008US (M)                    Page 4 of 5           M Proprietary Variable
 NB5008US (05/2006)                                         Majestic Products

Allocation of Monthly Charges

16.Please deduct the monthly charges from the following accounts (except
   Mortality and Expense Risk/Asset based Risk charges).


   Account No. __________________________    __% [ ] Check box and attach
                                                     sheet with additional
               __________________________    __%     information, if necessary.

Owner(s) Signature(s)

Signed at    City    State       This    Day of                        Year

____________________________     _______ ____________________________  ________

Signature of Witness/Registered
Representative (as Witness)              Signature of Owner

X                                        X
___________________________________      ______________________________________

                                         Signature of Owner

                                         X
                                         ______________________________________

Agent/Registered Representative Certification - All Agents/Registered Representatives sharing commissions must sign this form.

I certify that a current prospectus (and any supplement) for the policy applied for has been given to the Proposed Life Insured(s), and to the Owner(s) if other than the Proposed Life Insured(s).

Signature of Agent/Registered
Representative                          Place and Date

X
_____________________________________   ______________________________________

Signature of Agent/Registered
Representative                          Place and Date

X
_____________________________________   ______________________________________

Signature of Agent/Registered
Representative                          Place and Date

X
_____________________________________   ______________________________________

Signature of Agent/Registered
Representative                          Place and Date

X
_____________________________________   ______________________________________

Signature of Agent/Registered
Representative                          Place and Date

X
_____________________________________   ______________________________________

 NB5008US (M)                    Page 5 of 5           M Proprietary Variable
 NB5008US (05/2006)                                         Majestic Products